Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

PQ GROUP HOLDINGS, INC.

and

SPARTA AGGREGATOR L.P.

Dated as of February 28, 2021

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Section 11.15	Privilege	107

Section 11.16	Counterparts	108

Section 11.17	Sale or Transfer of Catalyst Business.	108

Section 11.18	Non-Recourse Parties	109

Exhibits
Exhibit A:	Pre-Closing Restructuring
Exhibit B:	Accounting Principles
Exhibit C:	Form of Transition Services Agreement
Exhibit D:	Term Sheets for Certain Ancillary Agreements
Exhibit E:	Form of Purchase Price Allocation Schedule

Schedules
Schedule I:	Sellers
Schedule II:	Transferred Companies and Transferred Entities
Schedule III:	Applicable Competition Laws
Parent Disclosure Schedule

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of February 28, 2021, is by and between PQ Group Holdings, Inc., a Delaware corporation (“Parent”), and Sparta Aggregator L.P., a Cayman Islands exempted limited partnership (“Purchaser”).

RECITALS

WHEREAS, certain Subsidiaries of Parent are engaged in the Business (as defined below);

WHEREAS, prior to the Closing, the Pre-Closing Restructuring (as defined below) shall have been consummated in accordance with Exhibit A;

WHEREAS, following consummation of the Pre-Closing Restructuring, Parent shall hold, directly and indirectly, through certain of its Subsidiaries (as defined below) (Parent and each such Subsidiary listed on Schedule I hereto, a “Seller,” and, collectively, the “Sellers”), certain Equity Interests (as defined below) of the Subsidiaries listed on Schedule II hereto (each of the Subsidiaries listed on Schedule II, a “Transferred Company,” and, collectively, the “Transferred Companies” and together with those entities that shall be Subsidiaries of the Transferred Companies following consummation of the Pre-Closing Restructuring as listed on Schedule II under the heading “Transferred Subsidiaries,” each a “Transferred Entity” and collectively the “Transferred Entities”);

WHEREAS, following the consummation of the Pre-Closing Restructuring, the Sellers desire to sell and transfer, and Purchaser desires to purchase, all of the Sellers’ right, title and interest in and to certain Equity Interests of the Transferred Companies (those Equity Interests listed on Schedule II hereto under the heading “Transferred Equity Interests,” the “Transferred Equity Interests”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement;

WHEREAS, the respective boards of directors of Parent and Purchaser have approved and declared advisable the consummation of the Sale on the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of Koch Minerals & Trading, LLC and Cerberus Global Private Equity Partners, LP (each, a “Purchaser Sponsor”) have duly executed and delivered to Parent a limited guaranty, dated as of the date of this Agreement, in favor of Parent (the “Limited Guaranty”) with respect to certain limited fee and reimbursement obligations of Purchaser as set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall mean GAAP, and to the extent not inconsistent with GAAP, the accounting principles and practices as applied in the preparation of the Audited Business Financial Statements as of December 31, 2019, in each case, as modified by those methods, policies, practices, procedures, classifications and methodologies set forth on Part 1 of Exhibit B.

“Action” shall mean any charge, audit, investigation, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity or any arbitration or mediation tribunal.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided that, (a) no Purchaser Sponsor or any other equityholder of Purchaser or any other Person that directly, or through one or more intermediaries, controls, is controlled by or is under common control with a Purchaser Sponsor or any other equityholder of Purchaser, shall be considered an Affiliate of Purchaser and (b) no equityholder of Parent shall be considered Affiliates of Parent, Sellers or the Transferred Entities hereunder; provided, further that from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of the Sellers or any of the Sellers’ Affiliates and (b) none of the Sellers nor any of the Sellers’ Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Contract Manufacturing Agreement, the Warrington Lease Agreement, the Anti-Block Supply Agreement, the Malvern Sublease Agreement, the Trademark License Agreement and the Other Supply Agreements.

“Anti-Block Supply Agreement” shall mean the Supply Agreement to be entered into at the Closing, which agreement shall be in Approved Form.

“Approved Form” shall mean, with respect to each applicable document, a form mutually acceptable to Parent and Purchaser, in each case acting reasonably and in good faith, it being understood and agreed that, if applicable, the initial base for each such document shall be the form attached hereto as an Exhibit, as modified or supplemented by any term sheets that are also attached hereto with such forms, and if no such form is attached as an exhibit, then such applicable document shall contain the terms set forth in the applicable term sheet attached as an exhibit hereto.

“Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other compensation or benefits plan, program, policy, agreement, or arrangement, including any employment, commission, individual consulting, bonus, stock option, phantom equity, stock appreciation rights, other cash or equity-based bonus or incentive, severance, change in control, retention, vacation or paid time off, pension, retirement, health, welfare, deferred compensation, profit sharing, termination indemnity, material gratuity, retirement indemnity, or jubilee plans, programs, policies, agreements, or arrangements, that is (i) sponsored, maintained or contributed to by any Transferred Entity, (ii) sponsored, maintained or contributed to (or required to be contributed to) by any Seller or any of their respective Affiliates for the benefit of any Transferred Entity Employee or (iii) under which any Transferred Entity has any Liability, excluding any Governmental Plan.

“Business” shall mean the business of researching, developing, producing, marketing, distributing and selling (a) sodium silicates, potassium silicates, lithium silicates and metasilicates in solid, liquid, powder and flake forms, (b) silicas in precipitated and gel forms (excluding silica gels and precipitated silicas as used in the Catalysts Business), and (c) sodium aluminosilicate zeolites (excluding zeolites as used in the Catalysts Business), in each case (x) for industrial, consumer and industrial cleaning, personal care, adsorbents, coatings and food and beverage and other uses, (y) as conducted as of the date hereof and as of the Closing by the Transferred Entities, and (z) comprising Parent’s performance chemicals reporting segment.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Intellectual Property” shall mean (a) the Intellectual Property owned by (i) any of the Transferred Entities or (ii) any member of the Parent Group and that is primarily used by the Business, and (b) the PQ Names and any Intellectual Property rights therein (including in each case of (a) and (b) the items set forth on Section 4.18 of the Parent Disclosure Schedule).

“Business Material Adverse Effect” shall mean any event, change, development or effect that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Transferred Entities or the Business, taken as a whole; provided that no such event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, or whether there would reasonably be expected to be, a “Business Material Adverse Effect:” (a) general conditions and trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic or product areas, (b) general political, economic, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars, credit markets, the exit of the United Kingdom from the European Union, or in respect of or as a result of any political elections), (c) any act of civil unrest, war or terrorism, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States, or any other Governmental Entity, of a national emergency or war, (d) any conditions resulting from natural or manmade disasters or other acts of God, (e) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law, regulation, statute, directive, pronouncement or guideline following the date of this Agreement, (f) the failure, in and of itself, of the financial or operating performance of the Transferred Entities or the Business to meet internal, Parent’s, Purchaser’s or analyst projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a “Business Material Adverse Effect;” provided further, that this clause (f) shall not be construed as implying that Parent is making any representation or warranty hereunder with respect to any internal, Parent or analyst projections, forecasts or budgets except as expressly set forth in Article III and Article IV), (g) any action taken or omitted to be taken or that is expressly required or expressly permitted by this Agreement (other than compliance with the terms of the first sentence of Section 6.4(a)), (h) the execution, announcement, pendency or consummation of this Agreement or the terms hereof (including the identity of Purchaser) or compliance with or performance under the terms hereof (other than compliance with the terms of the first sentence of Section 6.4(a)), or (i) changes in any Laws or GAAP or any authoritative interpretations of GAAP occurring after the date hereof, except, in the case of the foregoing clauses (a) through (e) and (i), to the extent that the Transferred Entities or the Business, taken as a whole, are disproportionately adversely affected thereby relative to other similarly situated Persons operating in the industries in which the Transferred Entities and the Business operate (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been or may be a Business Material Adverse Effect).

“Business Systems” shall mean all technology devices, computers, computer systems, software, servers, networks, workstations, routers, hubs, switches, hardware, firmware, websites, databases, data communications lines and all other information technology equipment, including any outsourced systems and processes and all associated documentation, that is used by or for, or relied on by, Parent or any of its Subsidiaries in connection with the Business or any Transferred Entity (whether owned by them or a third party).

“Calculation Time” shall mean 11:59 p.m. (New York City time) on the day immediately prior to the Closing Date.

“Canadian Tax Act” shall mean the Income Tax Act (Canada).

“CARES Act” shall mean The Coronavirus Aid, Relief and Economic Security Act, Pub. L. 116-136 (03/27/2020) and any similar or successor legislation in any U.S. jurisdiction (including the Consolidated Appropriations Act, 2021), any official guidance issued thereunder (including IRS Notices 2020-22 and 2020-65), any executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020), in each case, intended to address the consequences of COVID-19 and including any comparable provisions of U.S. state or U.S. local Law and including any related or similar orders or declarations with respect thereto from any Governmental Entity.

“Cash” shall mean, as of any time of determination, the aggregate amount of all cash, cash equivalents, wire transfers and drafts deposited or received and available for deposit, and marketable securities, of the Transferred Entities. Notwithstanding anything herein to the contrary, “Cash” shall be reduced by Restricted Cash and any issued but uncleared checks or cash in transit and increased by any deposits of uncleared checks or cash in transit, in each case, as of such time of determination.

“Catalyst Business” shall mean the business of researching, developing, producing, marketing, distributing and selling (a) silica gels (including hydrogels and co-gels) used as or in the process of manufacturing: catalysts and catalyst supports, catalyst adsorbent/regeneration materials, anti-blocking agents, de-nesting agents, matte agents in PET films, IR attenuation film additives, additives for GPF/automotive emissions applications, and AIX metal recovery/adsorbents and supports, (b) precipitated silicas used in the production of: anti-blocking agents and additives for GPF/automotive emissions applications, and (c) zeolites and microporous materials used in the production of: zeolite catalysts and catalyst supports, zeolites with a Silica to Alumina Molar Ratio (SAR) >3 and microporous Silicaluminophosphate (SAPO), in each case (x) for the end uses set forth in subsections (a), (b) and (c) above, (y) as conducted as of the Closing by the Retained Business, and (z) comprising Parent’s catalysts reporting segment.

“Closing Cash Amount” shall mean the amount of Cash as of the Calculation Time, as reduced for any dividends declared or paid between the Calculation Time and immediately preceding the Closing from any Transferred Entity to any member of the Parent Group, and as further reduced for any payments made between the Calculation Time and immediately preceding the Closing which are used to pay Indebtedness or Transaction Expenses; provided that, (a) if the Closing Cash Amount exceeds $25,000,000, then the Closing Cash Amount shall be deemed to be $25,000,000, and (b) the Closing Cash Amount shall only include a pro rata portion of any amounts in respect of any non-wholly owned Transferred Entity based on the applicable percentage ownership set forth in Schedule I.

“Closing Indebtedness Amount” shall mean the amount of Indebtedness as of immediately prior to the Closing on the Closing Date, provided, however, that Unpaid Income Taxes shall be calculated as of the end of the day on the Closing Date.

“Closing Transaction Expense Amount” shall mean the amount of Transaction Expenses, payable or subject to reimbursement prior to, at or after the Closing by a Transferred Entity to the extent unpaid immediately prior to the Closing on the Closing Date.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar applicable Law.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Competition Laws” shall mean, collectively, any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated November 5, 2020, between PQ Corporation and Cerberus Capital Management, L.P., as amended by that certain letter agreement, dated November 30, 2020, between PQ Corporation, Cerberus Capital Management, L.P. and Koch Minerals, LLC.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement.

“Contract Manufacturing Agreement” shall mean the Warrington Contract Manufacturing Agreement to be entered into by and between PQ Silicas UK Ltd. and a member of the Parent Group at or prior to Closing, which agreement shall be in Approved Form.

“control” shall mean, as to any Person, the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by,” “controls,” “controlling” and “under common control with” shall have correlative meanings).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Data Security Requirements” shall mean, to the extent relating to sensitive or confidential information, or to matters relating to data privacy, protection, or security or to the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, destruction, or disposal of any personally identifiable information: (a) all applicable Laws and any related security breach notification requirements; (b) the Transferred Entities’ rules, policies and procedures; (c) industry standards applicable to the Business; and (d) Contracts to which a Transferred Entity is bound.

“Debt Financing Sources” shall mean the Persons that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing (or any Alternative Financings) in connection with the Sale, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into or relating to any Debt Financing (and any definitive documentation related thereto) and any arrangers, administrative agents or other agents or lenders in connection with the Debt Financing, together with, in each case, their respective current and future Affiliates and their and such respective Affiliates’ former, current and future officers, directors, employees, agents, stockholders, partners (general or limited), managers members, controlling parties, Representatives, funding sources and other representatives of each of the foregoing, and their respective successors and assigns.

“Environmental Laws” shall mean any Law relating to the pollution or protection of the environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, or Release of Hazardous Material.

“Equity Interest” shall mean, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other contractual obligation which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including any interest, the value of which is in any way based on, linked to or derived from any interest described in (a), including stock appreciation, phantom stock, profit participation or other similar rights).

“ERISA Affiliate” shall mean each Person that, together with any Transferred Entity, is or was, at a relevant time, treated as a single employer under Section 414 of the Code.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Fraud” shall mean common law fraud (and not a constructive fraud or negligent misrepresentation or omission) by a Person in making of the representations and warranties set forth in Articles III, IV, and V in this Agreement, as applicable.

“GAAP” shall mean generally accepted accounting principles in the United States as of the date hereof.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body (public or private), commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Plan” shall mean any benefit or compensation plan, program, policy, agreement or arrangement sponsored or maintained by a Governmental Entity, including any to which (a) any Seller or any of their respective Affiliates is obligated to contribute with respect to any Transferred Entity Employee or (b) any Transferred Entity is obligated to contribute.

“Guarantee” shall mean any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment.

“Hazardous Material” shall mean any substance, material or waste that is defined, listed or identified by any Governmental Entity as a “contaminant”, “pollutant”, “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or words of similar meaning and regulatory effect thereunder, or for which liability or standards of conduct may be imposed under any Environmental Law, and shall include without limitation radiation, odors, dust, noise, mold and microbial matter, and perfluoroalkyl and polyfluoroalkyl substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” shall mean any Tax based upon, measured by, or calculated with respect to net income or gains, or any other Tax imposed on a similar basis (as described in Treasury Regulations Section 1.901-2(a) or denominated as an income, turnover or gross receipts Tax in Brazil or Mexico), whether or not designated an “income” Tax and including any such Tax collected by withholding (excluding, for the avoidance of doubt, any Taxes imposed solely in the capacity as a withholding agent in respect of Persons other than (a) a member of the Parent Group, or (b) any of the Transferred Entities), and any franchise, branch profits or gross receipts tax (in each case, imposed in lieu of an income Tax).

“Indebtedness” shall mean, without duplication: (a) any indebtedness for borrowed money of any Transferred Entity, whether current, short-term or long-term, secured or unsecured, whether evidenced by bonds (other than surety bonds), notes or debentures or other similar Contracts, (b)

any Liabilities of any Transferred Entity in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder, (c) all obligations under leases of any Transferred Entity categorized as capital or finance leases in the Business Financial Statements or in accordance with GAAP, (d) all deferred or unpaid purchase price obligations of any Transferred Entity to a third party (and excluding, for the avoidance of doubt, any other Transferred Entity), under conditional sale of property or assets or other title retention agreements or securities or services, including all earn-out payments, seller notes, post-closing true-up obligations and other similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation (other than trade payables to the extent included in the calculation of Working Capital and not including deferred revenue), (e) any Liabilities of any Transferred Entity to the applicable counterparty to settle any swap, hedging or derivative instruments, in each case calculated assuming such instruments were terminated as of immediately prior to Closing, (f) all interest, fees, prepayment premiums, penalties and other fees and expenses owed with respect to such Indebtedness referred to in clauses (a) through (e) assuming the repayment in full of such Indebtedness, (g) any indebtedness or other Liabilities of any other Person of the type described in the foregoing clauses (a) through (f) to the extent guaranteed by any Transferred Entity, (h) any Unpaid Income Taxes, (i) any employer-side payroll Taxes of the Transferred Entities that have been deferred to a Tax period or portion thereof beginning after the Closing Date with respect to wages or compensation paid prior to the Closing Date under the CARES Act, in each case, to the extent not included in the calculation of Working Capital, (j) any Liabilities of any Transferred Entity in respect of intercompany accounts between any Transferred Entity and any member of the Parent Group that are required to be settled or eliminated in accordance with Section 6.7, but which are not settled or eliminated prior to Closing, and (k) any Liabilities set forth on Section 1.1(a) of the Parent Disclosure Schedule; provided that Indebtedness shall not include (1) any Liabilities in respect of Intercompany Accounts set forth on Section 6.7 of the Parent Disclosure Schedule, (2) any Liabilities in respect of intercompany accounts or other intercompany arrangements, understandings or Contracts between or among Transferred Entities or any intracompany accounts of Transferred Entities, (3) any Liabilities of any Transferred Entity related to the Retained Businesses that are transferred from a Transferred Entity to a member of the Parent Group pursuant to the Pre-Closing Restructuring, and (4) any Liabilities arising under or related to warranties made by any of the Transferred Entities in the Ordinary Course of Business.

“Intellectual Property” shall mean any and all intellectual property, industrial property and proprietary rights, and statutory and/or common law rights, in each case, in all jurisdictions throughout the world, including the following: all (a) United States and foreign patents and patent applications, patent disclosures, invention disclosures, statutory invention registrations, certificates of invention, applications for any of the foregoing, and other rights in inventions (whether patentable or not), including divisionals, revisions, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations therefor (collectively, “Patents”), (b) trademarks, service marks, certification marks, trade dress, trade names, product names, brands, slogans, logos, designs, corporate names and other indicia of source, origin or quality, and registrations and applications for registration thereof, and all goodwill associated therewith or symbolized thereby (collectively, “Marks”), (c) World Wide Web addresses, domain names, and social media accounts, and applications and registrations therefor (collectively, “Internet Properties”), (d) copyrights, registrations and applications for registration thereof, and any equivalent rights in works of authorship, copyrightable works, moral rights, and mask works, (e)

trade secrets, confidential or proprietary information, and rights in “know-how” that derives independent economic value, whether actual or potential, from not being known to other Persons (collectively, “Trade Secrets”), (f) rights in software (whether in source code or object code form), data, databases, and collections of data, and (g) any documentation and records (in any form or medium) relating to any of the foregoing clauses (a) through (f).

“IRS” shall mean the U.S. Internal Revenue Service.

“Joint Venture” shall mean each of PQ Silicates Limited, KILT LLC, and PQ Holdings Mexicana S.A. de C.V.

“Kansas City Agreement” shall mean the Agreement, dated June 19, 2018, between PQ Corporation, located in Kansas City, Kansas and the United Steelworkers on behalf of Local 348.

“Knowledge of Parent” shall mean the actual knowledge of Al Beninati, Renato Soares, Jim Hayward, Michael Chan, Peter Waalkens, Jose Bezerra, Tony Nock, Mike Feehan, Joe Koscinski, Tom Schneberger, William J. Sichko, Jr. and Elaine Simpson and, with respect to Section 4.18 only, Adam Murphy and Jonathan Pritchard.

“Knowledge of Purchaser” shall mean the actual knowledge of Dev Kapadia, Vance Holtzman, Mathew Wallace and Jon Chisholm.

“Law” shall mean any federal, state, local, foreign or supranational law, act, statute, code, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, pledges, charges, security interests, restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws) or other similar encumbrances.

“Loss” shall mean, any damage, Liability, demand, claim, action, cause of action, Tax, cost, deficiency, penalty, award, judgement, fine, or other loss or out-of-pocket expense (including interest, penalties, reasonable attorneys’, consultants’ and experts’ fees), whether or not arising out of a third party claim, against or affecting such Person; provided, that the parties agree that “Loss” shall not include any punitive damages or any indirect damages that are not the reasonably foreseeable result of, and proximately caused by, the breach, or other event giving rise to such damages, in each case, except to the extent such damages are determined to be payable to a third party in connection with a final nonappealable judgement made with respect to a third party’s claim.

“Malvern Sublease Agreement” shall mean the Sublease Agreement to be entered into at the Closing, which agreement shall be in Approved Form.

“Marketing Period” shall mean a fifteen (15) Business Day period (provided that such fifteen (15) Business Day period shall not be required to be consecutive to the extent it would include July 5, 2021 (which date shall be excluded for purposes of, but shall not reset, the fifteen (15) Business Day period)) commencing on the Business Day after the Required Financial Information has been delivered to the Purchaser; provided that, solely if both the Outside Date shall have been extended pursuant to the proviso of Section 10.1(b) and the Marketing Period has not concluded on or prior to August 20, 2021, the Marketing Period shall commence no earlier than September 7, 2021; it being understood and agreed that, following the time that Parent in good faith reasonably believes that the Required Financial Information has been delivered to the Purchaser, it may deliver to Purchaser a written notice to that effect (stating when it believes such delivery was completed), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Purchaser in good faith reasonably believes that Parent has not delivered (or caused to be delivered) all Required Financial Information and, within three (3) Business Days after receipt of such notice from Parent, Purchaser delivers a written notice to Parent to that effect (stating with specificity which components of the Required Financial Information has not been delivered).

“Order” shall mean any order, judgment, writ, injunction, stipulation, award or decree.

“Ordinary Course of Business” shall mean the ordinary course of commercial operations of the Business, consistent with past practice and conduct (including any conduct, practice or action taken as Pandemic Measures, with respect to, or as a result of, COVID-19 to the extent reasonably consistent with the policies, procedures and protocols recommended by the Centers for Disease Control and Prevention, the World Health Organization or any other Governmental Entity).

“Organizational Documents” shall mean, with respect to a Person, the certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or equivalent governing documents, as applicable, of such Person, and any amendment thereto.

“Other Supply Agreements” shall mean the following agreements: (a) the Silicate Supply Agreement between PQ Corporation as supplier and Zeolyst International as buyer for the supply of N® Sodium Silicate from the Business’ St. Louis and Jeffersonville plants to the Parent Group’s Kansas City plant and for the supply of N® Clear Silicate from the Business’ Chester plant to the Parent Group’s Conshohocken plant, (b) the Silicate Supply Agreement between PQ Silicas BV as supplier and Zeolyst CV as buyer for the supply of N® Clear Silicate from the Business’ Winschoten plant to the Parent Group’s Delfzijl plant, (c) the Precipitated Silica Supply Agreement between PQ Silicas UK Ltd. as supplier and Zeolyst International as buyer for the supply of precipitated silicas from the Business’ Warrington plant to the Parent Group’s Kansas City plant, (d) the Precipitated Silica Supply Agreement between PQ Silicas UK Ltd. as supplier and Zeolyst CV as buyer for the supply of precipitated silicas from the Business’ Warrington plant to the Parent Group’s Delfzijl plant, and (e) the Zeolite Supply Agreement between PQ Silicas BV as supplier and Zeolyst International as buyer for the supply of zeolites from the Business’ Eijsden plant to the Parent Group’s Kansas City plant, each of which agreements shall be entered into at or prior to the Closing in Approved Form.

“Pandemic Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, order,

directive, guidelines or recommendations by any Governmental Entity in connection with or in respect to COVID-19 or any other pandemic or epidemic and consistent with practices of other companies in the same industry and applicable geographic locations as the Business.

“Parent Guarantee” shall mean any Guarantee issued or otherwise provided with respect to any material obligation or Liability of any Transferred Entity or the Business, in each case, for which Parent or any other member of the Parent Group is or may become liable, as guarantor, original tenant, primary obligor or other Person required to provide financial support in any form whatsoever.

“Parent Group” shall mean Parent and the Sellers and their respective Affiliates (other than any Transferred Entity).

“Partnership Tax Audit Rules” shall mean the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof), or any similar provisions or procedures established by any state or local Taxing Authority.

“Pass-Through Tax Return” shall mean any Tax Return of (i) any Transferred Entities that is treated as a pass-through entity for purposes of such Tax Return and (ii) the results of operations reflected on such Tax Return are also reflected on the Tax Returns of the equity owners of such entity.

“Payoff Indebtedness” shall mean each item of Indebtedness listed under the PQ Debt Agreements included on Section 1.1(b) of the Parent Disclosure Schedule.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents, certificates or Orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the Ordinary Course of Business that are not overdue or that are being contested in good faith by appropriate Actions, in each case, for which appropriate reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges or levies that are not delinquent or the amount or validity of which are being contested in good faith by appropriate Actions, in each case, for which appropriate reserves have been established in accordance with GAAP, (c) Liens disclosed on or reflected in the Business Financial Statements, (d) minor defects or imperfections of title or other Liens not materially interfering with the ordinary conduct of the Business as a whole, (e) leases, subleases and similar agreements with respect to the Business Leased Real Property or Business Owned Real Property, (f) Liens listed in Schedule B of, or otherwise set forth or described in, the applicable title insurance policies made available to Purchaser, (g) easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the present use or occupancy of the Business Owned Real Property, (h) zoning, building and other similar restrictions which are not violated by the current use or occupancy of the Business Owned Real Property or the Business Leased Real Property, (i) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, in each case, mandated under social security regulations or other applicable Laws, (j) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property which do not materially interfere with the ordinary conduct of the Business as a whole, (k) any purchase money security interests, equipment leases or similar financing arrangements, (l) non-exclusive licenses granted to customers in respect of Intellectual Property in the Ordinary Course of Business, and (m) Liens arising under the indebtedness (1) set forth on Section 1.1(c) of the Parent Disclosure Schedule (and any refinancings, replacements, amendments, restatements or modifications thereof) which, to the extent covering the assets of the Transferred Entities, will be released at or prior to Closing or (2) incurred in response to any Pandemic Measure or COVID-19.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“PQ Names” shall mean all (a) Marks and Internet Properties (i) owned by any member of the Parent Group or any Transferred Entities and containing or including the “PQ” logo, the word “PQ,” and any translation, transliteration, adaptation, variation, derivation, combination, or equivalent thereof, or (ii) likely to cause confusion with any of the foregoing, and (b) applications and registrations for any of the foregoing, including all applications and registrations for any Marks and domain names listed in Section 4.18 of the Parent Disclosure Schedule; together with all of the goodwill associated with any of the foregoing.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date, and, in the case of any Straddle Period, the portion of such period through the end of the Closing Date.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to consummate the Sale prior to the Outside Date pursuant to this Agreement.

“R&W Insurance Policy” shall mean the buyer side representation and warranty liability insurance policy, if any, bound in connection with this Agreement.

“Release” shall mean, with respect to Hazardous Materials, any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping or leaching into the environment.

“Representatives” of a Person shall mean any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants and other advisors and representatives.

“Restricted Cash” shall mean, without duplication, any Cash (a) deposits with third parties, (b) that is collateralized or required to be collateralized or otherwise reserved or set aside (or required to be reserved or set aside) in respect of letters of credit, performance bonds, guaranties or similar arrangements, or (c) that is insurance proceeds in respect of a condemnation, casualty, loss or other material damage to any of the assets of the Business prior to the Closing Date that has not been used to repair or replace such condemned or damaged property.

“Retained Businesses” shall mean the businesses of the Parent Group and its Affiliates (other than the Business).

“Required Financial Information” shall mean (a)(i) the Audited Business Financial Statements for the fiscal years ended December 31, 2019 and December 31, 2018 (which the Purchaser acknowledges have been delivered and received by it as of the date of this Agreement), and (ii) the Audited 2020 Business Financial Statements and (b) solely if the Audited 2020 Business Financial Statements have not been delivered to Purchaser or its Representatives on or prior to May 15, 2021 (i) if the Audited 2020 Business Financial Statements are delivered to Purchaser or its Representatives on or prior to June 1, 2021, “flash” numbers or other similar reasonable good faith summary (or range) of revenues, income and EBITDA of the Business for the fiscal quarter ending March 31, 2021 or (ii) if the Audited 2020 Business Financial Statements are delivered to Purchaser or its Representatives after June 1, 2021, the Unaudited Q1 Business Financial Statements; provided, that, for the avoidance of doubt, unless specifically required by clause (b)(i) or (b)(ii), delivery of any of the financial information and financial statements described clauses (b)(i) and (b)(ii) shall not be required to commence the Marketing Period and if the Marketing Period shall already have commenced, delivery thereof shall not reset or restart the Marketing Period.

“Sanctioned Person” shall mean a Person that is (a) the subject of Sanctions, (b) located in or organized under the laws of a country or territory which is or has been the subject of country- or territory-wide Sanctions within the last three (3) years (including without limitation Cuba, Iran, North Korea, Sudan, Syria, Venezuela, or the Crimea region), or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” shall mean all U.S. and applicable non-U.S. trade, economic, and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law), including those administered, enacted, or enforced from time to time by (i) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control) (ii) Her Majesty’s Treasury, (iii) the European Union or any members state or (iv) other similar governmental bodies with regulatory authority over the Transferred Entities.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan other than any Transferred Entity Benefit Plan.

“Seller Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of the Sellers to consummate the Sale prior to the Outside Date pursuant to this Agreement.

“Sensitive Business Information” shall mean all technical, economic, environmental, operational, financial or other business information (including books and records, presentations, communications, documents and other information) or material of one party which, prior to or following the Closing Date, has been disclosed by Purchaser, a Purchaser Sponsor or any of their respective Representatives (including the Transferred Entities following the Closing), on the one hand, or by Parent or its Representatives (excluding the Transferred Entities), on the other hand, to the other party in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, the other party, in each case including pursuant to the access provisions of Section 6.1 hereof or any other provision of this Agreement or any Ancillary Agreement, including (a) ideas and concepts for existing products, processes and services, (b) specifications for products, equipment and processes, (c) manufacturing and performance specifications and procedures, (d) engineering drawings and graphs, (e) technical, research and engineering data, (f) formulations and material specifications, (g) laboratory studies and benchmark tests, (h) service and operation manuals, (i) quality assurance policies, procedures and specifications, (j) evaluation or validation studies, (k) pending patent applications and all other know-how, methodologies, procedures, techniques and trade secrets related to research, engineering, development and manufacturing and (l) business information, including marketing and development plans, forecasts, projections, research and development agreements and customer and vendor information; provided that, for the avoidance of doubt, the parties acknowledge and agree that, after the Closing, all nonpublic information in Parent’s or any of its Representative’s possession regarding the Business or the Transferred Entities shall following the Closing be deemed “Sensitive Business Information” of Purchaser, the Purchaser Sponsors and their respective Representatives under this Agreement.

“Shared Contract” shall mean any Contract with any non-affiliated third party to which any Transferred Entity is a party and which benefits (or imposes Liabilities on), both the Business, on the one hand, and the Retained Business, on the other hand.

“Shared Parent Contract” shall mean any Contract with any non-affiliated third party to which any member of the Parent Group is a party and which benefits (or imposes Liabilities on), both the Business, on the one hand, and the Retained Business, on the other hand.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date. Where necessary to allocate Taxes, Tax refunds, Tax credits or other Tax attributes under this Agreement with respect to any Straddle Period (1) in the case of any Taxes based on or measured by income or receipts or any transaction-based Taxes, Taxes allocable to the Pre-Closing Tax Period shall be determined on an interim closing of the books as of the Closing Date (and, for such purpose, assuming that the taxable period of any of the Transferred Entities that is a partnership or other pass-through entity for Tax purposes terminates at such time and allocating any periodic items (such as deductions for depreciation or real estate Taxes) on a daily pro rata basis), and (2) the amount of any other Taxes allocable to the Pre-Closing Tax Period shall be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (b) such first Person is a general partner or managing member. For purposes of this Agreement, Subsidiary shall be deemed to include each Joint Venture.

“Tax” shall mean any tax, assessment, duty, levy, fee, contribution or other similar charges of any kind whatsoever in the nature of a tax imposed by any Taxing Authority, including any federal, state, local or non-U.S. (including provincial and territorial) net or gross income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, conveyance, social security (or similar), Medicare, severance, production, franchise, gross receipts, payroll, sales, employment, unemployment, use, real or personal property, environmental, mining, mineral, excise, value added, goods, services, estimated, deed, stamp, alternative or add-on minimum or withholding tax, together with all interest and penalties imposed with respect to such amounts.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement (including any attachments thereto) filed or maintained or required to be filed or maintained with any Taxing Authority relating to Taxes, including any amendment thereof.

“Taxing Authority” shall mean the IRS and any other Governmental Entity that has the right to impose, assess, determine or administer Taxes.

“Trademark License Agreement” shall mean the Trademark License Agreement to be entered into at the Closing, which agreement shall be in Approved Form.

“Transaction Expenses” shall mean (a) any fees, costs and expenses directly or indirectly incurred or otherwise payable by the Transferred Entities in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement (including the Pre-Closing Restructuring) and the Ancillary Agreements (or the sale process leading to the negotiation and documentation thereof, whether with Purchaser or any other Person), including all amounts that are payable to (i) Ropes & Gray LLP, Babst, Calland, Clements and Zomnir, P.C., White & Case LLP and any other outside counsel to the Transferred Entities, Sellers or the equityholders of Parent or any of their respective Affiliates, and (ii) Citibank, Ernst & Young, BMO Capital Markets and all other third party transaction advisors engaged by the Transferred Entities, Sellers or the equityholders of Parent or any of their respective Affiliates, including financial advisors, investment bankers, brokers, accountants and data room administrators, in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement (including the Pre-Closing Restructuring) and the Ancillary

Agreements (or the sale process leading to the negotiation and documentation thereof, whether with Purchaser or any other Person), and including any other fees or expenses incurred or otherwise payable by the Transferred Entities in accordance with the terms of this Agreement, and (b) any change of control payments, retention bonuses or other similar transaction related payments and benefits (including the employer portion of any applicable payroll, social security, unemployment or similar Taxes imposed on such amounts whether or not such Taxes would be eligible for deferral pursuant to the CARES Act or any similar analogous provision of federal, state or local Law), in each case, payable solely as a result of the consummation of the transactions contemplated by this Agreement, including the Pre-Closing Restructuring, or the entry into or adoption of this Agreement or any Ancillary Agreement or performance of any of the obligations thereunder (but, in all cases, excluding any “double trigger” payment obligations); provided, that if Parent agrees to pay and be responsible for any expense of the Transferred Entities that would otherwise constitute a Transaction Expense, any such expense shall not be a Transaction Expense hereunder (provided that Parent fully pays any such expense at or prior to the Closing).

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that, as of immediately prior to the Closing, is sponsored, maintained, contributed to or required to be contributed to solely by one or more Transferred Entities or to which one or more Transferred Entities is a party and, for the avoidance of doubt, will not include any Retained Benefit Plan.

“Transferred Entity Employee” shall mean each employee of a Transferred Entity as of immediately prior to the Closing, including any such employee who is on sick leave, military leave, vacation, holiday, short-term or long-term disability or other similar leave of absence; provided that, for purposes of Section 4.11, Section 4.12 and Section 6.4, “Transferred Entity Employee” shall mean any employee of any Transferred Entity during the period referenced in the respective section (or, for purposes of Section 4.11 and Section 4.12, if no period is so referenced therein, as of the date hereof and as of immediately prior to the Closing).

“Transferred Entity Guarantee” shall mean any Guarantee issued or otherwise provided with respect to any material obligation or Liability of any member of the Parent Group or the Retained Business, in each case, for which a Transferred Entity or (after the Closing) any Affiliate thereof (including Purchaser) is or may become liable, as guarantor, original tenant, primary obligor or other Person required to provide financial support in any form whatsoever.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing, substantially in the form of Exhibit C hereto, with such changes as may be mutually agreed upon between the parties hereto.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“Unpaid Income Taxes” shall mean all unpaid Income Taxes of any of the Transferred Entities (or, with respect to any Transferred Entity, to the extent that the Income Taxes of an entity by operation of Law are payable by another Transferred Entity including as a result of being a flowthrough or partnership for applicable income Tax purposes) for any Pre-Closing Tax Period for which a final Tax Return with respect to such period has not yet been filed, and which (a) shall not be less than zero in respect of any jurisdiction, any Transferred Entity filing a separate company

Tax Return, or any combined, affiliated, consolidated, unitary, integration or similar Tax group that includes any of the Transferred Entities, as applicable, (b) shall not include any offsets or reductions with respect to Tax refunds or overpayments of Tax, (c) shall exclude (i) any deferred Tax liabilities and deferred Tax assets, (ii) any Income Tax liabilities resulting from actions taken by Purchaser or any of its Affiliates (including after the Closing, any of the Transferred Entities) (x) after the Closing on the Closing Date outside the Ordinary Course of Business (except any action that is expressly contemplated by this Agreement) or (y) in breach of this Agreement, and (iii) any liabilities for accruals or reserves established or required to be established for contingent Taxes or with respect to uncertain Tax positions, (d) to the extent available to offset Income Taxes otherwise payable, shall reflect estimated (or other prepaid) Income Tax payments with respect to any Pre-Closing Tax Period but only to the extent they have the effect of reducing (but not below zero) the particular current Income Tax liability of the particular Transferred Entity filing a separate company Tax Return or of the particular combined, affiliated, consolidated, unitary, integration or similar Tax group that includes any of the Transferred Entities in the particular jurisdiction in respect of which such estimated payments were made, (e) shall be determined in accordance with the principles set out in the definition of “Straddle Period” in the case of any Straddle Period, (f) shall be calculated as of the end of the day on the Closing Date taking into account the transactions contemplated by this Agreement (and taking into account any items of loss or deductions generated by or in connection with the terms of this Agreement to the extent permitted by applicable Law at a “more likely than not” level of comfort), (g) shall apply any available net operating losses, credits, loss carryforwards, or other available Tax assets to the extent available under applicable Law at a “more likely than not” level of comfort, and (h) shall be prepared (i) in a manner consistent with the Pre-Closing Restructuring (and the Tax treatment outlined in Exhibit A) and the Purchase Price Allocation Schedule and (ii) to the extent not inconsistent with clause (i), past practice to the extent permitted by applicable Law.

“Warrington Lease Agreement” shall mean the Warrington Lease Agreement to be entered into at the Closing, which agreement shall be in Approved Form.

“Working Capital” shall mean (a) the current assets of the Transferred Entities less (b) the current liabilities of the Transferred Entities, in each case, that are included in the line item categories specifically identified in Part 2 of Exhibit B, and determined as of the Calculation Time, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Indebtedness, Transaction Expenses, Cash or Restricted Cash, or (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to the Closing pursuant to Section 6.7 or Section 6.8; provided, further, that “Working Capital” shall in no event include any amounts with respect any deferred Tax assets, Income Tax assets, deferred Tax liabilities or Income Tax liabilities.

“Working Capital Adjustment Amount” shall mean (A) if Working Capital is greater than $120,000,000, an amount equal to (i) Working Capital minus (ii) $120,000,000; (B) if Working Capital is less than $100,000,000, an amount (expressed as a negative number) equal to (i) $100,000,000 minus (ii) Working Capital; and (C) in any other case, zero $(0).

Section 1.2    Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section / Article
2021 Audited Financial Statements	Section 6.1(g)
Acquisition Transaction	Section 6.24
Affiliated Party	Section 4.21
Agreement	Preamble
Alternative Financing	Section 6.16(c)
Anticorruption Laws	Section 4.9(c)
Audited 2020 Business Financial Statements	Section 6.1(f)
Audited Business Financial Statements	Section 4.6
Business Financial Statements	Section 4.6
Business Leased Real Properties	Section 4.17(b)
Business Liabilities	Section 6.21(b)
Business Material Contract	Section 4.10(a)
Business Owned Real Properties	Section 4.17(a)
Business Owned Real Property	Section 4.17(a)
Capital Budget	Section 6.4(a)(viii)
CBA	Section 4.10(a)(xvii)
Closing	Section 2.1
Closing Date	Section 2.3
Closing Indebtedness Amount	Section 2.4
Closing Purchase Price	Section 2.2
Commitment Letters	Section 5.6(b)
Competing Business	Section 6.15(b)
Continuation Period	Section 7.2
Data Room	Section 11.1(b)
Debt Commitment Letter	Section 5.6(a)
Debt Financing	Section 5.6(a)
Definitive Debt Financing Agreements	Section 6.16(a)
Enforceability Exceptions	Section 3.2
Equity Commitment Letter	Section 5.6(b)
Equity Financing	Section 5.6(b)
Estimated Closing Cash Amount	Section 2.4
Estimated Closing Statement	Section 2.4
Estimated Transaction Expense Amount	Section 2.4
Estimated Working Capital Adjustment Amount	Section 2.4
Final 1060 Allocation	Section 8.1(b)
Final Allocation	Section 8.1(a)
Final Closing Statement	Section 2.6(c)
Final Purchase Price	Section 2.7
Financing	Section 5.6(b)
Financing Purposes	Section 5.6(f)
Foreign Plan	Section 4.11(j)
Indemnified Straddle Period Return	Section 8.4

Independent Accounting Firm	Section 2.6(c)
Initial Closing Statement	Section 2.4
Insurance Policy	Section 4.15
Legal Restraints	Section 9.1(b)
Limited Guaranty	Recitals
Marketing Material	Section 6.16(d)(i)
Material Customers	Section 4.23
Material Suppliers	Section 4.23
Multiemployer Plan	Section 4.11(c)
New Contract	Section 6.22
Notice of Disagreement	Section 2.6
Outside Date	Section 10.1(b)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Group’s Counsel	Section 11.5
Parent Indemnitees	Section 6.21(b)
Parent Related Parties	Section 10.3(d)
Parent Releasees	Section 6.18(a)
Parent’s Allocation Notice	Section 8.1(b)
Payoff Letters	Section 2.3(b)(i)(D)
PBGC	Section 4.11(g)
Post-Closing Adjustment	Section 2.7
Post-Closing Restructuring	Section 8.8
Post-Closing Restructuring Schedule	Section 8.8
Pre-Closing Occurrences	Section 6.10
Pre-Closing Restructuring	Section 6.19
Pre-Closing Restructuring Taxes	Section 8.2(a)
Pre-Closing Tax Audit	Section 8.5
Preliminary Allocation	Section 8.1(a)
Purchase Price Allocation Schedule	Section 8.1(a)
Purchaser	Preamble
Purchaser Indemnitees	Section 6.21(a)
Purchaser Related Parties	Section 10.3(d)
Purchaser’s 401(k) Plan	Section 7.5
Purchaser’s Allocation	Section 8.1(b)
Reimbursement Obligations	Section 6.16(d)(ii)
Resolution Period	Section 2.6(b)
Retained Benefit Plans	Section 7.6
Retained Liabilities	Section 6.21(a)
Retained Policies	Section 6.10
Sale	Section 2.1
Seller	Recitals
Seller’s 401(k) Plan	Section 7.5
Sellers	Recitals
Solvent	Section 5.6(g))
Tax Year Covenant	Section 8.8(a)

Termination Fee	Section 10.3(b)
Trade Control Laws	Section 4.9(b)
Transfer Taxes	Section 8.9
Transferred Business Employee	Section 7.1
Transferred Companies	Recitals
Transferred Company	Recitals
Transferred Entities	Recitals
Transferred Entity	Recitals
Transferred Equity Interests	Recitals
Transferred Releasees	Section 6.18(b)
Valuation	Section 8.1(a)
WARN	Section 4.12(e)

ARTICLE II

THE SALE

Section 2.1    Sale and Purchase of Transferred Equity Interests. Upon the terms and subject to the conditions set forth in this Agreement (including, for the avoidance of doubt, any conditions described in Article IX), at the closing of the transactions contemplated by this Agreement (the “Closing”), Parent shall, and shall cause the other Sellers to, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Sellers, all of the Sellers’ right, title and interest in and to the Transferred Equity Interests, free and clear of all Liens (other than Liens imposed or existing as of immediately after the Closing as a result of Actions taken by Purchaser or any of its Affiliates, including with respect to the Debt Financing) (the “Sale”).

Section 2.2    Closing Purchase Price. In consideration for the Transferred Equity Interests, at the Closing, Purchaser shall deliver to Parent (and/or one or more of Parent’s designees), on behalf of the Sellers, in cash, an aggregate amount of (a) $1,100,000,000, plus (b) the Estimated Working Capital Adjustment Amount, plus (c) the Estimated Closing Cash Amount, minus (d) the Estimated Closing Indebtedness Amount, minus (e) the Estimated Transaction Expense Amount (the aggregate amount determined pursuant to this Section 2.2, the “Closing Purchase Price”).

Section 2.3    Closing.

(a)    The Closing shall take place remotely by conference call and electronic exchange and delivery of signatures and documents (i.e., email of PDF documents), on (i) the date that is two (2) Business Days after the date on which all of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents, or waived, on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived; provided that, notwithstanding the foregoing, the Closing shall not occur prior to the earlier of (x) the second Business Day after the end of the Marketing Period (provided, that if the Marketing Period ends on or prior to the Outside Date and the Outside Date is earlier than such second Business Day, the Closing shall occur on the Outside Date), and (y) a date during the Marketing Period specified by the Purchaser on no less than two Business

Days’ prior written notice to Parent if the Debt Financing is consummated on such earlier date, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser. The date on which the Closing actually occurs is referred to as the “Closing Date”.

(b)    At the Closing:

(i)    Parent shall, or shall cause the applicable Sellers to:

(A)    deliver to Purchaser unit assignments evidencing the transfer of the Transferred Equity Interests or, to the extent the Transferred Equity Interests relate to a Transferred Company that is formed in a jurisdiction other than the United States, such documents, instruments and notarizations as required by applicable Law to sell and transfer such Transferred Equity Interests to Purchaser at the Closing or, to the extent that the Transferred Equity Interests are certificated, certificates representing such Transferred Equity Interests and customary instruments of transfer and assignment, duly executed by the applicable Seller, in each case, in form and substance reasonably acceptable to Purchaser;

(B)    deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements to which any member of the Parent Group or any Transferred Entity is a party;

(C)    for each Seller that is a U.S. person, within the meaning of Section 7701(a)(30) of the Code, deliver to Purchaser a duly executed IRS Form W-9;

(D)    deliver to Purchaser (x) payoff letters, (y) to the extent any Payoff Indebtedness has been refinanced, replaced, amended, restated or modified (or commitments obtained with respect to any of the foregoing) prior to the Closing and provide for the automatic release of any guarantee of, and Liens securing obligations of, the Transferred Entities at the Closing, release documents or (z) other evidence of such releases, in each case, form and substance reasonably acceptable to Purchaser, with respect to each item of Payoff Indebtedness, duly executed by the agents, trustees or other authorized representatives of the holders or lenders of of such Payoff Indebtedness, including customary provisions for the automatic release of all guarantees of, and Liens securing, such Payoff Indebtedness and authorization for Purchaser to make UCC-3, intellectual property and other termination filings related thereto (the “Payoff Letters”) or other evidence, in form and substance reasonably acceptable to Purchaser, of redemption, retirement or satisfaction and discharge with respect to such Payoff Indebtedness (and, if applicable, release of any guarantee of, and Liens securing, such obligations of the Transferred Entities); and

(E)    to the extent not provided pursuant to Section 2.3(b)(i)(D), deliver to Purchaser reasonable evidence of the release of, or arrangements for the release of, any guarantee of or Liens securing obligations of the Transferred Entities under those items listed on Section 6.20 of the Parent Disclosure Schedule, in each case, in form and substance reasonably acceptable to Purchaser.

(ii)    Purchaser shall:

(A)    deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(B)    deliver to Parent on behalf of the Sellers a duly executed counterpart to each of the Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party;

(C)    pay any Transaction Expenses that Parent so requests in writing it pay in the Estimated Closing Statement; and

(D)    to the extent Parent so requests in writing, deliver or cause to be delivered all amounts necessary to fully discharge any Payoff Indebtedness to the holders of such Payoff Indebtedness in accordance with the applicable Payoff Letter and the wire instructions contained therein or, with respect to any debt securities included in such Payoff Indebtedness, to effect any redemption and/or satisfy and discharge any indenture governing such debt securities and wire instructions provided by Parent.

Section 2.4    Closing Statement. Not less than two (2) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with a statement, certified by an executive officer of Parent, that contains Parent’s good faith estimate of, and reasonable detail and support for, each of (i) the Working Capital Adjustment Amount (the “Estimated Working Capital Adjustment Amount”), (ii) the Closing Cash Amount (the “Estimated Closing Cash Amount”), (iii) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), and (iv) the Closing Transaction Expense Amount (the “Estimated Transaction Expense Amount”, and such statement, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (i) Parent’s determination of the Closing Purchase Price based on such estimates and (ii) the account or accounts to which Purchaser shall transfer the Closing Purchase Price and any other amounts to be paid or delivered pursuant to Section 2.3 (and the amount to be transferred to each such account). The Estimated Closing Statement shall be prepared in accordance with the definitions set forth herein (including the Accounting Principles, as applicable), shall be certified by an executive officer of Parent and shall be based on the books and records of the Transferred Entities. Following delivery of the Estimated Closing Statement, Purchaser and its Representatives shall be permitted to reasonably access and reasonably review the books, records and work papers of Parent and its Subsidiaries to the extent used or relied on in the calculations of the Estimated Working Capital Adjustment Amount, the Estimated Closing Cash Amount, the Estimated Closing Indebtedness Amount, and the Estimated Closing Transaction Expense Amount and Parent shall, and shall cause its Subsidiaries (including the Transferred Entities) and its and their respective employees, accountants and other Representatives to, reasonably cooperate with and assist Purchaser and its Representatives in connection with such review, upon reasonable advance written notice and during normal business hours and subject to the execution of customary access letters and restrictions caused by Pandemic Measures.

Section 2.5    Post-Closing Statements.

(a)    Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a reasonably detailed statement, that sets forth (i) the Working Capital Adjustment Amount, (ii) the Closing Cash Amount, (iii) the Closing Indebtedness Amount, and (iv) the Closing Transaction Expense Amount, together with reasonable detail of Purchaser’s calculations of such amounts (such statement, the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in accordance with the definitions set forth herein (including the Accounting Principles, as applicable) and shall be based on the books and records of the Transferred Entities.

(b)    Following delivery of the Initial Closing Statement through the date that the Initial Closing Statement has become final and binding in accordance with Section 2.6(c), the Sellers and their Representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities and Purchaser to the extent used or relied on in the calculations of the Working Capital Adjustment Amount, the Closing Cash Amount, the Closing Indebtedness Amount, and the Closing Transaction Expense Amount and Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) and its and their respective employees, accountants and other Representatives to, reasonably cooperate with and assist the Sellers and their Representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable advance written notice and during normal business hours and subject to the execution of customary access letters and restrictions caused by Pandemic Measures.

(c)    Purchaser agrees that, unless otherwise required by Law, following the Closing through the date that the Initial Closing Statement becomes final and binding in accordance with Section 2.6(c), it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement are based, or on which the Final Closing Statement is to be based, with the primary intent and knowledge that the taking of such actions would impede or delay the determination of the amount of the Working Capital Adjustment Amount, the Closing Cash Amount, the Closing Indebtedness Amount or the Closing Transaction Expense Amount or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6    Reconciliation of Initial Closing Statement.

(a)    Parent shall notify Purchaser in writing no later than forty-five (45) days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall describe the basis for such disagreement in reasonable detail and the amount of each item underlying such disagreement, including the specific items of disagreement and the specific basis therefor (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such forty-five (45) day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c). If a Notice of

Disagreement is delivered to Purchaser within such forty-five (45) day period, then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)    During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c)    If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to the dispute resolution group of Grant Thornton LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser, or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the definitions contained in this Agreement (including the Accounting Principles, as applicable) and based solely on the written submissions of the parties and not an independent review, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Parent and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement. The Initial Closing Statement as finally determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), shall be the “Final Closing Statement.” The final determination by the Independent Accounting Firm of the matters submitted to it pursuant to this Section 2.6(c) shall be in writing and shall include (x) the Independent Accounting Firm’s determination of the Final Closing Statement, (y) its determination of each matter submitted to it pursuant to this Section 2.6(c), along with a detailed explanation of the reasons therefor, and (z) a determination regarding the apportionment of its fees and expenses pursuant to Section 2.6(d) below.

(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne on a proportionate basis by Parent, on the one hand, and Purchaser, on the other hand, based on the percentage which the portion of the contested amount not awarded to such Person bears to the amount actually contested. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective

Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other Representatives to, each make available to the Independent Accounting Firm such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c). In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator, it being understood that in acting under this Agreement, the Independent Accounting Firm shall be functioning as an expert and not as an arbitrator. A copy of all materials submitted to the Independent Accounting Firm by Parent or Purchaser, as applicable, shall be provided to the other party concurrently with the submission thereof to the Independent Accounting Firm. In the event any party shall participate in teleconferences or meetings with, or make presentations to, or otherwise have any discussions or communications with, the Independent Accounting Firm, the other party shall be entitled to participate in such teleconferences, meetings, presentations, discussions or communications. Each of the parties shall enter into a customary engagement letter with the Independent Accounting Firm.

(e)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Working Capital Adjustment Amount, the Closing Cash Amount, the Closing Indebtedness Amount, the Closing Transaction Expense Amount, the Post-Closing Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement, in each case, other than in connection with any Fraud. Absent manifest error, the resolution of disputed items by the Independent Accounting Firm shall be final and binding, and the determination of the Independent Accounting Firm shall constitute an arbitral award that is final, binding and non-appealable and upon which an Order may be entered by a court having jurisdiction over the party against which such determination is to be enforced.

Section 2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to (a) (i) the Working Capital Adjustment Amount set forth in the Final Closing Statement, minus (ii) the Working Capital Adjustment Amount set forth in the Estimated Closing Statement, plus (b) (i) the Closing Indebtedness Amount set forth in the Estimated Closing Statement, minus (ii) the Closing Indebtedness Amount set forth in the Final Closing Statement, plus (c) (i) the Closing Cash Amount set forth in the Final Closing Statement, minus (ii) the Closing Cash Amount set forth in the Estimated Closing Statement, plus (d) (i) the Closing Transaction Expense Amount set forth in the Estimated Closing Statement, minus (ii) the Closing Transaction Expense Amount set forth in the Final Closing Statement. If the Post-Closing Adjustment is a positive amount, then Purchaser (or an Affiliate designated by Purchaser) shall pay in cash to Parent (or to the Sellers or one or more Affiliates, in each case as designated by Parent) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser (or an Affiliate designated by Purchaser and on behalf of the Sellers as designated by Parent) the absolute value of the amount of the Post-Closing Adjustment. The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to such payment within three (3) Business Days after the determination of the Final Closing Statement.

Section 2.8    Withholding Rights. Parent, the Sellers, the Transferred Entities, Purchaser, and any other applicable withholding agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any payment made pursuant to this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Law related to Taxes. To the extent that amounts are so deducted, withheld and paid over to the relevant Taxing Authorities, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Other than for withholding attributable to (a) failure to deliver a properly completed and executed IRS Form W-9 or (b) amounts that are treated as compensatory for applicable Tax purposes, the applicable withholding agent shall use commercially reasonable efforts to provide the payee against whom such withholding is proposed with five (5) Business Days advance written notice of any amounts that any such party intends to withhold under this Section 2.8, and the parties shall reasonably cooperate with each other, as and to the extent reasonably requested by the other party, to minimize or eliminate any potential deductions or withholdings. Notwithstanding the foregoing, any compensatory amounts payable pursuant to or as contemplated by this Agreement shall be payable through the relevant Transferred Entity’s regular payroll procedures.

Section 2.9    Determination of Amounts. Notwithstanding anything herein to the contrary, the parties hereto agree that the Pre-Closing Restructuring shall have been deemed to be completed in all respects for purposes of determining the Estimated Closing Cash Amount, Closing Cash Amount, the Estimated Transaction Expense Amount, the Transaction Expense Amount, the Estimated Closing Indebtedness Amount, the Closing Indebtedness Amount, the Estimated Working Capital Adjustment Amount, the Working Capital Adjustment Amount, the Post-Closing Adjustment, the Closing Purchase Price and the Final Purchase Price.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement (excluding Section 4.20(a)) to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing, as follows:

Section 3.1    Organization and Qualification. Parent and each other Seller is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent good standing is a legal principle applicable in such jurisdiction), and Parent and each other Seller has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted. Parent and each other Seller is qualified to do business and is in good standing (to the extent good standing is a legal principle applicable in such jurisdiction) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.2    Authority Relative to this Agreement. Parent and each other Seller has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements, in each case to the extent such Person is a party to such Contract, and to consummate the Sale and the transactions contemplated by this Agreement and the Ancillary Agreements, in each case to the extent such Person is a party to such Contract, in accordance with the terms hereof and thereof. This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, will constitute, and each Ancillary Agreement when executed and delivered by Parent and any of the other Sellers party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the Purchaser or its Affiliate party thereto, in each case, will constitute, a valid, legal and binding agreement of Parent and/or the other applicable Sellers, enforceable against Parent and/or such Sellers in accordance with its terms, subject to the, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exceptions”).

Section 3.3    No Conflicts. Except as set forth on Section 3.3 of the Parent Disclosure Schedule, no filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of any Seller for the execution, delivery and performance by such Seller of this Agreement or any Ancillary Agreement to which such Seller is a party, or the consummation by such Seller, as applicable, of the transactions contemplated hereby or thereby, except (a) applicable requirements of any Competition Law set forth on Schedule III or (b) any such filings, notices, permits, authorizations, registrations, consents or approvals, the absence of which would not reasonably be expected to be material to the Business, taken as a whole. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement to which a Seller is a party, nor the consummation by such Sellers, as applicable, of the transactions contemplated hereby or thereby, as applicable, will (i) conflict with or result in any breach, violation or infringement of any provision of the Organizational Documents of such Seller, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of approval, consent, payment, termination, non-renewal, modification, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which such Seller or any of its properties or assets are bound, or (iii) violate any Law applicable to such Seller or any of its properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to be material to the Business taken as a whole.

Section 3.4    Ownership of Transferred Equity Interests; Title.

(a)    Except as set forth on Section 3.4(a) of the Parent Disclosure Schedule, as of the date hereof, Parent holds, and following the Pre-Closing Restructuring, Parent will hold, in each case, directly and indirectly through certain of its Subsidiaries, good and valid title to the all of the Equity Interests of the Transferred Entities.

(b)    Immediately prior to the Closing, except with respect to any dormant Transferred Entity that Parent and its Affiliates are permitted to dissolve pursuant to Section 6.4(a)(viii), each Seller will be the record and beneficial owner of the Transferred Equity Interests set forth opposite such Seller’s name on Schedule II, and immediately prior to the Closing, each Seller will have, good and valid title to the Transferred Equity Interests it owns, free and clear of all Liens other than Permitted Liens, with full right, power and authority to transfer and deliver to Purchaser good and valid title to the Transferred Equity Interests held by such Seller, free and clear of all Liens other than Permitted Liens.

(c)    The Transferred Equity Interests that each Seller will transfer, convey, assign and deliver to Purchaser pursuant to Section 2.1 will comprise 100% of the Equity Interests of the Transferred Entities held by such Seller as of immediately prior to the Closing.

(d)    Immediately following the Closing, Purchaser or its designee, as applicable, will be the record and beneficial owner of the Transferred Equity Interests, and have good and valid title to the Transferred Equity Interests, free and clear of all Liens, except as are imposed by Purchaser or its Affiliates

Section 3.5    Litigation. (a) There is no Action pending or, to the Knowledge of Parent, threatened, against any Seller or any of its Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, and (b) no Seller nor any of its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 3.6    No Additional Representation or Warranties. Except for the representations and warranties of Parent contained in this Article III and in Article IV, the Ancillary Agreements and any certificates delivered hereunder and thereunder, Parent is not making and none of its directors, officers, managers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Purchaser or its Affiliates regarding the Sellers and, subject to Section 6.18(b), no such party shall be liable in respect of the accuracy or completeness of any information provided to Purchaser or its Affiliates.

Section 3.7    No Vote Required. No vote, consent or approval of the stockholders of Parent is required under applicable Law, Parent’s organizational documents, or under any Contract between Parent and any stockholder of Parent, to authorize or approve this Agreement, the Ancillary Agreements or the transactions contemplated hereunder or thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE TRANSFERRED ENTITIES

Except as disclosed in the Parent Disclosure Schedule, it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement (excluding Section 4.20(a)) to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing, as follows:

Section 4.1    Organization of the Transferred Entities. Each Transferred Entity is a legal entity duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization and each Transferred Entity has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted. Each Transferred Entity is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, a Business Material Adverse Effect.

Section 4.2    Due Authorization. Each Transferred Entity has all necessary corporate or similar power and authority to execute, deliver and perform each Ancillary Agreement to which it is a party in accordance with the terms thereof. At the Closing, each Ancillary Agreement executed and delivered by the Transferred Entity party thereto will be duly and validly executed and delivered by such Transferred Entity, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by Purchaser or its applicable Affiliates, will constitute, a valid, legal and binding agreement of the applicable Transferred Entity, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 4.3    No Conflict. Except for applicable Competition Laws set forth on Section 4.3 of the Parent Disclosure Schedule, and subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.4 below, the execution and delivery of this Agreement by Parent and the consummation by Parent and its applicable Affiliates of the transactions contemplated hereby or thereby do not and will not (a) violate in any respect any provision of, or result in the breach of, any applicable Law to which any Transferred Entity is subject or by which any property or asset of any Transferred Entity is bound, (b) conflict with the Organizational Documents of any of the Transferred Entities, (c) violate any provision of or result in a breach, default, violation or infringement of, or require a consent or notice under, or give rise to any right of approval, consent, notice, payment, termination, non-renewal, modification, amendment, cancellation or acceleration under any Business Material Contract, or terminate or result in the termination or give rise to any right of termination of any such Business Material Contract, or result in the creation of any Lien under any such Business Material Contract or upon any of the properties or assets of the Transferred Entities or constitute an event which, after due notice or lapse of time or both, would result in any such violation, breach, default, violation or infringement, termination or creation of a Lien, or (d) result in a violation or revocation of any required license, permit or approval from any Governmental Entity, except to the extent that the occurrence of any of the foregoing items set forth in this Section 4.3 would not reasonably be expected to be material to the Business taken as a whole.

Section 4.4    Governmental Consents. Assuming the truth and completeness of the representations and warranties of Purchaser contained in this Agreement and except as may result from any facts or circumstances relating solely to Purchaser and its Affiliates, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Parent or any of its Affiliates with respect to the Parent’s execution or delivery of this Agreement or the consummation by Parent or any of its Affiliates of the transactions contemplated hereby, except for (a) applicable requirements of any Competition Law set forth on Schedule III, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to be material to the Business, taken as a whole, (c) compliance with any applicable requirements of the Securities Act and any other applicable securities Laws or (d) as otherwise disclosed on Section 4.4 of the Parent Disclosure Schedule.

Section 4.5    Capitalization of the Transferred Entities. The Transferred Equity Interests are duly authorized and validly issued and, immediately prior to the Closing, owned by the Sellers, as applicable, and upon the consummation of the Closing, free and clear of all Liens other than Permitted Liens. Section 4.5 of the Parent Disclosure Schedule contains a true and correct list, as of the date hereof, of each of the Transferred Entities, the jurisdiction of its incorporation or organization and the direct owner of the outstanding Equity Interests of such Transferred Entity. All Equity Interests of the Transferred Entities other than the Transferred Companies are duly authorized and validly issued and, as of immediately prior to the Closing, owned by another Transferred Entity, as applicable, and free and clear of all Liens other than Permitted Liens. Except for the Transferred Equity Interests and as set forth in Section 4.5 of the Parent Disclosure Schedule, (i) there are no Equity Interests of any Transferred Entity issued or outstanding, and (ii) there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other ownership interest in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Entity, and no securities evidencing such rights are issued or outstanding. Except for ownership of another Transferred Entity as set forth in Section 4.5 of the Parent Disclosure Schedule, no Transferred Entity (x) owns, directly or indirectly, any Equity Interest in any Person or (y) is a party to any joint venture, partnership or similar relationship, or buy-sell agreement, stockholders’ agreement or similar Contract.

Section 4.6    Financial Statements. Section 4.6 of the Parent Disclosure Schedule sets forth true, correct and complete copies of the audited combined balance sheets of the Business as of December 31, 2019 and 2018 and the related audited combined statements of operations of the Business for the years ended December 31, 2019 and 2018 (the “Audited Business Financial Statements” and, collectively with the Audited 2020 Business Financial Statements, following the date the Audited 2020 Business Financial Statements are made available pursuant to Section 6.1(f), the “Business Financial Statements”). The Business Financial Statements (i) have been prepared in accordance with GAAP, consistently applied as of the dates thereof and the periods then ended and (ii) present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the dates thereof or the periods then ended, in each case except as may be noted therein and set forth in Section 4.6 of the Parent Disclosure Schedule; provided that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated on a separate stand-alone basis and has historically been reported with Parent’s consolidated financial statements, which have been prepared in accordance with GAAP, consistently applied. Parent has established, administered and maintained a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and that the transactions have been recorded as necessary to permit the preparation of the Business Financial Statements.

Section 4.7    Undisclosed Liabilities. There is no Liability, debt or obligation of the Transferred Entities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities and obligations (a) reflected or reserved for on the Business Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Business Financial Statements in the Ordinary Course of Business (none of which is a Liability for tort, breach of Contract, infringement, misappropriation or violation of Law), (c) incurred in connection with the transactions contemplated by this Agreement, (d) disclosed in this Agreement (including the Schedules hereto), (e) arising under the terms of any Contract to which a Transferred Entity is a party, or (f) which would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, taken as a whole. At Closing, no Transferred Entity will be party to any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 4.8    Litigation and Proceedings. Except (a) as set forth on Section 4.8 of the Parent Disclosure Schedule and (b) Actions under Environmental Law (as to which certain representations and warranties are made pursuant to Section 4.19), as of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened, Actions (at law or in equity) or, to the Knowledge of Parent, investigations before or by any Governmental Entity against any Transferred Entity, in each case, that, if resolved adversely to such Transferred Entity would be material to the Transferred Entities or the Business, taken as a whole.

Section 4.9    Legal Compliance.

(a)    Except as would not reasonably be expected to have a Business Material Adverse Effect or as otherwise set forth in Section 4.9 of the Parent Disclosure Schedule, (i) none of the Transferred Entities or, solely with respect to the Business, Parent or its other Subsidiaries, is, or for since the date that is three (3) years prior to the date hereof has been, in violation of any Laws or Order issued by a Governmental Entity, and (ii) neither Parent nor any of its Subsidiaries has, since the date that is three (3) years prior to the date hereof, received any written notice alleging any such violation in connection with the Business.

(b)    None of the Transferred Entities, nor any director, or officer, or, to the Knowledge of Parent, employee or agent of the Transferred Entities, is a Sanctioned Person or has engaged in, or is now engaged in, any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or has otherwise violated Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Control Laws”). Neither Parent nor any of its Subsidiaries has, with respect to the Business, received any written notice alleging any such violation of any Trade Control Laws.

(c)    Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, since the date that is three (3) years prior to the date hereof, (i) neither Parent nor any of its Subsidiaries, in connection with the Business, has violated any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended and the U.K. Bribery Act 2010, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) no director, officer, or to the Knowledge of Parent, agent, employee, representative, consultant or other Person acting for or on behalf of Parent or any of its Subsidiaries has, with respect to the Business, violated any Anticorruption Law, and (iii) through the date hereof, neither Parent nor any of its Subsidiaries has, with respect to the Business, received any written notice alleging any such violation of any Anticorruption Law.

Section 4.10    Contracts; No Defaults.

(a)    Section 4.10(a) of the Parent Disclosure Schedule contains a true, correct and complete listing of all Contracts described in clauses (i) through (xviii) below to which, as of the date of this Agreement, any of the Transferred Entities is a party, or to which any Seller or any of their Affiliates is a party and that relates primarily to the Business (other than purchase orders and invoices (which are governed by the typical terms and conditions of the Business) entered into in the Ordinary Course of Business, Benefit Plans set forth on Section 4.11(a) of the Parent Disclosure Schedule, Permits set forth on Section 4.16 of the Parent Disclosure Schedule, and Contracts relating to insurance policies set forth on Section 4.15 of the Parent Disclosure Schedule and any Contracts relating primarily to the Retained Businesses) (each such Contract listed or required to be listed, together with the Business Leases, a “Business Material Contract”).

(i)    Each Contract (other than (x) purchase orders with suppliers or customers entered into in the Ordinary Course of Business and (y) Contracts of the type described in other clauses of this Section 4.10(a)) that requires or Parent reasonably anticipates will involve aggregate annual payments or consideration furnished by or to a Transferred Entity of more than $5,000,000 which are not cancelable (without penalty, cost or other Liability) within ninety (90) days;

(ii)    Each note, debenture, letter of credit, or other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by or involving the Transferred Entities (other than intercompany indebtedness owing by one Transferred Entity to another Transferred Entity), in each case, having an outstanding principal amount in excess of $500,000;

(iii)    Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any assets of the Transferred Entities (other than sales of inventory or products in the Ordinary Course of Business), in each case, involving payments in excess of $5,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no ongoing purchase price, earn-out, material indemnification or other monetary obligations, or other material performance obligations;

(iv)    Each lease, rental or occupancy agreement, real property license, installment and conditional sale agreement or other Contract that, in each case, (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property and (y) involves annual payments in excess of $1,000,000;

(v)    Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Subsidiaries of Parent, but including, for the avoidance of doubt, with respect to the Joint Ventures);

(vi)    Each Contract requiring or otherwise relating to a commitment or obligation to make capital expenditures (or a series of capital expenditures) after the date of this Agreement, that is not included in the Capital Budget and is in an amount in excess of $1,000,000;

(vii)    Each Contract containing covenants that limit or purport to limit in any material respect the freedom of any Transferred Entity to compete with any Person in a product line or line of business or to operate in any geographic area;

(viii)    Each Contract (A) pursuant to which a Transferred Entity (1) licenses material Intellectual Property from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,000,000 per year or (2) licenses of any material Intellectual Property to a third party, other than non-exclusive licenses granted to customers in the Ordinary Course of Business;

(ix)    Each Contract relating to financial or commodities hedging, swaps or similar arrangements;

(x)    Each Contract with “take or pay” provisions, or “requirements” provisions committing a Person to provide the quantity of goods or services required by another Person involving annual payments or consideration in excess of $5,000,000;

(xi)    Each Contract that provides for any “most favored nation” pricing provision granted to or by any Transferred Entity involving annual payments or consideration in excess of $5,000,000;

(xii)    Each Contract with a Governmental Entity involving annual payments or consideration in excess of $2,500,000;

(xiii)    Each Contract to which a Transferred Entity is a party providing for severance or change in control, transaction, retention or any similar bonus to any Transferred Entity Employee or director or officer (who will be in such position as of the Closing) or individual service provider of any Transferred Entity, in each case, with a base salary in excess of $300,000;

(xiv)    Each Contract to which a Transferred Entity is a party providing for the employment or engagement of any Transferred Entity Employee with a base salary in excess of $300,000 (other than those Contracts that (A) may be terminated by a Transferred Entity upon thirty (30) days or less notice without the payment of severance or any other material payment or benefit, and (B) do not provide for change in control or transaction bonuses, or any other similar payments);

(xv)    Each collective bargaining agreement or other Contract with any labor union, labor organization, or works council which covers any Transferred Entity Employees (each, a “CBA”);

(xvi)    Each Contract with a Material Customer or Material Supplier (other than purchase orders entered into in the Ordinary Course of Business);

(xvii)    Each Parent Guarantee and each Transferred Entity Guarantee; and

(xviii)    Each Contract, commitment or arrangement to enter into any of the foregoing.

(b)    Except with respect to the Shared Contracts, Parent has made available to Purchaser correct and complete copies of each Business Material Contract. Except as set forth on Section 4.10 of the Parent Disclosure Schedule, all of the Business Material Contracts are (i) in full force and effect, subject to the Enforceability Exceptions, and (ii) represent the valid and binding obligations of the Transferred Entity party thereto and, to the Knowledge of Parent, represent the valid and binding obligations of the other parties thereto. Except as set forth on Section 4.10 of the Parent Disclosure Schedule, and except, in each case, where the occurrence of such breach or default is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Entities or the Business, taken as a whole, (x) neither the Transferred Entities nor, to the Knowledge of Parent, any other party thereto is in breach of or default under any such Contract, (y) neither Parent nor the Transferred Entities have received any claim or notice of material breach of or material default under any such Contract, and (z) no event has occurred which individually or together with other events would reasonably be expected to result in a breach of or a default under any such Contract (in each case, with or without notice or lapse of time or both). No Transferred Entity nor, to the Knowledge of Parent, any other party to any Business Material Contract has provided or received any notice of (i) waiving any material right under any Business Material Contract or (ii) any intention to terminate, fail to renew or renegotiate, or cancel any Business Material Contract.

Section 4.11    Transferred Entity Benefit Plans.

(a)    Section 4.11(a) of the Parent Disclosure Schedule sets forth a complete and correct list of each material Transferred Entity Benefit Plan and material Seller Benefit Plan. With respect to each such Transferred Entity Benefit Plan, the Sellers have delivered or made available to Purchaser copies (if applicable) of: (i) the most recent plan document (and all amendments thereto) and any related trust agreement or funding arrangement, (ii) the most recent summary plan description and all summaries of material modifications thereto, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Transferred Entity Benefit Plan, (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service (any similar determinations with respect to Foreign Plans), (v) the most recent actuarial valuation report, (vi) pending voluntary correction filings with any Governmental Entity and a description of any pending self-correction actions, and (vii) any material, non-routine correspondence with any Governmental Entity dated within the past year. Notwithstanding the foregoing, any Transferred Entity Benefit Plan that is an offer letter or employment agreement that (A) relates to an employee who performs services primarily outside of the United States and whose base salary and target bonus does not exceed $200,000 on an annualized basis as of the date of this Agreement, (B) is in all material respects in a form of agreement or arrangement of a type that is identified on Section 4.11(a) of the Parent Disclosure Schedule and has been made available to Purchaser and (C) does not provide any severance, retention, change in control, transaction, or other similar payments or notice period in excess of ninety (90) days or such longer period as may be required by applicable Laws will be deemed immaterial and will not be specifically set forth on Section 4.11(a) of the Parent Disclosure Schedule.

(b)    Each Transferred Entity Benefit Plan and, with respect to participation by current and former employees of the Transferred Entities, each Seller Benefit Plan, has been established, administered and maintained, in form and operation, in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to result in any material Liability to any of the Transferred Entities, all contributions, distributions and payments required to be made with respect to any Transferred Entity Benefit Plan on or before the date hereof have been made on a timely basis in accordance with the terms of such Transferred Entity Benefit Plan and, in all material respects, in compliance with applicable Law. With respect to each Transferred Entity Benefit Plan and each Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) such plan has received a favorable determination or opinion letter as to its qualification or (ii) has time remaining under applicable Laws and related guidance to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter within the remedial amendment period, and, (iii) to the Knowledge of Parent, nothing has occurred that could reasonably be expected to adversely affect the qualified status thereof.

(c)    Except as set forth on Section 4.11(c) of the Parent Disclosure Schedule, (i) no Transferred Entity Benefit Plan and no Retained Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or any defined benefit pension plan, including any plan that is subject to Title IV of ERISA, and (ii) none of the Transferred Entities have sponsored or contributed to, been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA at any time during the past five (5) years through the date hereof. As of the Closing Date, other than with respect to the PQ Corporation Retirement Plan, no Transferred Entity has any Liability with respect to any plan that is subject to Title IV of ERISA, including on account of any ERISA Affiliate.

(d)    With respect to the Transferred Entity Benefit Plans, (i) as of the date hereof, no material Actions, disputes or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of Parent, threatened, and (ii) to the Knowledge of Parent, no facts or circumstances exist that would reasonably be expected to give rise to any such material Actions, disputes or claims.

(e)    Except as set forth on Section 4.11 of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement or any Ancillary Agreement, nor the consummation of the transactions contemplated by this Agreement could reasonably be expected to (i) result in any payment (whether in cash, property or vesting of property) becoming due to a Transferred Entity Employee under any Transferred Entity Benefit Plan, (ii) increase any payments or benefits to a Transferred Entity Employee under any Transferred Entity Benefit Plan, (iii) result in the acceleration of the time of payment or vesting, or an increase in the amount, of any compensation or benefits due to any Transferred Entity Employee under any Transferred Entity Benefit Plan, or (iv) result in any payments or benefits that could, individually or in combination with any other payment or benefit, constitute the payment by any of the Transferred Entities of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) being made to any Transferred Entity Employee or other individual service provider of a Transferred Entity who is a “disqualified individual” within the meaning of Section 280G of the Code.

(f)    None of the Transferred Entities has any obligation to indemnify or gross-up any Person for any Tax under Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g)    With respect to each Transferred Entity Benefit Plan that is subject to Title IV of ERISA and to the Knowledge of Parent: (i) no reportable event (within the meaning of Section 4043 of ERISA) has occurred within the last three (3) years; (ii) the minimum funding standard under Section 430 of the Code has been satisfied and no waiver of any minimum funding standard or extension of any amortization periods has been requested or granted; (iii) all amounts due to the Pension Benefit Guaranty Corporation (“PBGC”) pursuant to Section 4007 of ERISA have been timely paid; (iv) where there has been a significant reduction in the rate of future benefit accrual as referred to in Section 204(h) of ERISA, the requirements of Section 204(h) of ERISA have been complied with; (v) there has been no event in the last three (3) years described in Section 4062(e) of ERISA, and the transactions contemplated by this Agreement will not constitute an event described in Section 4062(e) of ERISA; and (vi) as of the date hereof, no notice of intent to terminate any Transferred Entity Benefit Plan has been filed and no amendment to treat any such plan as terminated has been adopted and no Action has been commenced by the PBGC in writing to terminate any such plan.

(h)    To the Knowledge of Parent, there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and no breach of fiduciary duty (including under ERISA) has occurred with respect to any Transferred Entity Benefit Plan that could reasonably be expected to result in material Liability to a Transferred Entity.

(i)    Except as set forth on Section 4.11(i) of the Parent Disclosure Schedule, no Transferred Entity Benefit Plan provides, and no Transferred Entity has any current or potential obligation to provide any material post-employment health benefits to any Person, other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar applicable Law for which the covered Person pays the full premium cost of coverage.

(j)    Each Transferred Entity Benefit Plan maintained on behalf of Transferred Entity Employees who reside or work primarily outside of the United States (each a “Foreign Plan”) required by any applicable Law to be registered or approved by a Governmental Entity has been so registered or approved and has been maintained in all material respects in good standing with the applicable Governmental Entity. Each Foreign Plan required under any applicable Law to be funded (or fully insured), is funded (or fully insured) in all material respects in accordance with such Law and none of the transactions contemplated by this Agreement will on their own account cause such funding or insurance obligations to be materially less than such benefit obligations. Except as set forth on Section 4.11(k) of the Parent Disclosure Schedule, no Foreign Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), multiemployer plan, seniority premium, termination indemnity, gratuity retirement indemnity, jubilee award or similar plan or arrangement.

Section 4.12    Employees; Labor Matters.

(a)    Parent has made available to Purchaser each Transferred Entity Employee’s (i) name (or identification number), (ii) job title, (iii) work location, (iv) annual salary or hourly rate (as applicable), (v) bonus entitlement, (vi) if applicable, exempt or non-exempt status under the Fair Labor Standards Act, (vii) active or inactive status (including type of leave and expected return date), (viii) full-time or part-time status, and (ix) form of template contract applicable to each such Transferred Entity Employee. No individual employed or engaged by Seller or its Affiliates (excluding any of the Transferred Entities), whether an employee or a contractor, will transfer by operation of Law, including under the Acquired Rights Directive (Directive EC 2001/23), the Transfer of Undertakings (Protection of Employment) Regulations 2006 or any similar Law to the Transferring Entities in connection with the Pre-Closing Reorganization, the execution of this Agreement or any Ancillary Agreements or consummation of any of the transactions contemplated by this Agreement.

(b)    Section 4.12(b) of the Parent Disclosure Schedule lists all CBAs to which any of the Transferred Entities is a party or bound. Parent has provided true and complete copies of all CBAs. Except as set forth on Section 4.12(b) of the Parent Disclosure Schedule, no Transferred Entity Employees are represented by any labor union, works council, or other labor organization with respect to their employment with the Transferred Entities or the Business. Other than as set forth in Section 4.12(b) of the Parent Disclosure Schedule and the Kansas City Agreement, there are no collective bargaining agreements or other Contracts with any labor union, works council or labor organization which the Transferred Entities are party to or bound by. To the Knowledge of Parent, in the past three (3) years, there have been no labor organizing activities with respect to any employees of the Transferred Entities. Parent and its Affiliates have satisfied or will satisfy any and all material pre-signing or pre-Closing consent, notice, information, right of first refusal to purchase, bargaining or consultation obligations to any Transferred Entity Employee or any labor union, labor organization works council or other employee representative body which represents any Transferred Entity Employee, in connection with the Pre-Closing Reorganization, the execution of this Agreement or any Ancillary Agreements or consummation of any of the transactions contemplated by this Agreement.

(c)    Except as set forth on Section 4.12(c) of the Parent Disclosure Schedule, during the past three (3) years, no material strikes, work stoppages, unfair labor practice charges,

labor grievances, labor arbitrations, lockouts, slowdowns, or other material labor disputes have occurred or, to the Knowledge of Parent, have been threatened against or affecting the Transferred Entities or with respect to any Transferred Entity Employees.

(d)    Except as would not reasonably be expected to have a Business Material Adverse Effect, the Transferred Entities are, and during the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN”)), workers’ compensation, labor relations, employee leave issues, and unemployment insurance.

(e)    To the Knowledge of Parent, in the last two years, no material allegations of sexual harassment have been made against any current officer of any Transferred Entity or (ii) any employee of the Business who is currently at a level of Vice President or above.

(f)    No material employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce reduction affecting any Transferred Entity Employees has occurred since March 1, 2020 solely as a result of COVID-19, or is currently contemplated, planned or announced. The Transferred Entities have not otherwise experienced any material employment-related Liability with respect to COVID-19.

Section 4.13    Taxes. Except as set forth on Section 4.13 of the Parent Disclosure Schedule:

(a)    All Income Tax and other material Tax Returns required to be filed by or with respect to the Transferred Entities have been timely filed, and all Income Tax and other material Tax Returns filed by or with respect to the Transferred Entities are true, correct and complete in all material respects. The Transferred Entities have timely paid in full all Income Tax and other material Taxes due or payable (whether or not shown as due on any Tax Return), have complied with all information reporting and backup withholding requirements in all material respects, and have withheld and paid over to the appropriate Taxing Authority all material Taxes that they were required to withhold from amounts paid or owing to any employee, creditor, independent contractor, interest holder, Affiliate or other third party.

(b)    There are no Liens for material Taxes (other than Liens described in clause (b) of the definition of Permitted Liens) upon any property or assets of the Transferred Entities other than Liens for Taxes not yet delinquent.

(c)    (i) No deficiency for any material Taxes has been asserted or assessed by any Governmental Entity in writing against any of the Transferred Entities (or, to the Knowledge

of Parent, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn and (ii) as of the date hereof, no Action is pending or threatened in writing with respect to any Income Taxes or other material Taxes due from the Transferred Entities.

(d)    There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Transferred Entities for any taxable period, in each case, with respect to any material Tax Return, other than as a result of any extension of time permitted by applicable Law for filing a Tax Return.

(e)    None of the Transferred Entities (i) has been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated U.S. federal income Tax Return, other than an affiliated group of which the common parent was Parent or one of its current Subsidiaries, (ii) has liability for the Taxes of any Person (other than any of the Transferred Entities or any member of the Parent Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, under any other applicable Law or by Contract under which the Purchaser (or its Affiliates, including following the Closing, the Transferred Entities) could reasonably be expected to be liable following the Closing (including any Tax sharing, Tax allocation or Tax indemnity agreement, but excluding any Contracts entered into in the Ordinary Course of Business that do not relate primarily to Taxes), (iii) is a party to or bound by any Contract or arrangement under which any of the Transferred Entities is or may be required to make material payments with respect to any Tax benefits (whether actual or deemed) or Tax assets, including transaction Tax benefits arising from a prior transaction following the Closing.

(f)    None of the Transferred Entities has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(g)    None of the Transferred Entities has entered into a “listed transaction” as defined in Code Section 6707A and Treasury Regulations Section 1.6011-4 (or any similar or analogous provision or state, local or non-U.S. Law) or any other transaction or arrangement that was intended to avoid or evade Tax in any jurisdiction that would require disclosure or registration with any Governmental Entity.

(h)    The liability of any of the Transferred Entities for Taxes not yet due and payable as of the date of the Audited Business Financial Statements did not materially exceed the accruals and reserves for Taxes set forth on the Audited Business Financial Statements (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income), and since the date of the Audited Business Financial Statements, none of the Transferred Entities has incurred any material liability for Taxes other than in the Ordinary Course of Business consistent with past practice.

(i)    No written claim has been made by a Taxing Authority in a jurisdiction where any of the Transferred Entities does not file a particular type of Tax Return, or pay a particular type of Tax, that such entity is or may be subject to material taxation of that type by, or required to file that type of Tax Return in, that jurisdiction with respect to material Taxes, which claim has not been settled, withdrawn or otherwise resolved.

(j)    Each of the Transferred Entities has properly and timely collected and remitted all material amounts of sales, value added, and similar Taxes with respect to sales made to its customers or has properly received and retained any appropriate Tax exemption certificates and other documentation for all material sales made without charging or remitting sales, value added, or similar Taxes that qualify such sales as exempt from sales, value added, and similar Taxes.

(k)    None of the Transferred Entities will be required to make any payment or will have any liability after the Closing Date as a result of an election under Code Section 965.

(l)    Except for with respect to the U.S. trade or business operated by New Sales Service Co, LLC, each of the Transferred Entities is and has at all times been exclusively resident for all Tax purposes and subject to Tax in its country of formation only, and has not at any time had any fixed place of business or permanent establishment in any other country for any Tax purpose.

(m)    None of the Transferred Entities has deferred any material Taxes (including the withholding, payment, or collection thereof) under the CARES Act or will be required to make any payment or will have any Liability after the Closing Date as a result of any such deferral. No Transferred Entity has applied for, claimed or received a material refund of an amount deemed, under section 125.7 of the Income Tax Act (Canada), to be an overpayment of Tax owing under Part I of the Income Tax Act (Canada) to which it was not entitled pursuant to applicable Law.

(n)    No private letter rulings, technical advice memoranda or similar rulings have been requested, entered into or issued by any Taxing Authority with respect to any of the Transferred Entities and none of the Transferred Entities is party to or bound by any closing agreement or similar agreement with any Taxing Authority.

(o)    All material intercompany transactions between any combination of the Transferred Entities have been conducted on terms materially commensurate with third-party terms in substantial compliance with the principles of Section 482 of the Code (or any similar provision of state, local or non-U.S. law) and have materially complied with applicable rules relating to transfer pricing.

(p)    None of the Transferred Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in (or use of an improper) method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of any state, local or non-U.S. Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or paid or deferred revenue accrued on or prior to the Closing Date outside the Ordinary Course of Business; or (v) gain recognition agreement to which the Transferred Entities is a party under Section 367 of the Code (or any similar provision of any state, local or non-U.S. Tax Law).

(q)    The “paid-up capital” for purposes of the Income Tax Act (Canada) of PQ Canada Company is not less than C$200,000,000 by more than a de minimis amount.

(r)    Each of the Transferred Entities is in material compliance with any escheat, abandoned property or similar Law and has paid over any material required amounts to each relevant Governmental Entity and has retained any required records and timely filed any required forms or schedules with respect thereto.

Section 4.14    Sufficiency of Assets. At the Closing, taking into account and giving effect to the Pre-Closing Restructuring and all of the Ancillary Agreements (including the rights, benefits and services made available in the Transition Services Agreement) and assuming all notices, consents, authorizations, assignments, amendments and Permits described on Section 4.3 or Section 4.4 of the Parent Disclosure Schedule, and all consents, authorizations, assignments, amendments and Permits not required to be described on Section 4.3 or Section 4.4 of the Parent Disclosure Schedule but otherwise required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, have been obtained, the Transferred Entities will own or have the right to use (including by means of ownership of rights pursuant to license or other contracts) all of the material assets, properties and rights (excluding Cash of the Transferred Entities) necessary to conduct the Business in all material respects as conducted as of the date of this Agreement.

Section 4.15    Insurance. Section 4.15 of the Parent Disclosure Schedule contains a true, correct and complete list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Business as of the date of this Agreement (along with, for each policy, the policy type, insurer, policy number, effective date and termination date) (each, an “Insurance Policy”). Except as set forth in Section 4.15 of the Parent Disclosure Schedule, (a) as of the date of this Agreement, none of Parent or any of the Transferred Entities has received any written notice from any insurer under any Insurance Policy, canceling or materially adversely amending any such Insurance Policy or denying renewal of coverage thereunder, and (b) all premiums on such Insurance Policies due and payable as of the date hereof have been paid and all such Insurance Policies will continue to be in full force and effect immediately following the Closing.

Section 4.16    Licenses, Permits and Authorizations. Parent has provided Purchaser with accurate and complete copies of all material Permits held by each Transferred Entity. Except as set forth on Section 4.16 of the Parent Disclosure Schedule, the Transferred Entities have obtained, and are in compliance with, all Permits necessary under applicable Laws to permit the Transferred Entities to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the Business as currently conducted, except where the absence of, or the failure to be in compliance with, any such Permit would not reasonably be expected to be material to the Business taken as a whole. As of the date hereof, there are no Actions or, to the Knowledge of Parent, investigations by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened which would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit, except for any such revocation or termination that would not reasonably be expected to be material to the Business taken as a whole.

Section 4.17    Real Property.

(a)    Section 4.17(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all real property owned as of the date of this Agreement by any Transferred Entity (each, a “Business Owned Real Property,” collectively, the “Business Owned Real Properties”). The applicable Transferred Entities have fee simple or comparable valid title to all Business Owned Real Properties owned by such entities, free and clear of all Liens, except Permitted Liens. Except as would not reasonably be expected to be material to the Transferred Entities, taken as a whole, or to the Business, (i) neither Parent nor its Subsidiaries has received written notice of any, and to the Knowledge of Parent, there is no default by any of the Transferred Entities under any restrictive covenants affecting the Business Owned Real Property and (ii) to the Knowledge of Parent, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default by any of the Transferred Entities under any such restrictive covenants. Other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Business Owned Real Property or any portion thereof or interest therein. No Transferred Entity is a party to any agreement or option to purchase any real property or interest therein.

(b)    Section 4.17(b) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all real property leased by any Transferred Entity, in each case, as the lessee (each, a “Business Leased Real Property,” collectively, the “Business Leased Real Properties”). Except as set forth on Section 4.17(b) of the Parent Disclosure Schedule or except as would not reasonably be expected to be material to the Transferred Entities, taken as a whole, or to the Business, (i) the applicable Transferred Entities have a valid and enforceable leasehold estate in, and enjoy peaceful and undisturbed possession of, the Business Leased Real Properties leased by such Transferred Entities, subject to the Enforceability Exceptions and any Permitted Liens, and (ii) as of the date of this Agreement, neither Parent nor any Subsidiary has received any written notice from any lessor of such Business Leased Real Property of, nor to the Knowledge of Parent does there exist any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Business Leased Real Properties.

(c)    Except as set forth on Section 4.17(c) of the Parent Disclosure Schedule, no Person other than a Transferred Entity, subleases, licenses or otherwise has the right to use or occupy the Business Owned Real Property or the Business Leased Real Property or any portion thereof, except as would not reasonably be expected to be material to the Business, taken as a whole.

Section 4.18    Intellectual Property.

(a)    Section 4.18 of the Parent Disclosure Schedule sets forth a list as of the date hereof of each material Patent, Mark and Internet Property owned or used by the Transferred Entities in connection with the Business. Except as noted on Section 4.18 of the Parent Disclosure Schedule, all such Intellectual Property is subsisting, and, to the Knowledge of Parent, valid and enforceable. Except to the extent set forth on Section 4.18 of the Parent Disclosure Schedule, the

Transferred Entities exclusively own all right, title, and interest in and to all Business Intellectual Property, including the items set forth in Section 4.18 of the Parent Disclosure Schedule for which a Transferred Entity is listed as an owner, free and clear of all Liens other than Permitted Liens.

(b)    Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole: (i) none of the Business Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by or of the Transferred Entities; (ii) there is no opposition or cancellation Action pending against any of the Transferred Entities concerning the ownership, validity or enforceability of any Business Intellectual Property (other than office actions received from patent, trademark or copyright offices in the Ordinary Course of Business related to the application for any item of Business Intellectual Property); (iii) none of the Transferred Entities nor the conduct of the Business materially infringes, misappropriates, or otherwise violates, nor in the past three (3) years has materially infringed, misappropriated, or otherwise violated, the Intellectual Property of any Person; (iv) to the Knowledge of Parent, there is no infringement or misappropriation, or other violation, or any written allegation made by any Transferred Entity thereof, of any Business Intellectual Property; and (v) none of the Transferred Entities, Parent or any other member of the Parent Group has received any written notice since the date that is three (3) years prior to the date hereof alleging that any of the Business operations infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person.

(c)    Except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole, each of the Transferred Entities are current in the payment of all registration, maintenance and renewal fees with respect to the material Business Intellectual Property, except in each case as Parent or any Subsidiary thereof has elected in its reasonable business judgment to abandon or permit to lapse a registration or application.

(d)    Each of the Transferred Entities has taken commercially reasonable steps to protect and maintain (i) the Business Intellectual Property, including the confidentiality of any Trade Secrets included in the Business Intellectual Property, and (ii) the Business Systems from unauthorized use, access, interruption, or modification. Each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any Business Intellectual Property has executed and delivered to a member of the Parent Group or one of the Transferred Entities, as applicable, a valid and enforceable Contract providing for (i) the non-disclosure by such Person of all Trade Secrets of the Parent Group and the Transferred Entities, and (ii) the assignment by such Person (by way of a present grant of assignment) to the applicable member of the Parent Group or a Transferred Entity of all right, title, and interest in and to such Business Intellectual Property. To the Knowledge of Parent, no Person has been or is in breach of any such Contract.

(e)    Each of the Transferred Entities maintain and enforce commercially reasonable policies, procedures, and rules regarding data privacy, protection, and security. Each of the Transferred Entities, and the conduct of the Business are in compliance with all Data Security Requirements, except as would not reasonably be expected to be material to the Business, taken as a whole. To the Knowledge of Parent, in the past three (3) years, there has been no material incidents of data security breaches or intrusions, or incidents in which any personally identifiable information or other confidential, sensitive or protected information were or may have been stolen or improperly accessed, destroyed, lost, altered, or disclosed, relating to the Business, or any material breach of security relating to, material unauthorized access to, or material unauthorized use of, any Business Systems.

Section 4.19    Environmental Matters.

(a)    Except as set forth on Section 4.19 of the Parent Disclosure Schedule or as would not be material to the Business, taken as a whole, as of the date hereof:

(i)    The Transferred Entities are, and for the last three (3) years have been, in material compliance with all applicable Environmental Laws;

(ii)    The Transferred Entities hold, and are, and for the last three (3) years have been, in material compliance with, all of the licenses, approvals, consents, registrations and permits required under applicable Environmental Laws to permit the Transferred Entities to operate their assets in a manner in which they are now operated and maintained and to conduct the Business as currently conducted;

(iii)    No Hazardous Materials have been Released or have otherwise come to be located at or under the Business Owned Real Property or the Business Leased Real Property, or any property formerly owned or operated in connection with the Business, with respect to any Transferred Entity during the pendency of such ownership or operation by such Transferred Entity, in a quantity or manner that has resulted in any material obligation or liability, including without limitation, any contamination of the soil, groundwater, surface water or structures that requires investigation, removal, remediation or other response action under applicable Environmental Laws or would result in any material obligation or liability under Environmental Laws of the Transferred Entities;

(iv)    The Transferred Entities have not handled, generated, treated, stored, Released, transported, disposed of, or arranged for transportation or disposal of, or exposed any Person to, any Hazardous Material at, to or from any location or in any product, except in compliance with Environmental Laws and as would not result in any material obligation or liability under Environmental Laws of Transferred Entities; and

(v)    There are no written claims, notices of violation, Actions, or investigations pending or, to the Knowledge of Parent, threatened against the Transferred Entities alleging or relating to violations of or liability under any Environmental Law.

(b)    Parent has previously provided or otherwise made available to Purchaser all material and non-privileged environmental audits, reports and assessments concerning the Business Owned Real Property or the Business Leased Real Property made in the last three (3) years that are in its possession, custody or control as of the date hereof.

(c)    Neither this Agreement nor any of the transactions to be consummated in connection with this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Entity or other third party, pursuant to the New Jersey Industrial Site Recovery Act.

Section 4.20    Absence of Changes.

(a)    Since December 31, 2020, there has not been any Business Material Adverse Effect.

(b)    Except as set forth on Section 4.20(b) of the Parent Disclosure Schedule or otherwise contemplated by this Agreement (including the Pre-Closing Restructuring), from December 31, 2020 through the date of this Agreement, the Business has been operated in the Ordinary Course of Business in all material respects.

(c)    Except as set forth on Section 4.20(c) of the Parent Disclosure Schedule, since December 31, 2019 and through the date of this Agreement, there has not been any action taken by Parent or its Affiliates that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent would constitute a breach of Section 6.4(a)(iii), (iv)(3), (v), (vi), (vii), (ix), (xi), (xii), (xiii), (xv) or, as it relates to such clauses only, (xvi).

Section 4.21    Affiliate Matters. Except (a) as set forth on Section 4.21 of the Parent Disclosure Schedule, (b) the Transferred Entity Benefit Plans and (c) Contracts solely between or among the Transferred Entities, none of the Transferred Entities (x) is party to or otherwise bound by any Business Material Contract with, (y) has borrowed money from or loaned money to, (z) has any Action pending against any (i) present or former employee, officer, manager, partner or director of Parent, any of its Subsidiaries or Affiliates (each, an “Affiliated Party”) or (ii) Affiliate of Parent or any other member of the Parent Group (including any Affiliated Party).

Section 4.22    Intercompany Arrangements. Except for any Contracts for the provision of services covered by the Ancillary Agreements, Section 4.22 of the Parent Disclosure Schedule sets forth a list, which is true, correct and complete, of all Contracts (a) between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand (each, an “Intercompany Account”), and (b) between and among any of the Transferred Entities (each, an “Intracompany Account”).

Section 4.23    Significant Customers and Suppliers. Section 4.23(a) of the Parent Disclosure Schedule lists: (a) the fifteen (15) largest customers of the Business (measured by aggregate billings) during the fiscal year ended December 31, 2020 (the “Material Customers”) and (b) the ten (10) largest suppliers of materials, products or services to the Business (measured by aggregate dollars spent) during the fiscal year ended December 31, 2020 (the “Material Suppliers”). Except as disclosed in Section 4.23(b) of the Parent Disclosure Schedule or would not otherwise be expected to be material to the Transferred Entities, taken as a whole, or the Business, taken as a whole, since December 31, 2020 no Material Customer or Material Supplier has cancelled, terminated or materially adversely changed the pricing or other terms of its business relationship with the Transferred Entities, or notified the Transferred Entities in writing of any intent to do so.

Section 4.24    Brokers’ Fees. Except as set forth on Section 4.24 of the Parent Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which any Transferred Entity would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any of its Affiliates.

Section 4.25    No Additional Representation or Warranties. Except for the representations and warranties of Parent contained in Article III, this Article IV, the Ancillary Agreements and certificates delivered hereunder and thereunder, neither Parent nor any of its Affiliates, nor any of their respective directors, officers, managers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Purchaser or its Affiliates regarding the Transferred Entities and, subject to Section 6.18(b), no such party shall be liable in respect of the accuracy or completeness of any information provided to Purchaser or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

REGARDING PURCHASER

Purchaser hereby represents and warrants to Parent, as of the date hereof and as of the Closing, as follows:

Section 5.1    Organization and Qualification. Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.2    Authority Relative to this Agreement. Purchaser and each Subsidiary of Purchaser that is a party to any Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. No vote or other approval of the stockholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the Organizational Documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent, will constitute, and each Ancillary Agreement when executed and delivered by Purchaser or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable Subsidiary of Parent, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Subsidiaries, enforceable against Purchaser and/or such Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.3    Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Subsidiaries for the execution, delivery and performance by Purchaser and/or its Subsidiaries, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of any Competition Laws, (b) compliance with any Permits relating to the Business, or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Subsidiaries, as applicable, nor the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Organizational Documents of Purchaser or its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.4    Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.5    Brokers. Except for Jefferies LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.6    Financing.

(a)    Purchaser has delivered to Parent a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, as may be redacted solely for confidential provisions related to fees, “flex” terms and economically sensitive terms, none of which would (i) adversely affect the conditionality, enforceability or availability of the Debt Financing to be funded on the Closing Date or (ii) cause the aggregate principal amount of the Debt Financing to be funded on the Closing Date to be insufficient for the Financing Purposes (as defined below)), dated as of the date of this Agreement, by and among the Debt Financing Sources party thereto and Purchaser, providing for debt financing as described therein (together with all exhibits, schedules and annexes thereto, the “Debt

Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources party thereto have agreed to lend the amounts set forth therein (the “Debt Financing”).

(b)    Purchaser has delivered to Parent a true, complete and correct copy of the fully executed equity commitment letter dated as of the date of this Agreement (together with all exhibits, schedules and annexes thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), by and between the Purchaser Sponsors and Purchaser, pursuant to which the Purchaser Sponsors have agreed, subject to the terms and conditions thereof, to invest in Purchaser the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that Parent is an express third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter.

(c)    As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Purchaser, and, to the Knowledge of Purchaser, the other parties thereto, enforceable in accordance with the terms thereof, subject to the Enforceability Exceptions. As of the date hereof, the Equity Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Purchaser, and, to the Knowledge of Purchaser, each Purchaser Sponsor, enforceable in accordance with the terms thereof, subject to the Enforceability Exceptions. There are no conditions precedent related to the funding of the full amount of the Debt Financing or Equity Financing, as applicable, other than the conditions precedent expressly set forth in the applicable Commitment Letter. Except as expressly permitted under Section 6.16(b), as of the date hereof, the Commitment Letters have not been amended or modified in any manner and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect, and, no such termination, reduction, withdrawal or rescission is contemplated by Purchaser or the Purchaser Sponsor or any other party thereto. As of the date hereof, Purchaser is not in default of or breach under the terms and conditions of any of the Commitment Letters, and as of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of any of the Commitment Letters.

(d)    Subject to the satisfaction of the conditions set forth in Section 9.1 and Section 9.2, Purchaser has no reason to believe that (i) any of the conditions precedent expressly set forth in the Commitment Letters will not be satisfied on or prior to the Closing Date or (ii) the Financing in the aggregate amounts necessary (together with other cash and cash equivalents of the Transferred Entities or otherwise available to the Purchaser) to satisfy the Financing Purposes (as defined below) will not be available to Purchaser on the Closing Date. Notwithstanding anything elsewhere in this Agreement to the contrary, Purchaser acknowledges that Purchaser’s obligations under this Agreement are not subject to any conditions regarding Purchaser’s, its Affiliates’, or any other Person’s (including, for the avoidance of doubt, Parent or any of its Subsidiaries) ability to obtain the Equity Financing, Debt Financing or any other financing transaction, or the availability or receipt of the proceeds of any of the foregoing, for the consummation of the transactions contemplated hereby.

(e)    There are no side letters, understandings or other agreements or arrangements of any kind relating to any of the Commitment Letters or the Financing that could adversely affect the conditionality, amount, timing, availability or termination of the Financing, other than as expressly set forth in the Commitment Letters. Purchaser or an Affiliate of Purchaser on its behalf has fully paid any and all commitments or other fees and amounts required by the Commitment Letters to be paid by Purchaser on or prior to the date of this Agreement.

(f)    The Financing, when funded in accordance with the Commitment Letters (including after given effect to any “flex” provisions) (together with other cash and cash equivalents of the Transferred Entities or otherwise available to the Purchaser), will provide Purchaser with cash proceeds on the Closing Date sufficient to enable Purchaser to perform all of its payment obligations in accordance with Section 2.3(b)(ii) and, if applicable, Section 2.7 (the “Financing Purposes”). Purchaser has no reason to believe that the representations and warranties contained in the immediately preceding sentence will not be true at and as of the Closing Date.

(g)    Assuming the accuracy of the representations and warranties of the Sellers and Transferred Entities set forth in Articles III and IV, immediately after giving effect to the consummation of the Sale, Purchaser and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 5.6(g), “Solvent” shall mean, with respect to Purchaser and its Subsidiaries, taken as a whole, that: (i) the fair saleable value (determined on a going concern basis) of the assets of Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the Liabilities of Purchaser and its Subsidiaries, taken as a whole, (ii) Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the Ordinary Course of Business as they become due, and (iii) Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage. Purchaser does not currently intend to engage in any transaction following the Closing that would negatively impact the solvency of the Transferred Entities, including any transaction to sell any material assets of the Business after the Closing.

Section 5.7    Guaranty. Concurrently with the execution of this Agreement, the Purchaser Sponsors have delivered to Parent a true, complete and correct copy of the executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes the valid, binding and enforceable obligation of the Purchaser Sponsors in favor of Parent, enforceable by Parent in accordance with its terms, subject to the Enforceability Exceptions. The Purchaser Sponsors are not in default of or breach under any of the terms or conditions of the Limited Guaranty, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default of or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty. The Purchaser Sponsors have access to sufficient capital to satisfy the full amount of the guaranteed obligations under the Limited Guaranty in full.

Section 5.8    Investment Decision. Purchaser is acquiring the Transferred Equity Interests for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Transferred Equity Interests. Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Transferred Equity Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 5.9    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its Representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis, and the representations and warranties of Parent contained in Article III, Article IV, the Ancillary Agreements and certificates delivered hereunder and thereunder, and not on any factual representations or opinions of any of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective Representatives (except for the representations and warranties of Parent contained in Article III, Article IV, the Ancillary Agreements and certificates delivered hereunder and thereunder). Purchaser hereby acknowledges and agrees that none of the Sellers, the Transferred Entities, their respective Affiliates or any of their respective Representatives or any other Person will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective Representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective Representatives of, or Purchaser’s, its Affiliates’ or their respective Representatives’ use of, any information relating to the Sellers, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement, except for the representations and warranties of Parent contained in Article III, Article IV, the Ancillary Agreements and certificates delivered hereunder and thereunder. Purchaser further acknowledges that no representative of the Sellers, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement, the Ancillary Agreements and certificates delivered hereunder and thereunder and subject to the limited remedies herein and therein provided. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Section 5.10    No Other Representations or Warranties; No Reliance. Purchaser acknowledges and agrees that, except for the representations and warranties of Parent contained in Article III, Article IV, the Ancillary Agreements and certificates delivered hereunder and thereunder, none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Parent, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates any of their respective Representatives by or on behalf of Parent or any Affiliate or representative thereof. Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof or the Business.

Section 5.11    No Additional Representation or Warranties. Except as provided in this Article V, or any certificate or other document entered into, made, delivered, or made available in connection herewith, (a) Purchaser is not making and none of its directors, officers, managers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Parent or its Affiliates and (b) no such party shall be liable in respect of the accuracy or completeness of any information provided to Purchaser or its Affiliates.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.1    Access to Books and Records.

(a)    After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, Parent shall, and shall cause the other Sellers and Transferred Entities to, afford to Representatives of Purchaser reasonable access to the personnel and books and records and properties of the Business and the Transferred Entities, under the supervision of the personnel of Parent or its Subsidiaries, during normal business hours consistent with applicable Law and in accordance with the reasonable procedures established by Parent, in each case, as is reasonably requested by Purchaser or its Representatives (including for purposes of integration planning following the consummation of the transactions contemplated by this Agreement); provided, that prior to the Closing, the Sellers and the Transferred Entities shall not be required to make available medical records, workers compensation records, the results of any drug testing or other sensitive or personal information if doing so could result in a violation of applicable Law. Notwithstanding anything to the contrary contained in this Section 6.1(a), the Sellers and the Transferred Entities may withhold any document (or portions thereof) or information (a) that would reasonably be expected to constitute privileged attorney-client communications or attorney work product, (b) that is of a competitively sensitive nature or (c) if the provision of access to such document (or portion thereof) or information, as determined by any Seller or any Transferred Entity in good faith, could reasonably be expected to conflict with applicable Laws; provided that, in each case, Sellers and the Transferred Entities shall use reasonable best efforts to provide alternative means of disclosing such withheld information to the extent reasonably practicable. All information and documents provided pursuant to this Section 6.1(a) will be subject to the terms of Section 6.2.

(b)    Purchaser agrees that any access granted under Section 6.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates. Purchaser and its Affiliates and its and their respective Representatives shall not communicate with any of the employees customers, suppliers, financing sources, lenders (other than in respect of obtaining the Debt Financing) and other business relations of Parent or its Affiliates regarding the transactions contemplated by this Agreement, the Business or Parent and its Affiliates without the prior written consent of Parent. Notwithstanding the foregoing, Parent shall reasonably cooperate with Purchaser in arranging for calls or meetings (subject to Pandemic Measures) with representatives of each of the Material Customers and Material Suppliers; provided that such calls or meetings are to occur during normal working hours and Parent is provided reasonable advance notice (at least two Business Days) to arrange any such calls or meetings.

(c)    Except as otherwise provided in Section 8.3, at and after the Closing, each party shall, and shall cause its Subsidiaries to, afford the other party and such other party’s Representatives, during normal business hours, upon reasonable advance notice, access on a confidential basis to the books, records, properties and employees of the Business relating to the period prior to the Closing (or to any Pre-Closing Occurrences) to the extent that such access may be reasonably necessary in connection with financial statements, Taxes, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 6.11), SEC or other Governmental Entity reporting obligations or in connection with securing insurance policies or renewals thereof; provided that nothing in this Agreement shall limit any rights of discovery of either party or its Affiliates.

(d)    Each party agrees to hold, and to cause its applicable Subsidiaries to hold, all the books and records of the Business existing on the Closing Date and not to destroy or dispose of any portion thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law, and thereafter, if any of them desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the other party.

(e)    As promptly as practicable, but no later than ten (10) Business Days following the Closing Date, Parent shall deliver, or cause to be delivered, to Purchaser an electronic copy of the Data Room, as of the Closing Date.

(f)    Parent shall use reasonable best efforts to make available to Purchaser by May 15, 2021 the audited combined balance sheet of the Business as of December 31, 2020 and the related audited combined statement of operations of the Business for the years ended December 31, 2020 (the “Audited 2020 Business Financial Statements”) which shall have been prepared in accordance with GAAP and present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the date thereof or the period then ended, in each case except as may be noted therein; provided that, the Audited 2020 Business Financial Statements will be qualified by the fact that the Business has not operated on a separate stand-alone basis and has historically been reported with Parent’s consolidated financial statements. If the Closing (as required by Section 2.3) has not occurred on or prior to June 14, 2021, Parent shall make available to Purchaser the unaudited combined balance sheet of the Business for the fiscal quarter ended March 31, 2021 and the related unaudited combined statement of operations of the Business for the fiscal quarter ended March 31, 2021 (the “Unaudited Q1 2021 Business Financial Statements”), prepared in accordance with GAAP (other than the absence of footnotes and subject to customary year-end adjustments), which present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the dates thereof or the periods then ended, in each case except as may be noted therein; provided, that such unaudited combined financial statements will be qualified by the fact that the Business has not operated on a separate stand-alone basis and has historically been reported with Parent’s consolidated financial statements.

(g)    Parent shall, and shall use its reasonable best efforts to cause its Representatives to, cooperate with the reasonable requests of Purchaser, in each case, at Purchaser’s sole cost and expense, to assist Purchaser with its preparation of the audited combined financial statements of the Business for the 2021 fiscal year (the “2021 Audited Financial Statements”); provided, that (i) no such cooperation shall be required prior to the Closing, (ii) such cooperation is reasonably necessary for Purchaser and its Representatives to prepare the 2021 Audited Financial Statements (it being understood that (A) personnel of Parent and its Subsidiaries involved in the preparation of the Audited Business Financial Statements may be members of Continuing Management or be employees of the Transferred Entities after the Closing (and no longer officers and employees of Parent and its Affiliates) and (B) Purchaser and the Transferred Entities may have books, records and other pertinent information necessary to prepare the 2021 Audited Financial Statements), (iii) such cooperation shall only relate to the period ending as of 11:59 p.m. on the Closing Date, (iv) Parent and its Affiliates shall not be required to provide, or provide access to, any information that is not readily available to them or that is also available to, or in the possession of, the Transferred Entities, (v) Parent and its accountants shall not be required to provide any audit opinion, certification or representation letters, (vi) such cooperation shall not unduly or unreasonably interfere (as determined in good faith by Parent) with the ongoing operations of Parent or its Affiliates’ businesses, including finance and accounting functions and the preparation of any financial statements of Parent and its Affiliates, (vii) notwithstanding anything to the contrary in this Agreement, Parent, its Affiliates and their respective Representatives shall have no liability (except for Fraud) with respect to the information contained in such financial statements or responsibility for whether such financial statements present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the dates or the periods included in such financial statements, and (viii) Purchaser shall indemnify, defend and hold harmless Parent, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with such cooperation, assistance, the 2021 Audited Financial Statements and any information used in connection therewith other than to the extent resulting solely from bad faith, gross negligence or willful misconduct, in each case, by Parent or its Affiliates. For purposes of this Section 6.1(g), Affiliates of Parent shall exclude the Transferred Entities and Continuing Management.

(h)    At the Closing, Parent shall (and shall cause its Affiliates and Representatives to) transfer, convey, assign, and deliver to Purchaser or its designee all technical documentation, specifications, lab notebooks, reports, drawings, layouts, designs, patent disclosures, invention disclosures, patent prosecution and other Intellectual Property filing and prosecution records, and other documentation and records (in any form or medium) in the possession, custody or control of Seller or any of its Affiliates and Representatives and relating to the Business Intellectual Property.

Section 6.2    Confidentiality.

(a)    The parties hereto expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided that, any action taken by Purchaser or its Representatives, on the one hand, or Parent or its Representatives, on the other hand, to the extent necessary to comply with the terms of this Agreement shall not be deemed to be in violation of this Section 6.2(a) or the Confidentiality Agreement. The parties hereto expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms. Notwithstanding the foregoing, the Purchaser will be permitted to disclose information subject to the Confidentiality Agreement to any Debt Financing Sources or prospective financing sources that are or may become Debt Financing Sources and/or to rating agencies (and, in each case, to their respective counsel and auditors) so long as each such Person acknowledges the confidential nature of such obligations in the manner contemplated by the Debt Commitment Letter.

(b)    For a period of three (3) years from the Closing Date, Parent shall, and shall cause its Representatives to, hold in strict confidence and not to disclose, release, or use without the prior written consent of Purchaser, any and all Sensitive Business Information of Purchaser, either Purchaser Sponsor or any of their respective Representatives; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third-party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Parent or any of its Affiliates, (iii) to the extent used by Parent or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information. For the avoidance of doubt, nothing contained in this Agreement shall limit, restrict, require prior notice with respect to, or in any other way affect Parent or its Representatives communications with any Governmental Entity, or communications with any official or staff person of a Governmental Entity, concerning matters relevant to such Governmental Entity. For the avoidance of doubt, nothing in this Section 6.2(b) or Section 6.6 shall (i) prohibit CCMP Capital Partners or INEOS Limited from making disclosures regarding the transactions contemplated hereby on a confidential basis to their respective equityholders, investors or prospective investors, and (ii) prohibit Parent from making disclosures in accordance with, and as contemplated by, Section 6.6 hereof.

(c)    For a period of three (3) years from and after Closing Date, Purchaser shall, and shall cause its Representatives to, hold in strict confidence and not to disclose, release, or use without the prior written consent of Parent, any and all Sensitive Business Information of Parent or its Representatives; provided that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third-party source that is not known by Purchaser or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Purchaser or any of its Affiliates, (iii) to the extent used by Purchaser or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Purchaser or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Purchaser shall reasonably promptly notify Parent in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Parent, at Parent’s expense, to preserve to the extent reasonably practicable the confidentiality of such information. For the avoidance of doubt, nothing contained in this Agreement shall limit, restrict, require prior notice with respect to, or in any other way affect Purchaser or its Representatives communications with any Governmental Entity, or communications with any official or staff person of a Governmental Entity, concerning matters relevant to such Governmental Entity. For the avoidance of doubt, nothing in this Section 6.2(c) or Section 6.6 shall prohibit Purchaser, either Purchaser Sponsor or any of their respective Representatives from making disclosures regarding the transactions contemplated hereby on a confidential basis to its or their respective equityholders, investors or prospective investors or from making disclosures in accordance with, and as contemplated by, Section 6.6 hereof.

Section 6.3    Required Actions.

(a)    Subject to the terms and conditions of this Agreement, Purchaser and Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in an expeditious manner the Sale and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Sale and the other transactions contemplated by this Agreement, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under any Competition Laws) required to be obtained or made by Purchaser or Parent or any of their respective Subsidiaries in connection with the Sale and the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, subject to the terms and conditions of this Agreement, each of Parent and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement and shall use reasonable best efforts not to take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing.

(b)    Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Parent shall each keep the other reasonably apprised of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement and, subject to the terms and conditions of this Agreement, work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 6.2, to the extent not prohibited by applicable Law, each of Parent and Purchaser shall promptly consult with the other party to provide any reasonably necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the Sale and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 6.2, to the extent not prohibited by applicable Law, each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any material communication from any Governmental Entity or other such Person regarding the Sale or the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity or other such Person. If any party to this Agreement or any representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale or the other transactions contemplated by this Agreement, then such party will make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in compliance with such request. Purchaser, on one hand, and Parent, on the other hand, shall not participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any Action by a private party relating to any Competition Laws in connection with this Agreement or the Sale, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Purchaser and Parent may, as each deems in good faith to be advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel only.” Such designated materials and any materials provided by Purchaser to Parent or by Parent to Purchaser pursuant to this Section 6.3, and the information contained therein, shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel and in-house counsel to employees (other than in-house counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual confidentiality arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)    Purchaser and Parent shall file or cause to be filed, as promptly as practicable, but in any event no later than five (5) Business Days after the date of this Agreement, notifications under the HSR Act, and Purchaser and Parent shall file or cause to be filed, no later than ten (10) Business Days after the date of this Agreement, any other filings and/or notifications (or where applicable, drafts thereof) required under applicable Competition Laws provided that Parent supplies the information required to be provided by it for the filings reasonably in advance of the filing deadline.

(d)    Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale and the other transactions contemplated by this Agreement under any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade. In connection therewith, if any Action is instituted challenging the Sale or the other transactions contemplated by this Agreement as violative of any applicable Competition Laws, Purchaser shall use its reasonable best efforts to initiate and/or participate in any Actions, whether judicial or administrative, to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Sale or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale or the other transactions contemplated by this Agreement resulting from any such Action.

(e)    Notwithstanding any other provision of this Agreement, Purchaser shall take all actions reasonably necessary to avoid or eliminate each and every impediment under any Competition Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) agreeing to, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Subsidiaries, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities’ or their respective Subsidiaries’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Entities, Purchaser, and their respective Subsidiaries. In that regard Purchaser shall sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Purchaser’s Subsidiaries’ ability to retain, any of the businesses, product lines or assets of the Transferred Entities, Purchaser, or any of their respective Subsidiaries. No actions required to be taken pursuant to this Section 6.3(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur.

(f)    Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 6.3.

Section 6.4    Conduct of Business.

(a)    From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as expressly required by this Agreement (including any actions, elections or transactions expressly required to be undertaken in connection with the Pre-Closing Restructuring, Section 6.7, Section 6.8 or Section 6.18(c)), (ii) as required by or to comply with applicable Law or to comply with a Business Material Contract, (iii) to the extent relating to any Retained Business or Retained Benefit Plans (other than Retained Benefit Plans providing benefits to Transferred Entity Employees), (iv) as disclosed in Section 6.4(a) of the Parent Disclosure Schedule or (v) as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters set forth in clauses (i), (iv), (v), (vi), (vii), (ix), (x), (xi), (xii), (xiii), (xiv), (xv) or, as it relates to such clauses only, (xvi)), Parent shall, and shall cause its Subsidiaries to, directly or indirectly, cause the Transferred Entities to:

(i)    conduct the Business in the Ordinary Course of Business and preserve intact its present operations; provided that Parent or the Transferred Entities may reasonably determine that the Transferred Entities need to take reasonable measures or sustain impacts on the Business as a result of COVID-19, and nothing herein shall prevent the Parent from causing the Transferred Entities to take, or the Transferred Entities from taking, all reasonable measures (including as a response to any Pandemic Measures) Parent or the Transferred Entities reasonably determine, in good faith, are necessary or advisable in order to preserve the Business as a result thereof so long as such measures are consistent with the types of measures taken by the Sellers with respect to the Retained Business; provided further that, Parent and the Transferred Entities shall keep Purchaser reasonably informed of any such measures;

(ii)    not (1) amend their Organizational Documents in any manner adverse to Purchaser, (2) split, combine or reclassify their outstanding Equity Interests, (3) declare, set aside or pay any non-Cash dividend or non-Cash distribution to any Person other than a Transferred Entity (except as may facilitate the elimination of intercompany accounts contemplated by Section 6.7 or Section 6.8) or (4) form any Subsidiary, partnership or joint venture entity;

(iii)    not issue, sell, pledge, reclassify, split, subdivide, combine or dispose of, or agree to issue, sell, pledge, reclassify, split, subdivide, combine or dispose of, any Equity Interests (other than Permitted Liens and any other Liens on the Transferred Equity Interests or the assets of the Transferred Entities, in each case, to be released at Closing);

(iv)    not (1) incur or guarantee indebtedness for borrowed money outstanding at any time (other than (x) intercompany indebtedness between the Transferred Entities in the Ordinary Course of Business or as contemplated by the Pre-Closing Restructuring, (y) any borrowings under revolving credit facilities or Indebtedness in the Ordinary Course of Business that will be repaid at or prior to Closing (and which if paid at Closing will be included in Closing Indebtedness Amount) or (z) pursuant to Business Material Contracts); provided that (A) the Transferred Entities may take all reasonable measures (including as a response to any Pandemic Measures) Parent or the Transferred Entities reasonably determine, in good faith, are necessary in order to preserve the Business as a result of COVID-19 or any other pandemic and Parent and the Transferred Entities shall keep Purchaser reasonably informed of any such measures, and (B) Parent and its Subsidiaries (including the Transferred Entities) may refinance, replace, amend, restate or otherwise modify any Payoff Indebtedness (or obtain commitments with respect to any of the foregoing) prior to the Closing Date so long as any guarantees by, on Liens on the assets of, the Transferred Entities shall be released at or prior to Closing, (2) make any acquisition of any Person, assets or businesses other than in the Ordinary Course of Business, (3) sell, license, abandon or otherwise dispose of any assets, property, tangible or intangible, or businesses other than sales of assets in the Ordinary Course of Business, (4) incur, create or assume any Lien on any assets or properties, other than Permitted Liens or Liens that will be discharged at or prior to the Closing or (5) settle any Contract relating to financial or commodities hedging, swaps or similar arrangements outside of the Ordinary Course of Business, except in connection with the Pre-Closing Restructuring or as the same relates to the business of the Retained Businesses;

(v)    not, except (1) as may be required by applicable Law or any Seller Benefit Plan or Transferred Entity Benefit Plan, (2) in connection with any action that applies uniformly to Transferred Entity Employees and other similarly situated employees of the Parent Group and which does not materially increase the Liabilities of the Transferred Entities, or (3) for any actions for which the Parent Group shall be solely liable, (A) establish, adopt, enter into, materially amend or terminate any material Transferred Entity Benefit Plan (or any plan or agreement that would be a Transferred Entity Benefit Plan if in effect on the date hereof); (B) grant any increase or decrease in the wages, salary, bonus or other compensation, remuneration or benefits of any Transferred Entity Employee, former employee of a Transferred Entity, or other current or former individual service provider of a Transferred Entity, except for Ordinary Course of Business increases in the salary or wages for Transferred Entity Employees below the level of vice president, so long as the aggregate increase in the salary and wage compensation expense for the Transferred Entities is 3% or less in the aggregate (excluding any Transferred Entity Employees covered by a CBA); or (C) grant or promise to grant, any bonuses, change in control payments, deferred compensation, severance, retention or equity or equity-based rights or other compensatory payments or benefits to any Transferred Entity Employee, former employee of a Transferred Entity, or other current or former individual service provider of a Transferred Entity under a Transferred Entity Benefit Plan;

(vi)    not make any material change to its methods of financial accounting in effect at December 31, 2020 or accounting practices, including with respect to Taxes, except as required by a change in, or to comply with, GAAP (or any interpretation thereof) or applicable Law;

(vii)    except as set forth in the capital budget of the Transferred Entities made available to Purchaser prior to the date hereof (the “Capital Budget”), not commit or authorize any commitment to make any capital expenditures in excess of $5,000,000 in the aggregate, and not fail to make and pay for any scheduled capital expenditures or commitments substantially as provided by, and generally at the times and substantially in the amounts set forth in, the Capital Budget (other than (1) in connection with any Pandemic Measures and (2) deferrals implemented in the Ordinary Course of Business not in excess of $3,000,000, in the aggregate);

(viii)    not dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof) or make a capital investment in, or any loan to, any Person;

(ix)    not (1) make (outside of the Ordinary Course of Business), change or revoke any material Tax election, (2) change any material annual accounting period, (3) adopt (outside of the Ordinary Course of Business) or change any material method of accounting for Tax purposes, (4) settle or compromise any claim or assessment or enter into any closing agreement, in each case, in respect of a material amount of Taxes, (5) amend any material Tax Return, fail to timely file any material Tax Return or file any material Tax Return inconsistent with past practices, (6) enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement (other than an agreement or arrangement the primary purpose of which did not relate to Taxes), or (7) extend or waive the applicable statute of limitation with respect to any Taxes or any Tax Return (other than any extension obtained in the Ordinary Course of Business in connection with filing Tax Returns that does not require the consent of a Taxing Authority);

(x)    not (1) materially amend, voluntarily terminate (other than in accordance with its terms) or cancel any Business Material Contract or (2) enter into any Contract that if in effect on the date hereof would be a Business Material Contract, other than, in the case of clause (1) and clause (2), in each case, to the extent entered into in the Ordinary Course of Business, Business Material Contracts of the type set forth in Section 4.10(a)(i), Section 4.10(a)(iv), Section 4.10(a)(v), Section 4.10(a)(x), Section 4.10(a)(xii) or Section 4.10(a)(xvi);

(xi)    not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting the Business, in each case, other than settlements or compromises of any Action in the Ordinary Course of Business or where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $2,500,000 in the aggregate, in each case, which involve no finding or admission of any wrongdoing on the part of the Business or any Transferred Entity (or any of their respective Representatives) and include a complete and unconditional release by all plaintiffs and all related parties in favor of the Business and the Transferred Entities (and their respective Representatives, successors and assigns) from all Liabilities with respect to all claims at issue in such Action (it being agreed and understood that this clause (xi) shall not apply with respect to Tax matters, which shall be governed by Section 6.4(a)(ix));

(xii)    not (1) transfer any individual into or out of a Transferred Entity (other than in accordance with Section 7.1, or pursuant to the Transition Services Agreement, as provided by any CBA, or as otherwise mutually agreed upon in writing by Parent and Purchaser); (2) implement or announce any layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions affecting any group of Transferred Entity Employees that, in each case, would trigger notice obligations or liability under WARN; or (3) hire, engage terminate (without cause), furlough, or temporarily layoff any Transferred Entity Employee with annualized compensation at or above $200,000;

(xiii)    not (1) enter into any new CBA that would be required to be (and is not already) disclosed on Section 4.12(b) of the Parent Disclosure Schedule, (2) enter into any negotiations or changes with respect to, or make any amendments or modifications to, any existing CBAs outside the Ordinary Course of Business (for the avoidance of any doubt, other than with respect to the Kansas City Agreement); or (3) make any material changes with respect to, or make any material amendments or modifications to, any existing CBAs (for the avoidance of any doubt, other than with respect to the Kansas City Agreement or related to the negotiations of the National Agreement covering Transferred Entity Employees in Brazil);

(xiv)    not (1) sell, assign, transfer, lease, license, grant other rights under, abandon, permit to lapse, or otherwise dispose of, permit to be subject to any Lien (other than Permitted Liens), any material Intellectual Property, or (2) disclose any Trade Secrets to any Person, other than in the Ordinary Course of Business and pursuant to a written non-disclosure agreement with reasonable confidentiality provisions in favor of, and protecting all material rights of, the Business in and to such Trade Secrets; or

(xv)    not waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Transferred Entity Employee or independent contractor of the Business with annualized compensation at or above $200,000, other than solely as necessary to permit such Transferred Entity Employee or independent contractor of the Business to work for a Transferred Entity or the Business; or

(xvi)    not agree, whether or not in writing, to do any of the foregoing.

(b)    Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (x) as otherwise contemplated by this Agreement, (y) as required by Law or (z) as otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Subsidiaries not to, directly or indirectly, do any of the following:

(i)    acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement; or

(ii)    take any action that would reasonably be expected to cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied or prevent, materially delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement.

(c)    Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.

(d)    Parent covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as expressly required by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 6.4(d) of the Parent Disclosure Schedule, or (iv) as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or dissolve, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent, materially delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement.

Section 6.5    Consents.

(a)    Parent and Purchaser shall, and shall cause their respective Subsidiaries to, reasonably cooperate, and use their respective reasonable best efforts, to obtain any consents, waivers, or approvals required from, and to make any notifications to, any third parties in connection with the transactions contemplated by this Agreement, including under any Business Material Contracts and any Permits. The provisions of this Section 6.5 shall not apply to those matters specifically addressed in Section 6.3, which shall be governed exclusively by such Section.

(b)    Notwithstanding anything to the contrary contained herein, (i) none of Parent, Purchaser or any of their respective Affiliates shall have any obligation to make any payments or incur any Liability (other than de minimis amounts) to obtain any such consent, waiver or approval, or make any such notification, or to effect the transfers or arrangements contemplated by this Section 6.5, and the failure to receive any such consents or to effect any such transfers or arrangements shall not in and of itself be taken into account with respect to whether any condition to the Closing set forth in Article IX shall have been satisfied and (ii) Parent shall not enter into any Contract, amend any Contract in a manner that is adverse to Purchaser, or terminate any Contract, make any payment or grant any concession (or permit any Transferred Entity to make or take any of the foregoing actions), in each case, for the purpose of obtaining any such consent, waiver or approval, or making any such notification, without Purchaser’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 6.6    Public Announcements. No party to this Agreement nor any Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules (it being acknowledged that Parent will disclose this Agreement and the transactions contemplated hereby, as required under Item 1.01 of Form 8-K, and will file this Agreement with the SEC as an exhibit to its next Form 10-Q filing), or (b) to the extent the contents of such release or announcement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 6.6. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the Approved Form. For the avoidance of doubt, Parent and Purchaser acknowledge and agree that Purchaser may provide general information about the subject matter of this Agreement to its direct and indirect existing and prospective investors in connection with customary fund raising, marketing, informational or reporting activities. From and after the date hereof until the earlier of the termination of this Agreement and the Closing Date, Parent shall not, and shall cause its Affiliates to not, make any broad-based announcements or disclosures regarding the transactions contemplated hereby to any employees, customers, suppliers or other business relationships without Purchaser’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed); provided, that, for the avoidance of doubt, such prior written consent shall not be required to the extent that the contents of any such announcements or disclosures have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 6.6.

Section 6.7    Intercompany Accounts; Cash. At or prior to the Closing, (a) except for Contracts to provide the services that are to be provided in accordance with any Ancillary Agreement and any Intercompany Accounts set forth on Section 6.7 of the Parent Disclosure Schedule, which may be amended prior to the Closing upon the mutual agreement of the Parties, all intercompany accounts, between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated, it being understood that, from and after the Closing, Purchaser and the Transferred Entities shall have no obligation or Liability with respect to any such intercompany accounts, and (b) any and all Cash (other than Restricted Cash) of the Transferred Entities may be extracted from the Transferred Entities by the Sellers or other Affiliates of Parent (including, for the avoidance of doubt, through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations, and the settling of intercompany loans accounts), in the case of each of clause (a) and (b), in such a manner as Parent shall reasonably determine in its sole discretion; provided that, Parent shall cause all such intercompany account to be settled or otherwise eliminated in a manner such that immediately prior to the Closing, each Transferred Entity is solvent as determined in accordance with applicable local Law. Subject to Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, Parent shall be entitled to modify or amend the Intercompany Accounts set forth on Section 6.7 of the Parent Disclosure Schedule from time to time prior to the Closing. Except as provided by the Pre-Closing Restructuring (but without limiting the terms of Section 6.21),

Parent shall not, and shall cause its Subsidiaries not to, settle, amend, terminate or otherwise eliminate any intercompany account between or among the Transferred Entities without Purchaser’s prior written consent.

Section 6.8    Termination of Intercompany Arrangements. At or prior to the Closing, except for Contracts to provide the services that are to be provided in accordance with any Ancillary Agreement and any Intercompany Accounts set forth on Section 6.7 of the Parent Disclosure Schedule, which may be amended prior to the Closing upon the mutual agreement of the Parties, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Entity on the other hand, in each case, that are not otherwise covered under Section 6.7, shall be terminated without any party having any continuing obligations or Liability to the other, except for this Agreement and the Ancillary Agreements. Except as provided by the Pre-Closing Restructuring (but without limiting the terms of Section 6.21), Parent shall not, and shall cause its Subsidiaries not to, settle, amend, terminate or otherwise eliminate any arrangement, understanding or Contract, including any obligation to provide goods, services or other benefits, in each case, between or among the Transferred Entities without Purchaser’s prior written consent.

Section 6.9    Guarantees; Commitments.

(a)    From and after the Closing, Parent shall indemnify and hold harmless Purchaser and the Transferred Entities against any Liabilities that Purchaser or any of the Transferred Entities suffer, incur or are liable for by reason of or arising out of or in consequence of any Transferred Entity being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitment or other similar obligation relating to the Retained Businesses that is listed on Section 6.9(a) of the Parent Disclosure Schedule (collectively, the “Guarantees”).

(b)    Without limiting Section 6.9(a) in any respect, Parent shall use commercially reasonable efforts, at its sole expense, to cause itself or its Affiliates to be substituted in all respects for any Transferred Entity, and for such Transferred Entity to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause such Transferred Entity to be released in respect of), all obligations of the Transferred Entities under each Guarantee. For any Guarantees for which Parent or any of its Subsidiaries is not substituted in all respects for a Transferred Entity (or for which a Transferred Entity is not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Transferred Entities to be released in respect thereof), Parent shall continue to use commercially reasonable efforts and shall cause its Affiliates to use commercially reasonable efforts to effect such substitution or termination and release as soon as practicable after the Closing. Without limiting the foregoing, Parent shall not, nor shall it permit any of its Affiliates to, extend or renew any Contract containing or underlying a Guarantee unless, prior to or concurrently with such extension or renewal, Parent or any of its Subsidiaries are substituted in all respects for any Transferred Entity, and such Transferred Entity is released, in respect of all obligations of such Transferred Entity under such Guarantee.

Section 6.10    Insurance.

(a)    Except for the Insurance Policies set forth on Section 6.10(a) of the Parent Disclosure Schedule, from and after the Closing, the Transferred Entities shall cease to be insured by the Parent Group’s current and historical insurance policies or programs or by any of its current and historical self-insured programs, and none of the Transferred Entities, Purchaser or its other Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Transferred Entities or any Liability of the Transferred Entities or of or arising from the operation of the Business, in each case, with respect to any acts, facts, circumstances or omissions after the Closing. The members of the Parent Group may, to be effective at the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 6.10; provided, that Parent shall not, and shall cause the Parent Group not to, take any action that would cause the Transferred Entities to no longer be eligible for coverage under the Retained Policies in respect of Pre-Closing Occurrences. Subject to the rest of this Section 6.10, from and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Transferred Entities and the Business. The parties acknowledge that the Transferred Entities may be entitled to the benefit of coverage under the insurance policies of the Parent Group (the “Retained Policies”) with respect to acts, facts, circumstances or omissions occurring prior to Closing (“Pre-Closing Occurrences”). For any Pre-Closing Occurrences, from and after the Closing, Parent will direct such carriers to provide the Transferred Entities with access to the Retained Policies and shall reasonably cooperate with Purchaser and the Transferred Entities and take commercially reasonable actions as may be necessary or advisable to assist the Transferred Entities in submitting, and to provide support with respect to, such claims to which such policies are responsive. Parent hereby authorizes Purchaser to report any and all Pre-Closing Occurrences arising in connection with the Transferred Entities to the applicable insurance providers of the Parent Group to the extent permitted under the applicable Retained Policy, and where not permitted, Parent agrees, upon receipt of a written request by Purchaser, to use commercially reasonable efforts to make such report on Purchaser’s behalf. With respect to claims for Pre-Closing Occurrences made pursuant to this Section 6.10 (or pending as of the date of this Agreement), (i) if reported to the applicable insurance provider by Purchaser, Purchaser shall promptly notify Parent’s corporate insurance department of such claims, (ii) whether such Pre-Closing Occurrence was reported to the applicable insurance provider by Purchaser or Parent or any of their respective Affiliates, (A) Parent shall provide Purchaser with a copy of the applicable Retained Policy and Purchaser shall, and shall cause its Affiliates to, comply with the terms of the applicable Retained Policy and (B) each party shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage and pay such benefit, if any, to Purchaser.

(b)    Notwithstanding anything to the contrary in this Agreement, Parent shall, and shall cause its Representatives to, cooperate with Purchaser and its Representatives and use their respective reasonable best efforts to secure for the Business, effective as of the Closing Date, separate policies with substantially similar terms (including the same level of coverage and no less favorable deductibles) as the following policies (which policies will be retained by the Retained Businesses): (i) Premises Pollution Liability (US), dated July 18, 2019 to July 18, 2022, by Illinois Union Insurance Company, no. G28102689 002; (ii) Premises Pollution Liability (Canada), by Illinois Union Insurance Company, no. EIL334655 002; (iii) Excess Premises Pollution Liability,

by National Fire & Marine Insurance Company, no. 2-XSF-308339-01; and (iv) Vessel Pollution, by Great American Insurance Group, no. OMH350065705. The cost of the separate policies obtained pursuant to the foregoing sentence shall be borne 50% by Parent and 50% by Purchaser.

Section 6.11    Litigation Support. For a period of six (6) years following the Closing, in the event that any party hereto or any of its respective Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an Action brought against or by the other party hereto or any Affiliate of such party) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or loss in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Retained Businesses, the Business or the Transferred Entities (including, for the avoidance of doubt, any portion of the Retained Businesses that was historically part of a Transferred Entity), as applicable, Purchaser or Parent, as applicable, shall, and shall cause its respective Affiliates (and its and their officers and employees, and shall use its reasonable best efforts to cause its and their other Representatives) to, cooperate with Purchaser or Parent, as applicable, and its Affiliates and its and their counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense. Notwithstanding anything to the contrary in this Agreement, for a period of six (6) years following the Closing, (i) Parent hereby agrees to (to the extent applicable) move for substitution or take similar actions under applicable Law for Purchaser or one of its Affiliates to be substituted in any and all Actions primarily related to the Business for any member of the Parent Group, and for such member of the Parent Group to be released from any and all such Actions effective as of the Closing and (ii) Purchaser hereby agrees to, or to cause its Affiliates to, move for substitution or take similar actions under applicable Law for Parent or one or more of its Affiliates to be substituted in any and all Actions not primarily related to the Business for any Transferred Entities, and to move for the Transferred Entities to be released from any and all such Actions. For a period of six (6) years following the Closing, if any member of the Parent Group receives notice of any Action involving or related to the Business or any Transferred Entity, Parent shall promptly notify Purchaser and provide Purchaser with a copy of such notice.

Section 6.12    Transfer of Certain Assets Not Used in the Business. If, following the date of this Agreement and prior to the Closing, Parent or any of its Subsidiaries enter into a definitive agreement providing for the sale of the owned real property listed in Section 6.12 of the Parent Disclosure Schedule, and to the extent that (a) such definitive agreement is on terms substantially similar to the terms set forth in the letter of intent described in Section 6.12 of the Parent Disclosure Schedule and (b) such purchase and sale is consummated within six (6) months following the Closing Date, then Purchaser shall pay to the applicable member of the Parent Group the amount set forth in Section 6.12 of the Parent Disclosure Schedule.

Section 6.13    Misallocated Assets and Misdirected Payments.

(a)    If, following the Closing, any right, property or asset that prior to the Closing is part of the Retained Businesses is found to have been transferred to Purchaser, or transferred to or retained by the Transferred Entities or their Affiliates, either directly or indirectly, Purchaser shall use reasonable best efforts to transfer, or cause its applicable Affiliate (including the Transferred Entities) to transfer, such right, property or asset to a member of the Parent Group (as directed by Parent) as soon as practicable and, pending such transfer, to provide the full benefit of any such right, property or asset to the applicable member of the Parent Group. If, following the Closing, any right, property or asset that prior to the Closing is part of the Business is found to have been transferred to or retained by a member of the Parent Group, either directly or indirectly, Parent shall use reasonable best efforts to transfer, or cause the applicable member of the Parent Group to transfer, such right, property or asset to Purchaser or one of its Affiliates (as directed by Purchaser) as soon as practicable and, pending such transfer, to provide the full benefit of any such right, property or asset to Purchaser or its applicable Affiliate.

(b)    Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Parent Group (including any monies or checks sent by customers, suppliers or other contracting parties of the Business), Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses are paid to Purchaser, the Transferred Entities or their Affiliates (including any monies or checks sent by customers, suppliers or other contracting parties of the Retained Businesses), Purchaser shall, or cause its Affiliates (including the Transferred Entities) to, promptly remit by wire or draft such payment to an account designated in writing by Parent.

Section 6.14    Use of Marks; License

(a)    Parent hereby acknowledges and agrees that PQ Corporation exclusively owns all right, title, and interest in and to the PQ Names. To the extent Parent or any of its Affiliates own any right, title, or interest in any PQ Names, Parent, on behalf of itself and its Affiliates, hereby absolutely and irrevocably assigns, transfers and conveys to PQ Corporation all of Parent’s and its Affiliates’ right, title, and interest in and to the PQ Names, effective as of the Closing Date. Except as expressly provided in Section 6.14(b), no member of the Parent Group has or acquires, by virtue of the transactions contemplated by this Agreement, the right to use or any other rights under this Agreement in, any PQ Names.

(b)    The Parent Group may continue temporarily to use the PQ Names owned by the PQ Corporation following the Closing, and solely in a manner consistent in material respects with the continued operation of the Retained Businesses immediately prior to the Closing, to the extent used immediately prior to the Closing, so long as Parent shall, and shall cause each other member of the Parent Group to, (i) immediately after the Closing, cease to hold itself out as having any affiliation with the Transferred Entities or any of their Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the PQ Names by the Parent Group. In any event, as soon as practicable after the Closing Date (and in any event within twelve (12) months thereafter) Parent shall and shall cause each member of the Parent Group to, (i) cease and discontinue use of all PQ Names and (ii) complete the removal of the PQ Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets. Notwithstanding the foregoing, within sixty (60) days of Closing, Parent shall, and shall cause each other member of the Parent Group to, (x) cease to use any service Mark or logo that includes the PQ Names and (y) to change its name, trademark, service Mark or logo that includes the PQ Names, in each case, on any electronic medium or website.

(c)    Parent agrees that use of the PQ Names by the Parent Group pursuant to this Section 6.14 shall be, in material respects, at a level of quality equal to or greater than that used by the Parent Group in the operation of the Retained Businesses immediately prior to the Closing and such use shall comply with all applicable Laws in material respects. All goodwill associated with such use shall inure to the benefit of PQ Corporation. Parent shall not, and shall cause each member of the Parent Group not to: (i) request anyone to engage in any act or omission that tarnishes, degrades, disparages or reflects adversely on any PQ Name, (ii) register or file applications to register in any jurisdiction any Mark that consists of, incorporates, is confusingly similar to any PQ Name, or (iii) contest the ownership or validity of any PQ Name. Without limitation to any other remedies, if Parent or any other member of the Parent Group fails to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of any Transferred Entity or Purchaser or any of its Affiliates in relation to the use of the PQ Names, any Transferred Entity or Purchaser may immediately terminate the rights provided to the Parent Group under this Section 6.14 and each Transferred Entity and Purchaser shall be entitled to seek a temporary, preliminary or permanent injunction or other equitable relief in accordance with Section 11.11.

(d)    Except as governed by the Contract Manufacturing Agreement or the Anti-Block Supply Agreement, with respect to any Patent or Trade Secret held as of Closing by the Parent Group that has been used in the Business prior to the Closing but not primarily used in the Business (if any), Parent hereby grants to Purchaser as of the Closing, and shall cause its Representatives to grant to Purchaser as of the Closing, a non-transferable (other than in connection with any sale, financing or reorganization involving the Business), non-exclusive, royalty-free, sub-licensable (through multiple tiers), fully paid-up, perpetual, irrevocable and worldwide license under such Intellectual Property for use or exploitation (including the rights to make, have made, use, sell, have sold, offer for sale, import or export products and services) by Purchaser and its Representatives solely with respect to the products identified in subsections (a), (b) and (c) in the definition of the Business, but not for use by Purchaser or its Representatives in the end uses set forth in subsections (a), (b) and (c) of the definition of the Catalyst Business. In the event that Purchaser grants a sublicense pursuant hereto, Purchaser shall provide prompt written notice to Parent of the grant of such a sublicense regarding the identity of the recipient and, to the extent not confidential, the material terms thereof regarding uses.

(e)    With respect to any Patent or Trade Secret held as of Closing by any Transferred Entities that has been used in the Catalyst Businesses prior to the Closing but not primarily used in the Catalyst Business (if any), Purchaser hereby grants to Parent as of the Closing, and shall cause its Representatives to grant to Parent as of the Closing, a non-transferable (other than in connection with any sale, financing or reorganization involving the Catalyst Business), non-exclusive, royalty-free, sub-licensable (through multiple tiers), fully paid-up, perpetual, irrevocable and worldwide license under such Intellectual Property for use or exploitation (including the rights to make, have made, use, sell, have sold, offer for sale, import or export products and services) by Parent and its Representatives solely with respect to the products identified in subsections (a), (b) and (c) in the definition of the Catalyst Business, but not for use by Parent or its Representatives in the end uses set forth in subsections (a), (b) and (c) of the definition of the Business. In the event that Parent grants a sublicense pursuant hereto, Parent shall provide prompt written notice to Purchaser of the grant of such a sublicense regarding the identity of the recipient and, to the extent not confidential, the material terms thereof regarding uses.

Section 6.15    Non-Solicitation; Non-Compete.

(a)    As an inducement for Purchaser to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Parent shall not, and shall cause each other member of the Parent Group not to, at any time prior to twenty-four (24) months from the Closing Date, directly or indirectly, solicit, induce or attempt to solicit or induce the employment or services (whether as an employee, consultant, independent contractor or otherwise) of, or hire, engage or attempt to hire or engage in any capacity (whether as an employee, consultant, independent contractor or otherwise), in each case, any Transferred Business Employee or independent contractor of the Transferred Entities as of Closing or any Person who has been an employee or an independent contractor of the Transferred Entities or the Business within the twelve (12) month period immediately preceding the Closing Date, or seek to persuade any Transferred Business Employee or any such independent contractor to discontinue or adversely alter his or her employment or engagement, in each case without Purchaser’s prior written consent, unless such Person’s employment or engagement has been terminated by Purchaser or any of its Affiliates subsequent to the Closing without cause and who has not been employed or engaged by any Transferred Entity for a period of at least six (6) months prior to the date of such hire, without Purchaser’s prior written consent. For purposes of this Section 6.15(a), the terms “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise which are not targeted at such persons.

(b)    As an inducement for Parent to enter into this Agreement and to consummate the transactions contemplated by this Agreement, Purchaser and its Subsidiaries shall not, at any time prior to twenty-four (24) months from the Closing Date, directly or indirectly, (i) solicit, induce or attempt to solicit or induce the employment or services (whether as an employee, consultant, independent contractor or otherwise) of any Parent Group employee or independent contractor of any member of the Parent Group as of Closing or any Person who has been an employee or an independent contractor of any member of the Parent Group within the twelve (12) month period immediately preceding the Closing Date, or seek to persuade any Parent Group employee or any such independent contractor to discontinue or adversely alter his or her employment or engagement, in each case without Parent’s prior written consent, or (ii) hire, engage or attempt to hire or engage in any capacity (whether as an employee, consultant, independent contractor or otherwise) any Person listed on Section 6.15(b) of the Parent Disclosure Schedule, unless such Person’s employment or engagement has been terminated by Parent or any of its Affiliates subsequent to the Closing without cause and who has not been employed or engaged by any member of the Parent Group for a period of at least six (6) months prior to the date of such hire, without Parent’s prior written consent. For purposes of this Section 6.15(b), the terms “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise which are not targeted at such persons.

(c)    As an inducement for Purchaser to enter into this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, for a period of three (3) years from the Closing Date, without the prior written consent of Purchaser, Parent shall not, and shall cause each other member of the Parent Group not to, and Parent shall not permit, cause or encourage any of its respective Representatives to, and shall cause each other member of the Parent Group not to permit, cause or encourage any of its respective Representatives to, engage in the Business (such business, a “Competing Business”); provided that nothing in this Agreement shall restrict the members of the Parent Group at any time from:

(i)    owning ten percent (10%) or less of the outstanding voting stock or other voting securities of any Person that is engaged in a Competing Business, provided that (A) the Parent Group does not have the right to appoint any member of the Board of Directors or similar governing body of such Competing Business, (B) the Parent Group does not control, and is not a member of a group that controls, such Competing Business, and (C) the Parent Group does not have information rights with respect to the Competing Business that are not available to all holders of such securities or stock;

(ii)    acquiring and, after such acquisition, owning any interest in a Person that is engaged in a Competing Business and operating such Competing Business if such Competing Business generated less than twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person (provided, that no Sensitive Business Information of Purchaser, either Purchaser Sponsor or any of their respective Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Business);

(iii)    acquiring and, after such acquisition, owning any interest in a Person that is engaged in a Competing Business and operating such Competing Business if (A) such Competing Business generated twenty percent (20%) or more of such Person’s consolidated annual revenues in the last completed fiscal year of such Person (provided, that no Sensitive Business Information of Purchaser, either Purchaser Sponsor or any of their respective Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Business) and (B) the applicable member of the Parent Group, within twelve (12) months after the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of a sufficient portion of the Competing Business of such Person such that the restrictions set forth in this Section 6.15(a) would not have operated to prevent such ownership assuming the completion of such divestiture had occurred prior to such acquisition, and thereafter uses commercially reasonable efforts to complete such divestiture as soon as reasonably practicable;

(iv)    complying with its obligations under this Agreement or any of the Ancillary Agreements; or

(v)    owning, operating and engaging in the Retained Businesses as conducted as of the date hereof and as of the Closing Date, including the Catalyst Business.

(d)    Notwithstanding the foregoing, this Section 6.15 (i) shall not restrain or prohibit the consummation of any transaction or series of related transactions that results in a change of control of Parent or a majority of the assets of the Parent Group, so long as (A) such acquirer of Parent or a majority of the assets of the Parent Group is either (x) not engaged in a Competing Business or (y) if such acquirer is engaged in a Competing Business, such Competing Business generated less than twenty percent (20%) of such acquirer’s consolidated annual revenues in the last completed fiscal year of such Person, calculated on a pro forma basis to include such acquirer’s annual revenues for such year and the Parent Group’s annual revenues for such year (provided, that no Sensitive Business Information of Purchaser, either Purchaser Sponsor or any of their respective Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Business), or (B) if such acquirer of Parent or a majority of the assets of the Parent Group is engaged in a Competing Business and such Competing Business generated greater than twenty percent (20%) of such acquirer’s consolidated annual revenues in the last completed fiscal year of such Person, calculated on a pro forma basis to include such acquirer’s annual revenues for such year and the Parent Group’s annual revenues for such year (provided, that no Sensitive Business Information of Purchaser, either Purchaser Sponsor or any of their respective Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Business), within twelve (12) months after acquiring Parent or a majority of the assets of the Parent Group, such acquirer enters into a definitive agreement to cause the divestiture the Competing Business; and (ii) shall not restrain or prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Parent, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its direct or indirect Subsidiaries controls.

(e)    As an inducement for Parent to enter into this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, for a period of three (3) years from the Closing Date, without the prior written consent of Parent, Purchaser shall not, and shall cause each of its Affiliates not to, and Purchaser shall not permit, cause or encourage any of its respective Representatives to, and shall cause each of its Affiliates not to permit, cause or encourage any of its respective Representatives to, engage in the Catalyst Business (such business, a “Competing Catalyst Business”); provided that, nothing in this Agreement shall restrict Purchaser or its Affiliates from:

(i)    owning ten percent (10%) or less of the outstanding voting stock or other voting securities of any Person that is engaged in a Competing Catalyst Business, provided that (A) Purchaser and its Affiliates do not have the right to appoint any member of the Board of Directors or similar governing body of such Competing Catalyst Business, (B) Purchaser and its Affiliates do not control, and are not a member of a group that controls, such Competing Catalyst Business, and (C) Purchaser and its Affiliates do not have information rights with respect to the Competing Catalyst Business that are not available to all holders of such securities or stock;

(ii)    acquiring and, after such acquisition, owning any interest in a Person that is engaged in a Competing Catalyst Business and operating such Competing Catalyst Business if such Competing Catalyst Business generated less than twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person (provided, that no Sensitive Business Information of the Parent Group or its Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Catalyst Business);

(iii)    acquiring and, after such acquisition, owning any interest in a Person that is engaged in a Competing Catalyst Business and operating such Competing Catalyst Business if (A) such Competing Catalyst Business generated twenty percent (20%) or more of such Person’s consolidated annual revenues in the last completed fiscal year of such Person (provided, that no Sensitive Business Information of the Parent Group or its Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Catalyst Business) and (B) Purchaser or its applicable Affiliate, within twelve (12) months after the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of a sufficient portion of the Competing Catalyst Business of such Person such that the restrictions set forth in this Section 6.15(e) would not have operated to prevent such ownership assuming the completion of such divestiture had occurred prior to such acquisition, and thereafter uses commercially reasonable efforts to complete such divestiture as soon as reasonably practicable;

(iv)    complying with its obligations under this Agreement or any of the Ancillary Agreements; or

(v)    owning, operating and engaging in the Business as conducted as of the date hereof and as of the Closing Date.

(f)    Notwithstanding the foregoing, this Section 6.15 (i) shall not restrain or prohibit the consummation of any transaction or series of related transactions that results in a change of control of Purchaser or any of its Affiliates or a majority of the assets of Purchaser or any of its Affiliates, so long as (A) such acquirer of Purchaser or any of its Affiliates or a majority of the assets of Purchaser or any of its Affiliates is either (x) not engaged in a Competing Catalyst Business or (y) if such acquirer is engaged in a Competing Catalyst Business, such Competing Catalyst Business generated less than twenty percent (20%) of such acquirer’s consolidated annual revenues in the last completed fiscal year of such Person, calculated on a pro forma basis to include such acquirer’s annual revenues for such year and the acquired business’s annual revenues for such year (provided, that no Sensitive Business Information of the Parent Group or its Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Catalyst Business), or (B) if such acquirer of Purchaser or any of its Affiliates or a majority of the assets of Purchaser or any of its Affiliates is engaged in a Competing Catalyst Business and such Competing Catalyst Business generated greater than twenty percent (20%) of such acquirer’s consolidated annual revenues in the last completed fiscal year of such Person, calculated on a pro forma basis to include such acquirer’s annual revenues for such year and the acquired business’s annual revenues for such year (provided, that no Sensitive Business Information of Parent Group or its Representatives shall be disclosed to employees that are engaged on a day-to-day basis in such Competing Catalyst Business), within twelve (12) months after acquiring Purchaser or any of its Affiliates or a majority of the assets of Purchaser or any of its Affiliates, such acquirer enters into a definitive agreement to cause the divestiture the Competing Catalyst Business; and (ii) shall not restrain or prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Purchaser, including any joint ventures, partnerships or co-investment vehicles that neither Purchaser nor any of its direct or indirect Subsidiaries controls.

(g)    If, at the time of enforcement of this Section 6.15 a court of competent jurisdiction holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court of competent jurisdiction shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by Law. The parties agree that they would suffer irreparable harm from a breach of this Section 6.15 by the other party or its Representatives and that money damages would not be an adequate remedy for any such breach of this Agreement. Therefore, in the event of a breach or threatened breach of this Agreement, the parties and their successors or assigns, in addition to other rights and remedies existing in their favor, shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of a breach or violation by the parties or their Representatives of this Section 6.15, the applicable period of restriction pertaining to such breach or violation shall be automatically extended by the amount of time between the initial occurrence of the breach or violation and when such breach or violation has been duly cured. Each party (on behalf of itself and its Representatives) acknowledges that the restrictions contained in this Section 6.15 are reasonable and that it has reviewed the provisions of this Agreement with its legal counsel.

(h)    Each party acknowledges (on behalf of itself and its Representatives) that (i) the enforcement of any covenants set forth in this Section 6.15 against the other party or its Representatives would not impose any undue burden upon such Party or its Representatives and (ii) none of the covenants set forth in this Section 6.15 are unreasonable as to duration or scope. Notwithstanding anything to the contrary set forth in Section 6.15, neither Parent nor Purchaser shall be restricted from researching, developing, producing, marketing, distributing and selling CCS adsorbents.

Section 6.16    Financing.

(a)    Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to obtain funds sufficient (when taken together the unrestricted cash and cash equivalents of the Transferred Entities) to fund the Financing Purposes, in each case, on or prior to the Closing Date, including, without limitation (i) maintaining in effect the Commitment Letters and any Definitive Debt Financing Agreements and complying with its obligations thereunder, (ii) satisfying on a timely basis, and in a manner that will not impede the ability of the parties hereto to consummate the Sale promptly upon the Closing Date, all conditions to the funding of the Financing set forth in the Commitment Letters and the Definitive Debt Financing Agreements that are within its control or the control of any Affiliate of the Purchaser, (iii) using reasonable best efforts to negotiate and enter into at or prior to the Closing definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”), and (iv) consummate the Debt Financing at or prior to the Closing. In the event that all conditions contained in any Commitment Letter or the Definitive Debt Financing Agreements (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, then Purchaser shall take all such actions as are necessary or advisable to obtain the Debt Financing and shall consummate the Debt Financing and pay related fees and expenses at or prior to the Closing. Purchaser shall, upon Parent’s reasonable request, keep Parent informed in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letters and any other financing (including any Alternative Financing) and shall give Parent prompt notice of (v) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the conditionality, amount, timing, availability or enforceability of the Financing contemplated by the Commitment Letters or that could reasonably be expected to delay or impede the Closing, (w) any breach by Purchaser or, to the Knowledge of Purchaser, any other party to the Commitment Letters or Definitive Debt Financing Agreements of which Purchaser has become aware, (x) the expiration or termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter, (y) any written, electronic (including email) or other notice or communication by any Debt Financing Source, Purchaser or any of their respective Affiliates and Representatives with respect to (A) any actual, potential or threatened breach, default (or allegation thereof), repudiation by any party to any Commitment Letter or any Definitive Debt Financing Agreement, (B) any refusal to provide, or stated intent that it will not provide, by any Debt Financing Source the full amount of the Debt Financing or any portion thereof contemplated by the Debt Commitment Letter for any reason, including the failure of any condition to the Debt Financing to be satisfied, (C) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement (other than ordinary course negotiations) and (D) the failure of any condition to the Debt Financing to be satisfied or waived in accordance with the terms and conditions set forth therein or (z) Purchaser’s good faith belief, for any reason, that it will no longer be able to obtain all or any portion of any Financing contemplated by the Commitment Letters on the terms and conditions described therein, in each case, to the extent such breach, termination, default or repudiation would delay or impair the Closing or make the Closing reasonably less likely to occur.

(b)    Prior to the Closing, Purchaser shall not, and shall cause its Affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letters or Definitive Debt Financing Agreements without Parent’s prior written consent; provided that Purchaser may, without Parent’s prior written consent: (i) enter into any amendment, replacement, supplement, termination or other modification to or waiver of any provision of the Debt Commitment Letter or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Debt Financing contemplated by the Debt Commitment Letter (including by increasing the amount of fees to be paid or original issue discount beyond what is contemplated by the “flex” provisions of the fee letter related to the Debt Commitment Letter) to an amount that is not sufficient for the Financing Purposes unless such amount is replaced by any Alternative Financing, (B) adversely affect the ability of Purchaser to enforce its rights against any other party to the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof, (C) prevent, materially delay or impede the consummation of the Sale, the Debt Financing on the Closing Date or the other transactions contemplated by this Agreement or delay the Closing, or (D) impose any new or additional conditions, or otherwise expands any of the conditions, to the availability and funding of Debt Financing as contemplated by the Debt Commitment Letter, and (ii) amend, replace, supplement or otherwise modify the Debt Commitment Letter solely to add lenders, lead arrangers, book runners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, with any other amendment, replacement, supplement or modification related thereto subject to provisions of the foregoing clauses (A) through (D). Upon any such amendment, replacement, supplement, modification or waiver, the terms “Debt Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Debt Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Purchaser shall promptly deliver to Parent copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter and/or any such waiver of a provision of the Debt Commitment Letter.

(c)    If all or any portion of the Debt Financing becomes unavailable, or the Debt Commitment Letter or any of the Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Purchaser shall (i) use reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient (when taken together the unrestricted cash and cash equivalents of the Transferred Entities and any remaining portion of the Debt Financing available) to fund the Financing Purposes upon terms and conditions not materially less favorable, taken as a whole, to Purchaser than those in the Debt Commitment Letter (including, for the avoidance of doubt, any related “flex” provisions), and (ii) promptly notify Parent of such unavailability and the reason therefor. In the event any alternative financing is obtained in accordance with this Section 6.16(c) (“Alternative Financing”), references in this Agreement to the “Debt Financing” shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter” and the “Definitive Debt Financing Agreements” shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 6.16 shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Debt Financing.

(d)    Parent Cooperation.

(i)    Parent shall, and shall cause the Transferred Entities to, use reasonable best efforts to, and shall use reasonable best efforts to cause their respective Representatives to, provide, in each case, at the sole cost and expense of Purchaser, such cooperation as is reasonably requested by Purchaser in connection with the Debt Financing and the syndication and marketing thereof, including reasonable best efforts with respect to (A) upon reasonable prior written notice and at reasonable times, participation by senior management and directors of the Transferred Entities that will remain with the Transferred Entities after the Closing (“Continuing Management”) in a reasonable number of meetings (in each case, which may be held virtually), lender presentations, rating agency presentations and lender due diligence presentations, in each case at times and locations to be mutually agreed and to include direct contact between senior members of Continuing Management and the Debt Financing Sources, in each case to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter; (B) providing reasonable assistance to Purchaser and its Debt Financing Sources in the preparation of customary bank information memoranda, lender presentations and rating agency presentations in connection with the Debt Financing (the “Marketing Material”); provided, that no such Marketing Material shall be issued by, or include material financial information or any material non-public information (as reasonably determined by Parent)

with respect to, Parent or its Subsidiaries that are not Transferred Entities, (C) providing reasonable assistance in the preparations of, and subject to the limitations set forth in clause (d)(ii) below, execution and delivery of, definitive financing documents, including any guarantee, pledge and security documents contemplated by the Debt Financing, and any certificates and schedules related thereto and other customary definitive documents relating to the Debt Financing, any certificates and schedules related thereto, and otherwise reasonably assist in facilitating the pledging of collateral contemplated by the Debt Financing (including a certificate of an appropriate officer of the Transferred Entities that is Continuing Management with respect to solvency of the Transferred Entities on a consolidated basis in the form attached to the Debt Commitment Letter), as may be reasonably requested by Purchaser (it being understood that no such documents or pledging of collateral will be effective until at or after the Closing), (D) to the extent requested by the Purchaser on behalf of any Debt Financing Sources no later than ten (10) Business Days prior to the Closing Date, furnishing such documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and the regulations regarding beneficial ownership, in each case, at least four (4) Business Days prior to the Closing Date and solely to the extent such documentation and information apply after giving effect to the Closing and does require any information regarding Parent, its Subsidiaries and their respective Affiliates, officers, directors or investors other than the Transferred Entities and Continuing Management, (E) providing Purchaser and the Debt Financing Sources with the Required Financial Information, the financial information required by Section 6.1(f) (to the extent required thereby) and any other pertinent information and disclosures relating to the Business (including its operations, financial projections and prospects) as may be reasonably requested by Purchaser to the extent customary to assist in preparation of customary lender presentations and confidential information memorandum (and any supplements thereto), it being understood that Purchaser shall be responsible for the preparation of any pro forma financial statements and marketing materials for the Debt Financing and provide customary representations that the public side versions of such documents do not include material non-public information about Parent or its securities, (F) having Continuing Management provide customary authorization and representation letters in connection with the information contained in any confidential information memorandum or other disclosure or marketing materials related to the Debt Financing, (G) assisting Purchaser in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter, (H) requesting that the independent auditors of the Transferred Entities attend (which may be virtual) a reasonable number of accounting due diligence sessions to the extent reasonably required by the Debt Financing Sources, (I) assisting the Debt Financing Sources in benefitting from existing lending relationships of the Transferred Entities to the extent the same does not adversely impact (in the good faith judgment of Parent) any financing or relationships of Parent and its Affiliates, (J) causing Continuing Management to take all corporate action necessary, to consummate the Debt Financing and (J) providing reasonable assistance to facilitate at (but not prior to) the Closing the release of liens on assets of the Business (other than Permitted Liens)(including reasonable best efforts to provide draft Payoff Letters and/or drafts of other lien release documents at least three Business Days prior to Closing. Parent hereby consents to the use of the logos of the

Transferred Entities (but not of Parent and/or any of its other Subsidiaries) in connection with any such debt financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Parent and/or its Subsidiaries or their reputation or goodwill and if any such logos are common logos that are also used by Parent or any of its Subsidiaries that are not Transferred Entities, the written consent of Parent shall be required prior such use.

(ii)    Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.16: (A) that would require Parent, the Transferred Entities or any of their Affiliates or any other Persons who are directors or officers of such entities (other than Continuing Management) to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (B) that would require Parent of any of its Affiliates (other than a Transferred Entity) or any other Persons (other than Continuing Management) to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, opinion, document, instrument or agreement, (C) that would require any Transferred Entity or any other Person to execute or deliver any certificate, resolution, document, instrument or agreement, or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing (other than any authorization letter, representation letter, rating agency letter or similar agreements to be executed pursuant to clauses (d)(i)(E) or (d)(i)(F) above) and no obligations of any Transferred Entity under any certificate, resolution, document, instrument or agreement delivered pursuant to this Section 6.16 shall be required to be effective prior to the Closing other than any authorization letter, representation letter, rating agency letter or similar agreements to be executed pursuant to clauses (d)(i)(E) or (d)(i)(F) above), (D) that in the reasonable judgment of Parent could cause any condition to the Closing set forth in Section 9.1 or Section 9.2 to not be satisfied or otherwise cause any material breach of this Agreement, (E) that would require Parent or any of its Affiliates (other than the Transferred Entities after giving effect to Closing) to pay any commitment or other similar fee or incur any other expense, Liability or obligation in connection with the Debt Financing, (F) that could cause any stockholder of Parent or any of its Affiliates (other than Continuing Management or the Transferred Entities after giving effect to the Closing) to incur any personal liability, (G) that could reasonably be expected to conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under any of applicable Law or Contracts existing on the date hereof, (H) that provides access to or discloses information that Parent or any of its Affiliates determines in good faith could reasonably be expected to jeopardize any attorney-client privilege of, or conflict with any confidentiality obligations binding on, Parent or any of its Affiliates, (I) to prepare or deliver (1) any financial statements or information that are not available to it or prepared in the ordinary course of its financial reporting practice or (2) any projections or pro forma financial statements; provided that this clause (I) shall not limit the requirement of Parent or its Affiliates to provide the Required Financial Information, to provide or assist with the financial information required by Section 6.1(f) or (J) that would, in the reasonable opinion of Parent, materially interfere with the ongoing operations of the Parent or its Affiliates’ businesses (including the Business) or would require an action that is not within the control of Parent or its Subsidiaries using reasonable best efforts or (K) that would cause significant competitive harm to Parent or its Subsidiaries if the transactions contemplated by this Agreement are not consummated. All non-public or other confidential information provided by Parent or any of its Representatives pursuant to this Section 6.16 shall be kept confidential in accordance with the Confidentiality Agreement; provided that, they may be disclosed to the Debt Financing Sources pursuant to confidentiality agreements consistent with the Confidentiality Agreement. Nothing contained in this Section 6.16 or otherwise shall require Parent or any of its Affiliates (other than, following the Closing, any Transferred Entity) to encumber any of its assets or be an issuer or other obligor with respect to the Debt Financing or require any Transferred Entity to be an issuer or other obligor with respect to the Debt Financing prior to the Closing. Purchaser shall, promptly upon request by Parent, reimburse Parent and its Affiliates for all fees, costs and expenses and Liabilities incurred by any of them or their respective Representatives in connection with fulfilling their respective obligations pursuant to this Section 6.16 (including reasonable and documented attorneys’ fees). Notwithstanding anything herein to the contrary, (i) the obligations of Parent and its Affiliates (and of their respective Representatives) to comply with the provisions set forth in this Section 6.16(d) shall be deemed satisfied for purposes of the condition to the Closing set forth in Section 9.2(b) unless the Debt Financing has not been obtained as a result of Parent’s or any of its Affiliate’s (or any of their respective Representative’s) breach of its obligations under this Section 6.16(d) and (ii) the parties hereto acknowledge and agree that the provisions contained in this Section 6.16(d) represent the sole obligations of Parent and any of its Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser or any of its Affiliates with respect to the transactions contemplated by this Agreement or any Ancillary Agreement, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Ancillary Agreements shall be deemed to expand or modify such obligations. Purchaser shall indemnify, defend and hold harmless Parent, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the Financing or any other financing by Purchaser or any of its Affiliates (including the arrangement thereof) and any information used in connection therewith and other than to the extent resulting solely from bad faith, gross negligence or willful misconduct, in each case, by Parent or any of its Affiliates. The reimbursement and indemnification obligations of Purchaser set forth in this Section 6.16(d) are referred to, collectively, as the “Reimbursement Obligations.”

Section 6.17    Resignations. Parent shall deliver to Purchaser on the Closing Date any resignations (effective as of the Closing) of the directors, managers, and officers of the Transferred Entities that are requested by Purchaser in writing no less than ten (10) Business Days prior to the Closing Date.

Section 6.18    Release.

(a)    Effective as of the Closing, Purchaser, on behalf of itself and each of its Affiliates (including the Transferred Entities), or any Person claiming by, through or for the benefit of any of them, and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Parent and its past, present or future Representatives (other than the Transferred Entities) and each of their respective heirs, executors, administrators, successors and assigns, in each case, solely in their capacities as direct or indirect equityholders of the Transferred Entities (such released Persons, the “Parent Releasees”) to the fullest extent permitted under applicable Law, in each case from all demands, Actions, causes of action, suits, accounts, covenants, Contracts, losses and Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by the Parent Releasees (including the Transferred Entities) occurring or failing to occur, in each case, at or prior to the Closing, other than in each case, to the extent related to Fraud. Purchaser shall not make, and Purchaser shall not permit any of its Affiliates to make, and Purchaser covenants never to, and to cause its Affiliates not to, assert or voluntarily assist any Person in any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Parent Releasees with respect to any Liabilities released pursuant to this Section 6.18(a).

(b)    Effective as of the Closing, Parent, on behalf of itself and each of its Affiliates (excluding the Transferred Entities), or any Person claiming by, through or for the benefit of any of them, and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser and its past, present or future Representatives (including the Transferred Entities and each of their respective heirs, executors, administrators, successors and assigns, such released Persons, the “Transferred Releasees”), in each case from all demands, Actions, causes of action, suits, accounts, covenants, Contracts, losses and Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to events, circumstances or actions taken by the Transferred Releasees occurring or failing to occur, in each case, at or prior to the Closing. Parent shall not make, and Parent shall not permit any of its Affiliates to make, and Parent covenants never to, and to cause its Affiliates not to, assert or voluntarily assist any Person in any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of the Transferred Releasees with respect to any Liabilities released pursuant to this Section 6.18(b).

(c)    Notwithstanding the foregoing, Section 6.18(a) shall not constitute a release from, waiver of, or otherwise affect any rights, claims or Actions of Purchaser or its Representatives with respect to Fraud or otherwise under this Agreement or any Ancillary Agreement or any Liability or Contract expressly contemplated by this Agreement or any Ancillary Agreement or any other agreement to be in effect between any Seller and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof.

Section 6.19    Pre-Closing Restructuring.

(a)    Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that (i) nothing in this Agreement shall prohibit or restrict the transfer (by distribution or otherwise) of any cash or cash equivalents prior to the Closing, and (ii) prior to the Closing, Parent and its Subsidiaries shall take all necessary actions and steps to effectuate (A) the transactions set forth in Exhibit A hereto and (B) consistent with Section 6.19(b), the transfer of assets and liabilities relating to the Retained Businesses from the Transferred Entities to a member of the Parent Group and the transfer of assets and liabilities relating to the Business from the Parent Group to the Transferred Entities (collectively, the actions and steps set forth in clause (ii), the “Pre-Closing Restructuring”). Parent shall not be entitled to modify or amend the actions and steps that comprise the Pre-Closing Restructuring in any manner that would (i) reasonably be expected to result in any non-de minimis unreimbursed cost for or non-de minimis adverse effect on Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) or (ii) require the Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) to take or refrain from taking any additional non-de minimis actions after the Closing to the extent such actions would not already have been expressly required by this Agreement but for such amendment or modification (including pursuant to Section 8.8), in each case, without Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Parent shall not choose a jurisdiction of formation for any entity, or select a corporate form for a transaction not designated in Exhibit A as of the date hereof without the prior written consent of Purchaser, not to be unreasonably withheld, conditioned or delayed.

(b)    Subject to Section 6.11, Section 6.12, Section 6.14, Section 6.22, Section 7.1, Section 7.6 and Article VIII of the Agreement, in connection with the transaction steps outlined in Exhibit A: (i) prior to the Closing Date, (A) Parent shall, and shall cause each other member of the Parent Group to, assign and transfer to the Transferred Entities (1) all of the rights, properties and assets held by any member of the Parent Group that are exclusively or primarily related to the Business and (2) all of the Business Liabilities held by any member of the Parent Group, and (B) Parent shall cause the applicable Transferred Entities to accept such rights, properties and assets and assume and be responsible for the observance, performance and payment of such Business Liabilities; and (ii) prior to the Closing Date, (A) Parent shall cause each Transferred Entity to assign and transfer to the Parent Group (1) all of the rights, properties and assets held by any Transferred Entity that are not exclusively or primarily related to the Business and (2) all of the Retained Liabilities held by any Transferred Entity, and (B) Parent shall, or shall cause the applicable member of the Parent Group to, accept such rights, properties and assets and assume and be responsible for the observance, performance and payment of such Retained Liabilities. The parties agree that such assignment, assumption and transfer of assets and Liabilities shall be made pursuant to instruments of assignment, assumption and transfer in Approved Form.

Section 6.20    Release of Liens. Parent shall take such actions as may be reasonably necessary to facilitate the release of all Liens listed on Section 6.20 of the Parent Disclosure Schedule.

Section 6.21    Liabilities.

(a)    Except to the extent such Liabilities were included in the calculation of the Final Purchase Price (to the extent included in Working Capital, the Closing Indebtedness Amount, or the Closing Transaction Expenses Amount), from and after the Closing, Parent shall retain or assume, as applicable all Liabilities (other than Business Liabilities) of any kind to the extent resulting from, arising out of or relating to (i) the Pre-Closing Restructuring (excluding, however, any such Liabilities relating to Taxes or Tax Returns resulting from the Pre-Closing Restructuring which are covered exclusively by Section 8.2), (ii) the Retained Businesses, including those set forth on Section 6.21(a) of the Parent Disclosure Schedule (excluding, however, any such Liabilities (other than those set forth on Section 6.21(a) of the Parent Disclosure Schedule) relating to Taxes or Tax Returns which are governed exclusively by Section 8.2), and (iii) the settlement, elimination or termination of any intercompany accounts or intercompany arrangements between any member of the Parent Group, on the one hand, and any Transferred Entity, as contemplated by Section 6.7 or Section 6.8 (collectively, the “Retained Liabilities”). At the Closing (or after the Closing, if discovered after the Closing), Parent shall assume the Retained Liabilities from the Transferred Entities, and Parent shall discharge and perform when due, and Purchaser and its Affiliates (including the Transferred Entities) and its and their respective Representatives (collectively, the “Purchaser Indemnitees”) shall not assume or have any responsibility for, any or all of the Retained Liabilities, and Parent shall execute and deliver at Closing (or after the Closing, if discovered after the Closing) an instrument of assumption for such purpose in respect of the Retained Liabilities in Approved Form. From and after the Closing, Parent shall indemnify and hold harmless the Purchaser Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Purchaser Indemnitee as a result of, arising out of or relating to the Retained Liabilities, net of any Tax Benefits and any proceeds actually recovered by the Purchaser Indemnitees under the R&W Insurance Policy with respect to such Losses.

(b)    From and after the Closing, Purchaser shall retain or assume, as applicable, all Liabilities (other than Retained Liabilities) of any kind, to the extent exclusively related to the Business (collectively, the “Business Liabilities”). At the Closing (or after the Closing, if discovered after the Closing), Purchaser shall assume the Business Liabilities from Parent, and Purchaser shall cause the Transferred Entities to discharge and perform when due, and Seller and its Affiliates and its and their respective Representatives (collectively, the “Parent Indemnitees”) shall not assume or have any responsibility for, any or all of the Business Liabilities, and Purchaser shall execute and deliver at Closing (or after the Closing, if discovered after the Closing) an instrument of assumption for such purpose in respect of the Business Liabilities in Approved Form. From and after the Closing, Purchaser shall indemnify and hold harmless the Parent Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Parent Indemnitee as a result of, arising out of or relating to the Business Liabilities, net of any Tax Benefits.

Section 6.22    Shared Contracts. From and after the date hereof, each of Parent and Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause the third-party counterparty to each Shared Contract and each Shared Parent Contract to put in place an arrangement or arrangements, on terms substantially similar to those contained in such Shared Contract or Shared Parent Contract, as applicable, (a) so that Parent or its Affiliates will, following the Closing, be entitled to the rights and benefits, and responsible for the obligations and Liabilities, in each case to the extent related to the Retained Business, under such Shared Contract or Shared Parent Contract, and (b) so that Purchaser or its Affiliates will, following the Closing, be entitled to the rights and benefits, and responsible for the obligations and Liabilities, in each case to the extent related to the Business, under such Shared Contract or Shared Parent Contract, in each case, at Parent’s sole cost and expense, including by amendment of a Shared Contract or Shared Parent Contract, or entry into a new Contract in place of a Shared Contract or Shared Parent Contract (each, a “New Contract”), so that, following such time, Parent or its Affiliates will be entitled to the rights and benefits and responsible for the obligations and Liabilities in each case to the extent related to the Retained Business under such Shared Contract or Shared Parent Contract and Purchaser or its Affiliates will be entitled to the rights and benefits and responsible for the obligations and Liabilities in each case to the extent related to the Business under such Shared Contract or Shared Parent Contract. Notwithstanding the foregoing, Parent shall not, and shall ensure that its Affiliates do not, enter into any New Contract, or assign, amend or terminate any

Shared Contract, Shared Parent Contract or New Contract, make any payment or grant any concession (or, prior to the Closing, permit any Transferred Entity to take any of the foregoing actions), in each case for the purpose of entering into any New Contract, or assigning, amending or terminating any Shared Contract, Shared Parent Contract or New Contract, in each case, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.23    R&W Insurance. The parties hereto acknowledge that, the Purchaser or an Affiliate thereof may obtain, at Purchaser’s sole expense, a conditional binder to the R&W Insurance Policy. The R&W Insurance Policy, if any, shall provide that (a) the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Parent, except for Fraud, (b) Parent and any Parent Indemnitee shall be third party beneficiaries of such waiver, and (c) following the Closing, Purchaser shall not amend the subrogation provisions of the R&W Insurance Policy in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any claim or Action against Parent based upon, arising out of, or related to this Agreement, or the negotiation, execution, or performance of this Agreement (except for Fraud), in each case, without Parent’s express prior written consent. For the avoidance of doubt, the parties hereto acknowledge and agree that the obtaining of the R&W Insurance Policy is not a condition to the Closing.

Section 6.24    Exclusivity. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, Parent shall not (and shall cause its Representatives to not) directly or indirectly take any action to encourage, solicit, facilitate or initiate the submission of, or engage in any discussions or negotiations with respect to, any proposal or offer from, or provide any information to, any Person relating to, or enter into, negotiate, engage in discussions or negotiations regarding, or consummate, any transaction relating to, or which could reasonably be expected to lead to (a) the direct or indirect sale, disposition, acquisition or transfer of all or a material portion of the Business or the Transferred Entities (including through an asset sale, lease, license, equity sale, equity issuance, merger or otherwise, but excluding the sale of inventory in the Ordinary Course of Business), or (b) any other restructuring, recapitalization or other modification of any Transferred Entity’s or the Business’ structure or ownership or other transaction (in each case, other than in connection with the Pre-Closing Restructuring) that would prevent, materially delay or impede the consummation of the Sale or any other transaction contemplated by this Agreement (each, an “Acquisition Transaction”) or participate in any discussions or negotiations regarding, furnish any information with respect to, knowingly facilitate, or assist in any manner, or participate in any effort or attempt by, any Person to do or seek any of the foregoing. Parent shall, and shall cause each of its Representatives to, cease and terminate any existing discussions with any Person (other than Purchaser, the Purchaser Sponsors and their respective Representatives) that relate to any Acquisition Transaction. Upon the execution of this Agreement, Parent shall promptly terminate any third party’s and any of such third-party’s officers’, directors’, employees’, representatives’, consultants’, financial advisors’, attorneys’, accountants and other agents’ access to the Data Room or any similar data room (other than Purchaser and its Representatives).

Section 6.25    Ancillary Agreements. Parent and Purchaser shall cooperate in good faith and use commercially reasonable efforts to negotiate mutually agreed final forms of the Contract Manufacturing Agreement, the Warrington Lease Agreement, the Malvern Sublease Agreement,

the Trademark License Agreement, the Anti-Block Supply Agreement and the Other Supply Agreements, in each case, as promptly as possible following the date hereof and in any case by or prior to Closing and taking into account the term sheets attached as Exhibit D; provided, that the final forms of such documents shall be in Approved Form.

ARTICLE VII

EMPLOYEE MATTERS COVENANTS

Section 7.1    Continuation of Employment. Prior to the Closing Date, (a) except as will be set forth on Section 7.1(a) of the Parent Disclosure Schedule (a mutually agreed upon list to be finalized through discussions between the Parties prior to Closing), Parent shall cause each Seller to take such steps as are necessary to transfer the employment of each employee of a Transferred Entity who is not predominantly performing services to the Business from a Transferred Entity to any Seller or one of their Affiliates (other than a Transferred Entity) (and Parent acknowledges that, other than with respect to any Transferred Entity Employees identified on Section 7.1(a) of the Parent Disclosure Schedule, the Transferred Entity Employees have predominantly performed their services for the Business), and (b) transfer the employment of each employee set forth on Section 7.1(b) of the Parent Disclosure Schedule (a mutually agreed upon list to be finalized through discussions between the Parties prior to Closing) to one of the Transferred Entities; provided, however, it is the intent of the Parties that any individual who is not employed by a Transferred Entity as of the date hereof and who is identified as predominantly performing services to the Business should be added to the list of employees on Section 7.1(b) of the Parent Disclosure Schedule. As of the Closing Date, Purchaser shall cause each of the Transferred Entities to continue to employ on the Closing Date its respective Transferred Entity Employees. Each such Transferred Entity Employee shall be referred to herein as a “Transferred Business Employee”.

Section 7.2    Terms and Conditions of Employment. With respect to each Transferred Business Employee (other than each Transferred Business Employee covered by a CBA), Purchaser shall take all action necessary (including in accordance with the Transition Services Agreement) to provide or cause to be provided, for the period commencing on the Closing Date and ending on the first anniversary thereof (the “Continuation Period”), (a) the base wage rate or base cash salary level that is the same or greater than that in effect for such Transferred Business Employee immediately prior to the Closing, (b) target cash incentive compensation opportunities (other than equity-based, change in control and retention incentives) that are substantially the same or greater than those in effect for such Transferred Business Employee immediately prior to the Closing and (c) employee benefits (excluding equity or equity-based arrangements, defined benefit pension, post-employment welfare, deferred compensation, retention and transaction-based compensation or benefits) that are substantially comparable, in the aggregate, to the employee benefits provided (excluding equity or equity-based arrangements, defined benefit pension, post-employment welfare, deferred compensation, retention and transaction-based compensation or benefits) to such Transferred Business Employee immediately prior to the Closing. Additionally, Purchaser agrees that each Transferred Business Employee who is terminated other than for cause during the Continuation Period shall be provided with severance compensation in amount and upon and under terms and conditions that are at least as favorable as the severance compensation provided by the Transferred Entities or the Parent (or any applicable Affiliate thereof) to such Transferred Business Employee immediately prior to the date hereof pursuant to the Amended and

Restated Severance Plan of PQ Corporation, the PQ Severance Plan - Additional Benefits for Executives/Key Leaders spreadsheet provided in the Data Room and any statutory or customary severance requirements or entitlements, as applicable. Notwithstanding the foregoing, Purchaser shall not be prohibited by this Section 7.2 from terminating the employment of any Transferred Business Employee following the Closing Date. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Transferred Business Employees covered by a CBA shall be governed by the applicable CBA until the expiration, modification or termination of such CBA in accordance with its terms or applicable Law. Prior to the Closing except as would not reasonably be expected to result in any material liability to the Transferred Entities, the Transferred Entities, Parent and its Affiliates shall satisfy any material consent, notice, information, consultation or bargaining obligations owed to the Transferred Entity Employees or their bargaining representatives with respect to the Pre-Closing Reorganization or the transactions contemplated by this Agreement or under applicable Law and/or any applicable CBA and shall reasonably update, cooperate and consult with Purchaser with respect to the foregoing. In accordance with Section 6.21(a), prior to the Closing, (a) Parent and its Affiliates will transfer the Kansas City Agreement, and (b) all related Liabilities and obligations thereunder shall be Retained Liabilities.

Section 7.3    Service Credit. As of and after the Closing, Purchaser shall, or shall cause the applicable Transferred Entity to, give each Transferred Business Employee full credit for purposes of eligibility to participate, vesting and for determining future vacation accruals and severance amounts under (a) any Transferred Entity Benefit Plans, (b) each other employee benefit plan, policy or arrangement, and (c) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates (excluding equity or equity-based, deferred compensation, and retention and transaction-based compensation plans), for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized for such purposes by Parent and its applicable Affiliates (including the Transferred Entities) under the Transferred Entity Benefit Plans and Seller Benefit Plans immediately prior to the Closing; provided that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service and, for the avoidance of doubt, shall not include recognition of service for benefit accrual purposes under any defined benefit pension plans.

Section 7.4    Health Coverages. As of and after the Closing, to the extent that any Transferred Business Employee (and his or her eligible dependents) becomes eligible to participate in a group health plan or plans that are group health plans of Purchaser or its Affiliates, Purchaser shall ensure that such plans comply with the provisions of Section 7.2 and use commercially reasonable efforts to ensure that such plans (a) do not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan, and (b) provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.

Section 7.5    401(k) Plan Accounts. With respect to each Transferred Business Employee who, as of immediately prior to the Closing, participates under the PQ Corporation Savings Plan (the “Seller’s 401(k) Plan”), Purchaser shall (or shall cause one of its Affiliates to), effective as of the Closing or as soon thereafter as administratively feasible, allow such Transferred Business Employee to participate under a 401(k) plan maintained by Purchaser or one of its Affiliates (the “Purchaser’s 401(k) Plan”), with no waiting period (other than waiting periods that applied under the Seller’s 401(k) Plan). Sellers and Purchaser shall take actions as are reasonably necessary to effectuate a spin-off and transfer the account balances of current and former employees of the Business (and underlying assets equal to such account balances, in the form of cash and notes associated with plan loans) under the Seller’s 401(k) Plan to the Purchaser’s 401(k) Plan, to be effective as soon as reasonably practicable following the Closing Date. Sellers shall take all such actions as are necessary to fully vest all Transferred Business Employees in their account balances under the Seller’s 401(k) Plan effective as of the Closing Date.

Section 7.6    Seller Benefit Plans; Transferred Entity Benefit Plans.

(a)    Prior to the Closing Date, the Sellers shall take or cause to be taken all actions necessary to transfer the sponsorship of, and all assets and Liabilities maintained pursuant to or in connection with, each Seller Benefit Plan (including the PQ Corporation Savings Plan), each other benefit plan maintained or contributed to by any Sellers or their Affiliates (including each Transferred Entity) primarily for the benefit of current or former employees of Retained Businesses and each benefit plan that is listed on Section 7.6(a) of the Parent Disclosure Schedule (collectively, with the Seller Benefit Plans, the “Retained Benefit Plans”) to any Seller or their Affiliates (other than a Transferred Entity), including providing notices on a timely basis to the PBGC to the extent required under applicable Law. Prior to the Closing, the Sellers shall provide Purchaser with copies of board consents and plan amendments reflecting such transfer of sponsorship (and assets and Liabilities under) each Retained Benefit Plan and shall provide, on a reasonably timely basis, Purchaser with copies of any related correspondence to or from any Governmental Entity. Sellers and their Affiliates (other than the Transferred Entities) shall indemnify and hold each of the Transferred Entities harmless for all Liabilities relating to all Retained Benefit Plans, including with respect to the sponsorship and administration of such plans by any Transferred Entities prior to the Closing.

(b)    Effective as of the Closing Date, or such later date as set forth in the Transition Services Agreement, and except as may be expressly contemplated by the Transition Services Agreement or as otherwise agreed to between Sellers and the Purchaser, Parent shall or shall cause its Affiliates to take such action necessary so that the Transferred Entities shall cease being participating employers in, and any Transferred Business Employee shall cease being an active participant in or accruing any benefit or compensation under, each Retained Benefit Plan; provided that the Seller and the Purchaser hereby agree that any Transferred Business Employee who became disabled prior to the Closing shall be eligible to receive long-term disability benefits under the long-term disability policy (in accordance with such policy’s terms) covering such employee immediately prior to the Closing. With respect to any Retained Benefit Plans, Purchaser shall be solely responsible for any and all obligations under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.

(c)    Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Retained Benefit Plan. For the avoidance of doubt, as of the Closing, Purchaser and its Affiliates shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans.

Section 7.7    Work Visas. Parent shall, or shall cause its Affiliates to, use commercially reasonable efforts to ensure that any Transferred Entity Employee who is a foreign national who requires a visa in order to work for the Transferred Entities or the Business in his or her current position may continue to work in such position as a Transferred Business Employee on the Closing Date.

Section 7.8    No Third-Party Beneficiaries. Nothing in this Article VII (whether express or implied) Agreement is intended to or shall (a) be treated as an establishment of or amendment to, or be construed as establishing or amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates (including, following the Closing, the Transferred Entities) from adopting, amending or terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of, temporarily laying off, furloughing, or reducing the hours or benefits of any Transferred Entity Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

ARTICLE VIII

TAX MATTERS

Section 8.1    Purchase Price Allocation.

(a)    For all U.S. federal (and applicable state and local) and non-U.S. Tax purposes, Parent and Purchaser agree to (and agree to cause their respective Affiliates to) allocate the Final Purchase Price and any other amounts treated as consideration for Tax purposes among the Transferred Entities and/or the assets of the Transferred Entities in accordance with the principles set forth on Exhibit E attached hereto (the “Purchase Price Allocation Schedule”).

(b)    No later than one hundred and twenty (120) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.7, Purchaser shall deliver to Parent a proposed allocation of the portion of the Final Purchase Price and any other items that are treated as additional consideration for Tax purposes that is allocated to the U.S. Transferred Entities among the assets of the U.S. Transferred Entities in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (“Purchaser’s Allocation”). If Parent disagrees with Purchaser’s Allocation, Parent may, within thirty (30) days after delivery of Purchaser’s Allocation, deliver a notice (“Allocation Notice”) to Purchaser to such effect, specifying those items as to which Parent disagrees and setting forth Parent’s proposed allocation. If the Allocation Notice is duly and timely delivered, the parties shall negotiate in good faith to resolve any such dispute. If within twenty (20) days, Parent and Purchaser are unable to resolve any disagreement regarding the Allocation Notice, neither the Purchaser nor Parent shall be bound by Purchaser’s Allocation and each party shall be entitled to file all Tax Returns, including IRS Form 8594, without regard to Purchaser’s Allocation or the Allocation Notice, provided, however, that in all cases, for the avoidance of doubt, the parties shall be bound to the terms of Section 8.1(a) and the Purchase Price Allocation Schedule. The allocation, (i) as prepared by Purchaser if no Parent’s Allocation Notice has been timely given with respect thereto or (ii) if Purchaser and Parent have reached an agreement within the applicable twenty (20) day period regarding the disputed item(s) in an Allocation Notice, as adjusted and finally resolved by the parties pursuant to this Section 8.1(b) (the “Allocation”), shall be conclusive and binding on the parties. The Allocation, if any, shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Final Purchase Price or with respect to any other adjustments to the purchase price for Tax purposes in accordance with the procedures set forth in this Section 8.1(b). Any such adjustment shall be allocated, consistent with this Section 8.1(b) and the Purchase Price Allocation Schedule, to the Transferred Entities and/or assets of the Transferred Entities to which such adjustment is attributable.

(c)    Parent and the Purchaser shall (and shall cause their respective Affiliates to) (i) prepare and file all Tax Returns, in a manner consistent with the Purchase Price Allocation Schedule and the Allocation, if any (and any adjustments thereto) and (ii) not take any position inconsistent therewith on any Tax Return or in connection with any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law). In the event that the Purchase Price Allocation Schedule or the Allocation, if any, is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify the other party in writing of such notice and resolution of the dispute. For the avoidance of doubt, the parties shall not be bound by the Purchase Price Allocation Schedule or the Allocation, if any, for any non-Tax purposes.

Section 8.2    Tax Indemnification.

(a)    From and after the Closing, solely to the extent any such amount of Tax or Loss was not included in the calculation of the Final Purchase Price (as an item included in Working Capital, the Closing Indebtedness Amount, or the Closing Transaction Expenses Amount), Parent shall indemnify and hold harmless the Purchaser Indemnitees with respect to any Losses incurred or sustained by, or imposed upon any such Purchaser Indemnitee or any of its beneficial owners as a result of, arising out of or relating to, without duplication, the amount of (A) Taxes incurred by, or imposed on any of the Transferred Entities (or with respect to a Transferred Entity, to the extent any such Tax by operation of Law is payable by another Transferred Entity including as a result of being a flowthrough or partnership for applicable Tax purposes) in a taxable period (or portion thereof) ending on or prior to the Closing Date that resulted directly from (and that would not have been incurred but for) (i) the consummation of the steps constituting the Pre-Closing

Restructuring, including, for the avoidance of doubt, any sales, use, transfer, real property transfer, registration, documentary, conveyance, franchise, goods and services, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the Pre-Closing Restructuring, (ii) any “de-grouping” or similar charges payable as a result of the transactions contemplated by this Agreement and any ancillary agreement (including the Pre-Closing Restructuring), and (iii) settling, eliminating or cancelling any intercompany accounts or arrangements as required by Section 6.7 or Section 6.8 and (B) any Income Taxes of Purchaser (or any of the Purchaser Indemnitees or their beneficial owners) pursuant to Section 951 or 951A of the Code relating to a Transferred Entity to the extent allocable to a Pre-Closing Tax Period applying the principles of Section 8.2(e) (and taking into account Section 250 of the Code and assuming, for this purpose, and for purposes of determining offsetting Tax Benefits pursuant to Section 8.2(c) with respect thereto that the taxable year of any Transferred Entity that is a “controlled foreign corporation” within the meaning of Section 957 of the Code shall be deemed to terminate as of the Closing), but only to the extent such Income Taxes arise from and would not have been incurred but for the consummation of the steps constituting the Pre-Closing Restructuring. For the avoidance of doubt, Parent shall not be required to indemnify any Purchaser Indemnitee in respect of any Taxes incurred by Purchaser’s beneficial owners pursuant to Section 951 or 951A of the Code, except in connection with Section 8.2(a)(B).

(b)    Without duplication of the amounts described in Section 8.2(a), from and after the Closing, through the sixth (6th) year anniversary of the Closing Date, Parent shall indemnify and hold harmless the Purchaser Indemnities with respect to any Losses incurred or sustained by, or imposed upon any such Purchaser Indemnitee as a result of, arising out of or relating to, without duplication, the amount of (i) any Income Taxes of the Transferred Entities (or with respect to a Transferred Entity, to the extent any such Tax by operation of Law is payable by another Transferred Entity including as a result of being a flowthrough or partnership for applicable Tax purposes) for a Pre-Closing Tax Period, (ii) any Income Taxes of any Person (other than any of the Transferred Entities) for which any of the Transferred Entities is or becomes liable (x) pursuant to Treasury Regulation 1.1502-6 (or any analogous provision under state, local, or non-U.S. Law) resulting from being a member of a combined, affiliated, consolidated, unitary, integration or similar Tax group with such Person prior to the Closing, (y) as transferee or successor to such Person under Law as a result of an event or a transaction occurring prior to the Closing Date, and (z) by Contract entered into prior to the Closing (including the agreement on Section 6.21(a) of the Parent Disclosure Schedule), other than any leasing, employment, credit or commercial Contracts entered into in the Ordinary Course of Business, and (iii) any Transfer Taxes that are the obligation of the Seller pursuant to Section 8.9, in each case, only to the extent any such amount was not included in the calculation of the Final Purchase Price (as an item included in Working Capital, the Closing Indebtedness Amount, or the Closing Transaction Expenses Amount). The delivery of a written notice of any indemnification claim submitted in good faith including in respect of a potential liability in connection with an ongoing but unresolved Action or other assertion of liability by a Governmental Entity or other third party in respect of Taxes under this Section 8.2(b) prior to the sixth (6th) anniversary of the Closing Date will extend the survival period of with respect to such claim through the date such claim is conclusively resolved.

(c)    Notwithstanding the foregoing or anything to the contrary in this Agreement, any amounts paid or indemnified by Parent pursuant to this Agreement shall be net of any Tax benefits actually realized with respect to such Losses (in the year of the Loss or the succeeding two (2) years (a “Tax Benefit”)). Any such Tax Benefit shall, if applicable, be calculated (X) on a “with and without” basis, (Y) on a stand-alone basis assuming the operations of Purchaser and the Transferred Entities are the only relevant operations, and excluding the effect of any investments, activities, or operations of (x) any additional Subsidiaries of Purchaser or any Affiliates of Purchaser (in each case, other than the Transferred Entities) or (y) any Purchaser Indemnitee (or any of their Affiliates), provided, in each case, that the effect of any indebtedness actually incurred by Purchaser (or its Affiliates) to consummate the purchase of the Transferred Companies hereunder shall be taken into account and (Z) netting the effect of any actual Tax cost or detriment resulting therefrom in the year of the Loss or the succeeding two (2) years. For the avoidance of doubt, to the extent that any payment under this Section 8.2 is treated as an adjustment to the purchase price for Tax purposes, the portion of any such payment so treated shall not be treated as a “Tax Benefit.”

(d)    Notwithstanding the foregoing, or anything to the contrary in this Agreement, Parent and its Affiliates shall have no Liability under this Agreement in favor of any of the Purchaser Indemnitees solely to the extent such Liability arose from or in connection with any breach by Purchaser or any of its Affiliates of the obligations set forth in this Agreement (including Section 8.8 of this Agreement) and would not have arisen but for such breach. In addition, notwithstanding anything to the contrary in this Agreement, any indemnification obligations of Parent to the Purchaser Indemnitees shall be subject to the limitation set forth in Section 8.2(d) of the Parent Disclosure Schedules.

(e)    For purposes of this Section 8.2, any “Losses” and any “Income Taxes” of any Purchaser Indemnitee or any of its owners shall be calculated (a) on a stand-alone basis assuming the operations of Purchaser and the Transferred Entities are the only relevant operations, and excluding the effect of any other investments, activities, or operations of (x) any additional Subsidiaries of Purchaser or any Affiliates of Purchaser (in each case, other than the Transferred Entities) or (y) any Purchaser Indemnitee (or any of their Affiliates), and (b) assuming that the percentage of any income required to be included by Purchaser’s beneficial owners pursuant to Section 951 or 951A of the Code as shown on Section 8.2(e) of the Parent Disclosure Schedule, as such schedule may be reasonably updated by Purchaser prior to the Closing Date is allocable to Persons that are each treated as a “United States shareholder” within the meaning of Section 951(b) of the Code and are each classified as a corporation for U.S. federal income tax purposes. For the avoidance of doubt, a Tax shall be considered a Loss incurred or sustained at the time that it has been assessed (notwithstanding that it may be subject to objection or appeal), to the extent that a Governmental Authority is permitted to take collection action in respect of such Tax or an amount has been garnished and applied towards such Tax, as applicable. Notwithstanding the foregoing or anything to the contrary in this Agreement, any Losses in respect of Taxes or Tax Returns indemnified by Parent pursuant to this Agreement shall be calculated net of any amounts recovered by a Purchaser Indemnitee from a Governmental Entity or other third party (including an insurer) in respect of such Loss net of costs, expenses or Taxes incurred by the Purchaser Indemnitee in connection therewith (and to the extent such recovery is received by a Purchaser Indemnitee after Parent has satisfied any Loss, such Purchaser Indemnitee shall promptly pay (or cause to be paid) over to the Parent the amount of any such recovery.

Section 8.3    Cooperation and Exchange of Information. Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request (and at the reasonable expense of the requesting party) in (a) filing any Tax Return, amended Tax Return or claim for refund, (b) determining a Liability for Taxes or a right to refund of Taxes or (c) conducting any Tax Proceeding. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party shall make its employees reasonably available on a mutually convenient basis at the requesting party’s reasonable cost to provide an explanation of any documents or information so provided. Notwithstanding anything in this Agreement, none of the parties to this Agreement or any of their respective Affiliates shall be required to provide any document pursuant to this Section 8.3 that such party reasonably believes is entitled to legal or accounting privilege that could be waived by such provisions and notwithstanding anything to the contrary in this Agreement, (x) neither Parent nor any of the Sellers shall be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Parent or a member of the Parent Group or (ii) a consolidated, combined, affiliated or unitary group that includes any member of the Parent Group and (y) none of Purchaser or any of its Affiliates shall be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Purchaser or any member a consolidated, combined, affiliated or unitary group that includes Purchaser (other than any of the Transferred Entities) or (ii) a consolidated, combined, affiliated or unitary group that includes any of the Transferred Entities that relates to any taxable period beginning after the Closing. Each party shall use commercially reasonable efforts to retain all material Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate.

Section 8.4    Preparation and Filing of Returns. Parent shall prepare (or cause to be prepared) all Income Tax Tax Returns of the Transferred Entities for (A) any Tax period ending on or prior to the Closing Date or (B) Straddle Period to the extent such Straddle Period Tax Return is described on Section 8.4 of the Parent Disclosure Schedule (as may be reasonably updated by Parent prior to the Closing Date to reflect Tax Returns that would reasonably be expected to materially affect Parent’s (or its Affiliates’) U.S. federal Income Tax position as a result of the Pre-Closing Restructuring and the Post-Closing Restructuring), provided that all such Tax Returns shall be prepared in a manner consistent with (1) the Pre-Closing Restructuring (and, unless otherwise required by applicable Law, the Tax treatment outlined in Exhibit A), the Post-Closing Restructuring and the Post-Closing Restructuring Schedule, and the Purchase Price Allocation Schedule, and (2) to the extent not inconsistent with clause (1) or applicable Law, past practice (“Parent Tax Returns” which Parent Tax Returns shall include, for the avoidance of doubt, IRS Forms 5471). Not later than thirty (30) days prior to the due date (including applicable extensions) of any such Parent Tax Return, Parent shall provide Purchaser with a copy of each such Parent Tax Return for its review and shall incorporate any reasonable written comments provided by

Purchaser within fifteen (15) days of Purchaser’s receipt of such Parent Tax Return so long as such comments would not be expected to (1) have the effect of increasing Parent’s (and its Affiliates’) indemnification obligations pursuant to this Agreement, or (2) result in any non-de minimis unreimbursed cost for or non-de minimis adverse effect on Parent or any of its Affiliates except, in each case, to the extent Parent’s position is not permitted by applicable Law. Purchaser shall prepare (or cause to be prepared) all Income Tax Tax Returns of the Transferred Entities for any Straddle Period other than any Parent Tax Return (“Purchaser Tax Returns”, which Purchaser Tax Returns shall include, for the avoidance of doubt, IRS Forms 5471). Not later than thirty (30) days prior to the due date (including any applicable extensions) of any such Purchaser Tax Return, Purchaser shall provide Parent with a copy of each such Purchaser Tax Return for its review and shall incorporate any reasonable written comments provided by Parent within fifteen (15) days of Parent’s receipt of such Purchaser Tax Return so long as such comments would not reasonably be expected to result in any non-de minimis unreimbursed cost for or non-de minimis adverse effect on Purchaser or any of its Affiliates except to the extent Purchaser’s position is not permitted by applicable Law. Purchaser shall timely file or cause to be filed any such Tax Returns as finalized pursuant to the terms of this Section 8.4. The parties agree that, upon the request of Purchaser, in filing any Pass-Through Tax Return that would be governed by this Section 8.4 for the taxable year of any U.S. Transferred Entity that is a partnership for U.S. federal income Tax purposes that includes the Closing Date, the party preparing or causing to be prepared such Tax Return shall cause the relevant Transferred Entity to make an election under Code Section 754 (and the corresponding provisions of U.S. state, local or non-U.S. Tax Law) if such Transferred Entity does not already have a valid election under Code Section 754 in place. Notwithstanding the foregoing and for the avoidance of doubt, as between Parent and its Affiliates, on the one hand, and Purchaser and its Affiliates on the other, Parent shall have sole responsibility for all Tax Returns (and any Taxes thereon) and any other Tax matters with respect to the Contracts listed in Section 8.4 of the Parent Disclosure Schedule. For the avoidance of doubt, Purchaser agrees to file any Tax Returns that are not Parent Tax Returns for any Transferred Entity with respect to any Pre-Closing Tax Period in a manner that is consistent with (A) the Pre-Closing Restructuring (and, unless otherwise required by applicable Law, the Tax treatment outlined in Exhibit A), the Post-Closing Restructuring and the Post-Closing Restructuring Schedule, and the Purchase Price Allocation Schedule, and (B) to the extent not inconsistent with clause (A) or applicable Law, past practice. Notwithstanding the foregoing or anything to the contrary in this Agreement, as between Parent and its Affiliates, on the one hand, and Purchaser and its Affiliates on the other, Parent shall retain all rights and obligations over Tax matters (including any Tax Actions) with respect to the Contracts listed in Section 8.4 of the Parent Disclosure Schedule, provided that Parent and its Affiliates covenant and agree not to knowingly after due inquiry take any actions with the specific intent to breach of any of the obligations set forth in such Contracts with respect to Taxes or Tax Returns.

Section 8.5    Tax Audit. If Purchaser (which, for purposes of this first sentence of this Section 8.5, shall be deemed to include any of its Affiliates or any of the Transferred Entities) or Parent (which, for purposes of this first sentence of this Section 8.5, shall be deemed to include any of its Affiliates (other than the Transferred Entities)) receives notice of any Action in respect of any Taxes or any Tax Return of the Transferred Entities for any taxable period ending on or before the Closing Date or any Straddle Period, then such party will promptly give written notice along with copies of any assessment, notice or other document received from any Governmental Entity to the other party; provided, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VIII. To the extent that portion of any such audit, investigation, or other Action is reasonably expected to relate to a Parent Tax Return or the validity of the Tax treatment of the steps contemplated by Exhibit A (the portion of each Action, a “Parent Tax Audit”), Parent will have the right, at its own expense, to control the defense of the Parent Tax Audit, provided that (A) Parent gives written notice to the Purchaser within fifteen (15) days after the Parent receives notice of the Parent Tax Audit from the Purchaser (or any of its Affiliates) or the applicable Governmental Entity, (B) Parent keeps the Purchaser reasonably informed of all material matters that come to its attention in respect of the Parent Tax Audit, (C) Parent offers Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Parent Tax Audit, (D) Parent defends such Parent Tax Audit diligently and in good faith as if it were the only party in interest in connection with such Parent Tax Audit, and (E) Parent does not settle, compromise or abandon any such Parent Tax Audit without obtaining the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. The Purchaser will be entitled to participate in the defense of any Parent Tax Audit, at its own expense. Where Parent does not elect to control the defense of the Parent Tax Audit, Purchaser shall be entitled to control such Parent Tax Audit and to settle or compromise such Parent Tax Audit, without the consent of Parent. Notwithstanding the foregoing, to the extent that any audit, investigation, or other Action is reasonably expected to relate to the validity of the Tax treatment of the steps contemplated by or the Post-Closing Restructuring Schedule, Purchaser shall not settle or compromise any such audit, investigation, or other Action without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. In addition, with respect to any U.S. Transferred Entity that is or was a partnership for U.S. federal income Tax purposes, (i) the parties agree that an election under Section 6226 of the Code with respect to such Transferred Entity for any Tax period ending on or before the Closing Date or any Straddle Period shall be made, and (ii) at the request of the Purchaser, subject to the terms of this Section 8.5, the Parent shall (and, if applicable, shall cause its Affiliates, any Person appointed as the “partnership representative” of any of the Transferred Entities, and any Person appointed as the “designated individual” of any of the Transferred Entities to) promptly revoke the appointment, or cause the resignation, of any Person previously appointed as the “partnership representative” or the “designated individual” of any of the Transferred Entities (in each case, pursuant to Treasury Regulations Section 301.6223-1) for any Pre-Closing Tax Period (including any Straddle Period) in accordance with the procedures described in Treasury Regulations Section 301.6223-1 in connection with any Tax Proceeding with respect to any of the Transferred Entities under the Partnership Tax Audit Rules.

Section 8.6    Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, are parties (provided that there are no other parties to such agreements or arrangements), shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 8.7    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under Section 2.7, Section 6.21, Section 8.2 and Section 8.10 as an adjustment to the purchase price for Tax purposes.

Section 8.8    Post-Closing Tax Covenant. The Parties agree to comply with the provisions set forth in Section 8.8 of the Parent Disclosure Schedule.

Section 8.9    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser, on the one hand, and Sellers on the other hand, shall each pay, when due, and be responsible for, fifty (50%) percent of any, any sales, use, transfer, real property transfer, registration, documentary, conveyance, franchise, goods and services, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement, excluding the Pre-Closing Restructuring (“Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided that, notwithstanding any of the foregoing, neither parent nor any of their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such party reasonably determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on Parent or any of its Affiliates. For the avoidance of doubt, the Closing Purchase Price set forth in this Agreement is exclusive of Transfer Taxes.

Section 8.10    Refunds. Parent shall be entitled to retain (on behalf of the Sellers), or receive prompt payment from Purchaser of, any Tax refund or credit in lieu thereof (including refunds and credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise) actually realized in cash or as an amount credited against Taxes otherwise payable by any Transferred Entity with respect to any Tax period ending on or before the Closing Date, except to the extent: (i) attributable to the carryback of a net operating loss or other Tax attribute from a taxable period (or portion thereof) beginning after (or in the case of Transferred Entities that are residents of Canada for purposes of the Income Tax Act (Canada), on) the Closing Date, (ii) specifically identified and taken into account in the calculation of Working Capital or Indebtedness, (iii) received by Purchaser or any of the Transferred Entities more than eighteen (18) months after the Closing Date, or (iv) required to be paid by any of the Transferred Entities, or any of their respective Affiliates to any other Person pursuant to a Contract entered into prior to the Closing (other than this Agreement). Any amount that Parent is entitled to under this Section 8.10 shall be net of any costs, expenses or Taxes incurred by Purchaser, any Transferred Entity or any of their respective Affiliates in connection with the obtaining, receiving, or paying over any Tax refunds or credits. If Parent determines that any Transferred Entity is entitled to file or make a claim for refund or to file an amended Tax Return providing for a refund with respect to a taxable period ending on or before the Closing Date, then Purchaser will, if Parent so reasonably requests in writing within six (6) months after the Closing Date and at Parent’s upfront expense, cause the relevant Transferred Entity to file or make such claim or amended Tax Return unless doing so could reasonably be expected to have a non-de minimis adverse effect on Purchaser, any Transferred Entity, or any of their respective Affiliates.

ARTICLE IX

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 9.1    Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Sale shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)    Competition Filings. The expiration or early termination of the applicable waiting periods or obtaining the applicable approvals, in each case under Competition Laws, as set forth on Schedule III.

(b)    No Injunctions. No Governmental Entity shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Sale (collectively, the “Legal Restraints”).

Section 9.2    Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Sale shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)    Representations and Warranties. (i) The representation set forth in Section 4.20(a) (No Buyer Material Adverse Effect) shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing; (ii) the representations and warranties of Parent set forth in Section 3.1 (Organization), Section 3.2 (Authority), Section 3.3(i) (No Conflicts), Section 3.4 (Ownership), Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.5 (Capitalization) and Section 4.24 (Brokers’ Fees) shall be true and correct in all respects except for de minimis inaccuracies (in the case of any representation or warranty not qualified as to “materiality,” “Seller Material Adverse Effect,” “Business Material Adverse Effect” or other similar qualifications as to materiality) or in all respects (in the case of any representation or warranty qualified as to “materiality,” “Seller Material Adverse Effect,” “Business Material Adverse Effect” or other similar qualifications as to materiality) at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that are made as of a specific date, which shall have been true and correct in all respects on and as of such date); and (iii) each of the other representations and warranties of Parent set forth in Article III and Article IV shall be true and correct in all respects at and as of the Closing as if made at and as of the Closing, provided that, in the case of this clause (iii) (A) representations and warranties that are made as of a specific date shall have been true and correct in all respects only on and as of such date and (B) where the failure of such representations and warranties to be true and correct in all respects (without giving effect to any qualifications as to “materiality,” “Seller Material Adverse Effect,” “Business Material Adverse Effect” or other similar qualifications as to materiality) would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or a Business Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Parent to be performed or complied with at or before the Closing in accordance with this Agreement shall have been performed or complied with in all material respects.

(c)    Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 9.2, Section 9.2(b) and Section 9.2(d) have been satisfied.

(d)    No Material Adverse Effect. Since the date hereof, there shall not have occurred a Business Material Adverse Effect.

(e)    Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been consummated in accordance with the terms hereof and the applicable Ancillary Agreements.

(f)    Other Closing Deliverables. Purchaser shall have received all of the agreements and documents set forth in Section 2.3(b)(i)(A), Section 2.3(b)(i)(B) and Section 2.3(b)(i)(D).

Section 9.3    Conditions to Parent’s Obligation to Close. The obligations of Parent to effect the Sale shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Purchaser set forth in the first sentence Section 5.1 and Section 5.2 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, except any such representations and warranties that are made as of a specific date shall be true and correct only on and as of such date; and (ii) each of the other representations and warranties of Purchaser contained in Article V shall be true and correct as of the Closing Date as if made on and as of the Closing Date; except, in the case of this clause (ii), (A) representations and warranties that are made as of a specific date shall be true and correct only on and as of such date and (B) where the failure of such representations and warranties to be true and correct (without giving effect to any qualifications as to “materiality,” “Purchaser Material Adverse Effect” or other similar qualifications as to materiality) would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Purchaser to be performed or complied with at or before the Closing in accordance with this Agreement shall have been performed or complied with in all material respects.

(c)    Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied.

ARTICLE X

TERMINATION

Section 10.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Parent and Purchaser;

(b)    by either Parent or by Purchaser, if the Closing shall not have been consummated on or before the six (6) month anniversary of the date of this Agreement (as extended pursuant to the following proviso, the “Outside Date”); provided that if, and only if, (i) the Closing has not occurred by 5:00 p.m. (New York City time) on the Outside Date, and (ii) all of the conditions set forth in Article IX have been and remain satisfied or waived other than the condition set forth in Section 9.1(a) (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents, or waived, at the Closing, each of which is then capable of being satisfied on the date the Closing would otherwise be required to occur pursuant to Section 2.3), the Outside Date shall be automatically extended for thirty (30) days; provided, further, that the right to terminate this Agreement under this clause shall not be available to any party to this Agreement whose breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement has been the primary cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(c)    by either Parent or Purchaser, if any Legal Restraint permanently preventing or prohibiting consummation of the Sale or of any other transaction contemplated by this Agreement shall be in effect and shall have become final and non-appealable; provided that, the right to terminate this Agreement under this clause shall not be available to any party to this Agreement whose breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement has been the primary cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(d)    by Purchaser by notice to Parent, if Parent shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, or any such representations or warranties have become inaccurate, and such breach, failure to perform or inaccuracy (i) would give rise to the failure of a condition set forth in Section 9.2 or Section 9.2(b), and (ii) (A) is incapable of being cured prior to the Outside Date or (B) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is thirty (30) days from the date that Parent is notified in writing by Purchaser of such breach or failure to perform;

(e)    by Parent by notice to Purchaser, if Purchaser shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, or any such representations or warranties have become inaccurate, and such breach, failure to perform or inaccuracy (i) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b), and (ii) (A) is incapable of being cured prior to the Outside Date or (B) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is thirty (30) days from the date that Purchaser is notified in writing by Parent of such breach or failure to perform; or

(f)    by Parent by notice to Purchaser, if (i) the Marketing Period has ended and all of the conditions in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents, or waived, at the Closing, each of which is then capable of being satisfied on the date the Closing would otherwise be required to occur pursuant to Section 2.3) have been satisfied and remain satisfied or have been irrevocably waived by Purchaser, (ii) all of the conditions set forth in Section 9.1 and Section 9.3 (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents, or waived, at the Closing, each of which is then capable of being satisfied on the date the Closing would otherwise be required to occur pursuant to Section 2.3) have been satisfied and remain satisfied and Parent has confirmed by irrevocable written notice delivered to Purchaser that Parent is willing to waive any unsatisfied conditions in Section 9.1 and Section 9.3 (if applicable) and is otherwise ready, willing and able to consummate the Closing on the date the Closing would otherwise be required to occur pursuant to Section 2.3, and (iii) Purchaser has failed to consummate the Closing by the date the Closing would otherwise be required to occur under Section 2.3.

Section 10.2    Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 10.1, written notice of such termination shall be given by the terminating party to the other party.

Section 10.3    Effect of Termination.

(a)    In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 10.1, but subject in all cases to the terms of this Section 10.3, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement, except as set forth in Section 10.3(b), as well as the Reimbursement Obligations set forth in Section 6.16(d); provided that, subject to Section 10.3(b), termination of this Agreement shall not relieve any party hereto from Liability for willful or material breach of this Agreement or willful or material failure to perform its obligations under this Agreement. Notwithstanding anything to the contrary contained herein, the Reimbursement Obligations set forth in Section 6.16(d) (Parent Cooperation) and the provisions of Section 10.1 (Termination), Section 10.2 (Notice of Termination), this Section 10.3 (Effect of Termination) and Article XI shall survive any termination of this Agreement and Purchaser and Parent shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement and nothing in this Section 10.3 shall limit the right of either party hereto to bring or maintain any Action arising out of or in connection with any breach of the Confidentiality Agreement pursuant to the terms thereof.

(b)    If this Agreement is validly terminated by Parent pursuant to Section 10.1(e) or Section 10.1(f), then Purchaser shall pay to Parent or its designee a cash amount equal to $66,000,000 (the “Termination Fee”) as set forth in this Section 10.3. In the event that the Termination Fee is payable, Purchaser (or its designee) will pay the Termination Fee to Parent by wire transfer of immediately available funds within two (2) Business Days after the date that this Agreement is so validly terminated and receipt of wire transfer instructions from Parent.

(c)    Each of the parties hereto acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties hereto would not enter into this Agreement. The parties hereto acknowledge and hereby agree that the Termination Fee, if, as and when required to be paid pursuant to this Section 10.3, shall not constitute a penalty, but will be liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto agree that in no event shall Purchaser be required to pay the Termination Fee on more than one occasion.

(d)    Subject to and without limiting Section 10.3(e), following any termination of this Agreement in accordance with Section 10.1, the right of Parent to collect the Termination Fee pursuant to Section 10.3(b) (if payable pursuant to the terms thereof) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent or any of its Subsidiaries (including any Transferred Entity), CCMP Capital Partners or INEOS Limited or any of their respective Affiliates, Representatives, former, current and future shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives, and each of their respective successors and assigns (collectively, the “Parent Related Parties”) against Purchaser, the Purchaser Sponsors, the Debt Financing Sources and any of their respective former, current and future direct or indirect Affiliates, Representatives, shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives, and each of their respective successors and assigns (collectively, the “Purchaser Related Parties”) for any and all breaches (whether knowing, willful, intentional, unintentional or otherwise), Losses, damages or Liabilities, including, but not limited to, special, indirect or punitive damages, suffered or incurred by any Parent Related Party or any other Person in connection with this Agreement, the Debt Commitment Letter, the transactions contemplated hereby or thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and no Parent Related Party, nor any other Person, shall be entitled to assert, bring or maintain, and Parent on behalf of itself and each of the other Parent Related Parties hereby waives any right to assert, bring or maintain, any Action against Purchaser or any other Purchaser Related Party arising out of or in connection with this Agreement, the Debt Commitment Letter, the transactions contemplated hereby or thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, whether by or through (a) attempted piercing of the corporate veil, (b) a claim by or on behalf of Purchaser or one of its Affiliates against another Purchaser Related Party or (c) any legal or equitable proceeding whether at law, in equity, in contract, in tort or otherwise; provided that nothing in this Section 10.3(d) shall limit the right of Parent to, subject to Section 10.3(e), seek an injunction, specific performance or other equitable relief pursuant to Section 11.11 prior to termination of this Agreement. For the avoidance of doubt, under no circumstances will Parent or any other Parent Related Party (or the Parent Related Parties in the aggregate) be entitled to, and Parent shall not, and shall cause the other Parent Related Parties not to, accept aggregate monetary damages or other monetary remedies in excess of the amount of the Termination Fee for any and all breaches (whether knowing, willful, intentional, unintentional or otherwise), Losses, damages or Liabilities, including special, indirect or punitive damages, suffered or incurred by any Parent Related Party or any other Person in connection with this Agreement, the Debt Commitment Letter, the transactions contemplated hereby or thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and including in connection with the Reimbursement Obligations set forth in Section 6.16(d).

(e)    For the avoidance of doubt, while Parent may pursue both a grant of specific performance pursuant to Section 11.11, on the one hand, and the payment of the Termination Fee pursuant to Section 10.3(b), on the other hand, under no circumstances may Parent or any other Parent Related Party be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Termination Fee. In addition, notwithstanding anything in this Agreement to the contrary, Parent, on behalf of itself and the other Parent Related Parties, hereby waives any claims against the Debt Financing Sources and hereby agrees that in no event shall the Debt Financing Sources have any liability or obligation to Parent or any other Parent Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby; provided that, notwithstanding the foregoing, nothing in this Section 10.3(e) shall in any way limit or modify the rights and obligations of Purchaser under the Debt Commitment Letter.

Section 10.4    Extension; Waiver. At any time prior to the Closing, either Parent, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1    Interpretation; Absence of Presumption.

(a)    The parties hereto acknowledge that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Seller Material Adverse Effect, Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule is or is not material or would reasonably be expected to have a Seller Material Adverse Effect, Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)    For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable exchange rate in effect at 9:00 a.m., New York City time (as reported by Bloomberg L.P.) on the date for which such U.S. dollar amount is to be calculated; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” need not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (ix) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (x) references to any Contract (including this Agreement) are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiv) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; (xv) any document or item will be deemed “delivered”, “provided” or “made available” to Purchaser within the meaning of this Agreement if such document or item is (A) included in the “Project Sparta” electronic data room hosted by Venue Client Services (the “Data Room”) as of 5:00 p.m. New York City time at least one (1) Business Days prior to the date hereof or (B) actually delivered or provided to Purchaser (including by email). Any reference in this Agreement to a specified date shall mean 9:00 a.m. New York City time on such date (unless another time is specified). In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

(c)    Notwithstanding anything to the contrary contained herein, (i) to the extent any representation or warranty herein is being made by Parent with respect to any Joint Venture not controlled by Parent or its Representatives, such representation or warranty is being made to the Knowledge of Parent and (ii) to the extent any covenant or agreement herein would be applicable to any Joint Venture not controlled by Parent or its Representatives, Parent shall only be required to use commercially reasonable efforts to cause such Joint Venture to comply with any such applicable covenant or agreement.

Section 11.2    Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.3    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)    Except as set forth in Section 11.12, this Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, except as set forth in Section 11.12, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)    EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4    Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5    No Third-Party Beneficiaries. Except for Section 6.9 (solely after the Closing), Section 6.16(a), Section 10.3(d), Section 10.3(e), this Section 11.5, Section 11.8(b) (with respect to the Debt Financing Sources), the first sentence of Section 11.9 and Section 11.12, each of which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided that, the provisions of Section 10.3(d), Section 10.3(e), this Section 11.5, Section 11.8(b) (with respect to the Debt Financing Sources), the first sentence of Section 11.9 and Section 11.12 (and the definitions related thereto) shall be enforceable by each Debt Financing Source (and each is an intended third party beneficiary thereof).

Section 11.6    Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement or an Ancillary Agreement.

Section 11.7    Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received), and shall be directed to the e-mail address set forth below (or at such other address as such party shall designate by like notice):

(a)     If to Parent:

300 Lindenwood Drive

Malvern, PA 19355

Attention: Joseph S. Koscinski

E-mail: joe.koscinski@pqcorp.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention: David Blittner; Laura Steinke

E-mail: david.blittner@ropesgray.com; laura.steinke@ropesgray.com

(b)     If to Purchaser:

c/o Cerberus Capital Management L.P.

875 Third Avenue

New York, NY 10022

Attention: Dev Kapadia, Senior Managing Director, Head of Industrials

                Stuart Reisman, Managing Director, Deputy General Counsel

Email:     dkapadia@cerberus.com

                sreisman@cerberusoperations.com

and to:

c/o Koch Minerals & Trading, LLC

4111 E. 37th St North

Wichita, KS 67220

Attention:    Vance Holtzman, Senior Vice President, Investments

                    John Rather, Associate General Counsel

                    Adam Schaeffer, Associate General Counsel – Transactions

E-mail:        vance.holtzman@kochind.com

                    john.rather@kochps.com

                     adam.schaeffer@kochps.com

                     legalnotices@kochps.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Douglas Ryder, P.C.

E-mail: douglas.ryder@kirkland.com

Section 11.8    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that (a) Parent may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any Affiliate of Parent, but any such transfer or assignment will not relieve Parent of any of its obligations hereunder and (b) Purchaser may transfer or assign, its rights, interests or obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates (including, following the Closing, the Transferred Entities) or to any of its Debt Financing Sources for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and any refinancings, extensions, refundings or renewals thereof, but any such transfer or assignment will not relieve Purchaser of any of its obligations hereunder.

Section 11.9    Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought; provided however that, Section 10.3(d), Section 10.3(e), Section 11.5, Section 11.8(b) (with respect to the Debt Financing Sources), the first sentence of this Section 11.9, Section 11.12 and the definitions of “Debt Commitment Letter,” “Debt Financing,” “Debt Financing Sources,” “Marketing Period” and “Purchaser Related Parties” (and any other provisions of this Agreement to the extent a modification thereof would adversely modify the substance of any of the foregoing as it affects the Debt Financing Sources) may not be amended or modified in a manner that is materially adverse to any Debt Financing Source without the written consent of the related Debt Financing Sources party to the Debt Commitment Letter. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11    Specific Performance.

(a)    The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 11.11(b), the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties hereto agrees that it will not oppose, and irrevocably waives its right to object to, the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. Without limiting the generality of the foregoing, the parties agree that Parent shall be entitled to specific performance against Purchaser of Purchaser’s obligations under Section 6.16.

(b)    Notwithstanding anything to the contrary in this Agreement or otherwise, it is acknowledged and agreed that the right of Parent to specific performance in connection with enforcing the obligations of Purchaser hereunder to cause the Equity Financing to be funded and to consummate the Closing shall be subject to the requirements that: (i) the Marketing Period has ended and all of the conditions in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents, or waived, at the

Closing, each of which is then capable of being satisfied at the Closing) have been satisfied and remain satisfied or have been irrevocably waived by Purchaser (to the extent such waiver is permitted under applicable Law), (ii) the Debt Financing (or any Alternative Financing in accordance with Section 6.16) has been funded or is reasonably capable of being, or is available to be funded, in full at the Closing if the Equity Financing is funded at the Closing (or, if the Debt Financing (or any such Alternative Financing) has been funded into escrow, such funds have been or would be released from escrow), (iii) Parent has irrevocably notified Purchaser in writing that all of the conditions set forth in Section 9.1 and Section 9.3 (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents, or waived, at the Closing, each of which is then capable of being satisfied at the Closing) have been satisfied and remain satisfied and Parent has confirmed by irrevocable written notice delivered to Purchaser that Parent is willing to waive any unsatisfied conditions in Section 9.1 and Section 9.3 (if applicable, and to the extent such waiver is permitted under applicable Law) and is otherwise ready, willing and able to consummate the Closing and that if specific performance is granted and the Equity Financing and Debt Financing (or any Alternative Financing in accordance with Section 6.16) were funded, and Purchaser otherwise complies with its obligations hereunder, then the Closing will occur, and (iv) Purchaser has failed to consummate the Closing on the date the Closing is required to occur under Section 2.3(a). In no event shall Purchaser be obligated to both (x) specifically perform the obligation to cause the Equity Financing to be funded and consummate the Closing and (y) pay the Termination Fee.

Section 11.12    Debt Financing Sources Provisions. Notwithstanding anything in this Agreement to the contrary, Parent on behalf of itself and each of its Subsidiaries and controlled Affiliates and the other Sellers and, each of the other parties to this Agreement on behalf of themselves, each of their Subsidiaries and controlled Affiliates, hereby: (a) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (c) agrees not to bring, or support any Person to bring, or permit any of its Affiliates to bring or support any person to bring, any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to this Agreement, any Debt Commitment Letter, the Debt Financing, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than the federal courts of the United States of America located in New York County; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court located in New York County, (d) agrees that service of process upon Parent or its Subsidiaries in any such Action shall be effective if notice is given in accordance with Section 11.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (f) waives to the fullest extent permitted by applicable law trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources will have any liability to Parent or the other Sellers relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the agreements in Section 10.3(d), Section 10.3(e), Section 11.5, Section 11.8, the first sentence of Section 11.9 and this Section 11.12, (i) agrees that only Purchaser (including its permitted successors and assigns under the Debt Commitment Letter) shall be permitted to bring any claim (including any claim for specific performance) against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Commitment Letter and that neither Parent nor any Subsidiary, controlled Affiliate or Seller shall be entitled to seek the remedy of specific performance with respect to Purchaser’s rights under the Debt Commitment Letter against the Debt Financing Sources and (j) in no event will any Debt Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing.

Section 11.13    No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or Action by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.14    No Survival of Representations, Warranties, Covenants and Agreements.

(a)    The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to Article X, except that: (i) the covenants and agreements set forth in Section 6.4, Section 6.5, Section 6.6, Section 6.7, Section 6.8, Section 6.10(b), Section 6.17, Section 6.19, Section 6.20, Section 6.22, Section 7.1, Section 7.6(a), Section 7.7, Section 8.1(a) and Section 8.6, in each case, solely to the extent such covenants and agreements contemplate performance, in whole or in part, prior to the Closing shall survive the Closing for a period of three months from the Closing Date; and (ii) the covenants and agreements in this Agreement that explicitly contemplate performance, in whole or in part, at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms. The parties hereto acknowledge and agree that, other than in connection with any Fraud, from and after the Closing they shall not be permitted to make, and no party shall have any liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another party on or prior to the Closing. In furtherance of the foregoing, other than in connection with any Fraud, from and after the Closing, each party hereto hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) to the extent arising under or based upon this Agreement or any document or certificate delivered in connection herewith (including for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to any of Purchaser, the Sellers or the Transferred Entities or the subject matter of this Agreement that such party may have against the other parties or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise).

(b)    Purchaser hereby acknowledges and agrees that, except as expressly provided in Section 2.7, the foregoing Section 11.14(a) or in connection with any Fraud or as provided in any Ancillary Agreement, from and after Closing none of Parent, its Representatives or any of their respective Affiliates, officers, managers, employees or agents, shall have any liability, responsibility or obligation arising under this Agreement or any exhibit or Schedule hereto, or any certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby, such provisions and other documents being the sole and exclusive remedy (as between the Purchaser and its Affiliates, on the one hand, and the Parent and its Affiliates, on the other hand) for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at Law or in equity, or otherwise.

Section 11.15    Privilege. Purchaser hereby agrees, on its own behalf and on behalf of its Affiliates (including the Transferred Entities after the Closing), that, following the Closing, Ropes & Gray LLP and Babst, Calland, Clements and Zomnir, P.C. (“Parent Group’s Counsel”) may serve as counsel to the Parent Group and their Affiliates in connection with any matters related to this Agreement or the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the Ancillary Agreements, the negotiation, performance or subject matter hereof or thereof, or the Sale, notwithstanding any representation by Parent Group’s Counsel prior to the Closing Date of the Transferred Entities. Purchaser hereby agrees, on its own behalf and on behalf of its Affiliates (including the Transferred Entities after the Closing), (i) to waive any claim they have or may have that Parent Group’s Counsel has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) that, in the event that a dispute arises after the Closing between Purchaser or any of its Affiliates (including any Transferred Entity), on the one hand, and the Parent Group or any of their Affiliates, on the other hand, Parent Group’s Counsel may represent the Parent Group and/or any of its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Purchaser or any of its Affiliates (including any Transferred Entity) and even though Parent Group’s Counsel may have represented any Transferred Entity in a matter substantially related to such dispute. Purchaser, on behalf of itself and its Affiliates (including the Transferred Entities after the Closing) also further agree that, as to all communications to or from Parent Group’s Counsel, on the one hand, and any or all of the Transferred Entities, the Parent Group or their Affiliates and their respective Representatives, on the other hand, that relate in any way to this Agreement or any Ancillary Agreement, the negotiation, performance or subject matter hereof or thereof, or the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs and will belong solely to the Parent Group and will not pass to or be claimed by Purchaser or its Affiliates (including any Transferred Entity after the Closing). Without limitation of the foregoing, none of Purchaser or any of its Affiliates (including any Transferred Entity after the Closing) may use or rely upon any communications described in the immediately preceding sentence in any dispute against or involving the Parent Group. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Purchaser or any of its Affiliates (including any Transferred Entity), on the one hand, and a third party other than (and not an Affiliate of) a party to this Agreement, on the other hand, a Transferred Entity may assert the attorney-client privilege to prevent disclosure of confidential communications by Parent Group’s Counsel to such third party; provided, however, that such Transferred Entity may not waive such privilege without the prior written consent of Parent. Purchaser acknowledges that it has consulted with independent counsel of its own choosing with respect to the meaning and effect of this Section 11.15. Parent Group’s Counsel is an express intended third party beneficiary of this Agreement for purposes of this Section 11.15, and may enforce the same. This Section 11.15 will survive the Closing and will remain in effect indefinitely.

Section 11.16    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.17    Sale or Transfer of Catalyst Business. If Parent at any time determines to sell or otherwise transfer to a third party (including by way of stock sale, asset sale, merger or otherwise) (a) all or substantially all of the Catalyst Business (it being understood that “substantially all” for this purpose shall mean more than either of the following on their own (1) the portions of the Catalyst Business described in clauses (a) and (b) of the definition of Catalyst Business, or (2) the portion of the Catalyst Business described in clause (c) of the definition of Catalyst Business), then in connection with such sale or transfer, Parent shall, and shall cause the other members of the Parent Group to, require that the purchaser of the Catalyst Business assume all of the Parent Group’s obligations and Liabilities under Section 6.1(c), Section 6.1(d), Section 6.1(g), Section 6.1(h), Section 6.2, Section 6.5, Section 6.6, Section 6.9, Section 6.10, Section 6.11, Section 6.12, Section 6.13, Section 6.14(d), Section 6.15, Section 6.18, Section 6.22, Article VII, Article VIII and this Section 11.17 and all of the Parent Group’s obligations under all Ancillary Agreements, other than the Transition Services Agreement and in each case only to the extent that such obligations or Liabilities have not yet been fully performed or satisfied in accordance with their respective terms at the time of such sale or transfer (collectively, the “Transferred Catalyst Obligations”), and Purchaser shall extend the benefit of Section 6.14(e) to any such purchaser, (b) the portions of the Catalyst Business described in clauses (a) and (b) of the definition of Catalyst Business, then in connection with such sale or transfer, Parent shall, and shall cause the other members of the Parent Group to, require that the purchaser of such portions of the Catalyst Business assumes the applicable portion of the Transferred Catalyst Obligations (and Purchaser shall extend the benefit of Section 6.14(e) to any such purchaser), or (c) the portion of the Catalyst Business described in clause (c) of the definition of Catalyst Business, then in connection with such sale or transfer, Parent shall, and shall cause the other members of the Parent Group to, require that the purchaser of such portion of the Catalyst Business assumes the applicable portion of the Transferred Catalyst Obligations (and Purchaser shall extend the benefit of Section 6.14(e) to any such purchaser). In connection with the consummation of any such sale or transfer, Parent shall ensure that Purchaser and its Affiliates shall, to the extent not directly a party thereto, be third party beneficiaries of the provisions pursuant to which the applicable purchaser assumes the obligations and Liabilities contemplated by the foregoing sentence so as to ensure its ability to enforce the terms hereof.

Section 11.18    Non-Recourse Parties. This Agreement may only be enforced against Parent and Purchaser. All Actions, obligations, Losses, damages, claims or causes of action (whether in contract, in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) that may be based upon, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement or any Ancillary Agreement or any of the other agreements or documents contemplated hereby or thereby, (b) the negotiation, execution or performance of this Agreement or any Ancillary Agreement or any of the documents contemplated hereby or thereby (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other agreements or documents contemplated hereby), (c) any breach or violation of this Agreement or any Ancillary Agreement (including the failure of any representation and warranty to be true or accurate) or any of the other agreements or documents contemplated hereby or thereby, and (d) any failure of the transactions contemplated by this Agreement or any Ancillary Agreement or the other agreements, transactions or documents contemplated hereby or thereby to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly named as parties to this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Confidentiality Agreement and any other Ancillary Agreements, and then only to the extent of the specific obligations of such Persons set forth in this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Confidentiality Agreement or such other Ancillary Agreement, as applicable. In furtherance and not in limitation of the foregoing, and notwithstanding any other provision of this Agreement or any Ancillary Agreement to the contrary, each party hereto covenants, agrees and acknowledges that (except to the extent named as a party to this Agreement, the Equity Commitment Letters, the Limited Guarantee, the Confidentiality Agreement or any other Ancillary Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, the Equity Commitment Letters, the Limited Guarantee, the Confidentiality Agreement or such other Ancillary Agreements, as applicable) no recourse under this Agreement, any related document or any documents or instruments delivered in connection with this Agreement or any related document shall be had against any Purchaser Related Parties or the Debt Financing Sources and no such Persons (including any Person negotiating or executing this Agreement on behalf of a party) shall have any Liability or obligation (whether in contract, tort, equity, law or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise), it being expressly agreed and acknowledged that no personal Liability or Losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, based upon, arise under, out or by reason of, be connected with, or relate in any manner to the items in the immediately preceding clauses (a) through (d) (in each case, except to the extent named as a party to this Agreement, the Equity Commitment Letters, the Limited Guarantee, the Confidentiality Agreement or any other Ancillary Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, the Equity Commitment Letters, the Limited Guarantee, the Confidentiality Agreement or such other Ancillary Agreements, as applicable).

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PQ GROUP HOLDINGS

By:	/s/ Belgacem Chariag
Name:	Belgacem Chariag
Title:	Chairman, President and Chief Executive Officer

SPARTA AGGREGATOR L.P.

By:	Sparta Acquisition Company, its General Partner

By:	/s/ Dev Kapadia
Name:	Dev Kapadia
Title:	Director

By:	/s/ Vance Holtzman
Name:	Vance Holtzman
Title:	Director

[Signature Page to Stock Purchase Agreement]

SCHEDULE I

Sellers:

[Catalysts RemainCo]1*

PQ International Holdings Inc.

PQ International CV

SCHEDULE II

Transferred Companies:

PQ LLC (f/k/a PQ Corporation)2

PQ Silicates Limited (50% interest)

PQ China (Hong Kong) Limited (0.01% interest)

PQ International Cooperative UA (99% interest)

PQ International Cooperative LLC

Transferred Equity Interests:

100% of the Equity Interests in PQ LLC (f/k/a PQ Corporation)

50% of the Equity Interests in PQ Silicates Limited

0.01% of the Equity Interests in PQ China (Hong Kong) Limited

99% of the Equity Interests in PQ International Cooperative UA

100% of the Equity Interests in PQ International Cooperative LLC

Transferred Entities:3

KILT LLC

National Silicates Partnership

NSL Canada Company

PQ Canada Company

PQ Chemicals (Thailand) Ltd

PQ China (Hong Kong) Limited

PQ Europe ApS

PQ Europe Cooperative

PQ Finland Oy

PQ France SAS

PQ Germany GmbH

PQ Holdings I Limited

PQ Holdings Mexicana, S.A. de C.V. (80% interest)

PQ Intermediate Limited

PQ International Cooperative UA (1% interest)

PQ Japan G.K.

PQ Mexico Holdings BV

[1]	CPQ Midco I, a wholly-owned indirect subsidiary of Parent, will form Catalysts RemainCo as part of the Pre-Closing Restructuring.
[2]	PQ Corporation will be converted to an LLC as part of the Pre-Closing Restructuring
[3]	Entities denoted with an asterisk (*) will be formed as part of the Pre-Closing Restructuring.

PQ Mexico S. de R.L. de C.V.

PQ Silicas Asia Pacific Pte. Ltd.

PQ Silicas Brazil Ltda

PQ Silicas BV

PQ Silicas Holding South Africa Pty Ltd

PQ Silicas South Africa Pty Ltd

PQ Silicas UK Limited

PQ Sweden AB

PT PQ Silicas Indonesia

Silicatos y Derivados S.A. de C.V. (wholly-owned subsidiary of PQ Holdings Mexicana, S.A. de C.V.)

[New Dutch Chemicals Holdco BV]*

[New Foreign Chemicals Holdco]*

[New Sales Service Co LLC]*

SCHEDULE III

Brazil

Canada

China

EU

Mexico

South Africa

USA